Subject to Completion, dated October [•], 2014

PROSPECTUS



Antero Midstream Partners LP
37,500,000 Common Units
Representing Limited Partner Interests

This is the initial public offering of 37,500,000 common units representing limited partner interests of Antero Midstream Partners LP. No public market currently exists for our common units.

Our common units have been approved for listing on the New York Stock Exchange under the symbol "AM," subject to official notice of issuance.

We anticipate that the initial public offering price will be between $19.00 and $21.00 per common unit.

Investing in our common units involves risks. Please read "Risk Factors" beginning on page 21 of this prospectus.

These risks include the following:

- Because all of our revenue currently is, and a substantial majority of our revenue over the long term is expected to be, derived from Antero Resources Corporation ("Antero"), any development that materially and adversely affects Antero's operations, financial condition or market reputation could have a material and adverse impact on us.
- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.
- On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our common units or subordinated units for the year ended December 31, 2013 or the twelve-month period ended June 30, 2014.
- Because of the natural decline in production from existing wells, our success depends, in part, on Antero's ability to replace declining production and our ability to secure new sources of natural gas from Antero or third parties. Any decrease in volumes of natural gas that Antero produces or any decrease in the number of wells that Antero completes could adversely affect our business and operating results.
- Antero, our general partner and their respective affiliates, including Antero Investment, which will own our general partner, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.
- Our partnership agreement replaces our general partner's fiduciary duties to holders of our units with contractual standards governing its duties.
- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.
- You will experience immediate dilution in tangible net book value of $12.19 per common unit.
- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.
- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation. If the IRS were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

	Per Common Unit	Total
Offering price to the public	$	$
Underwriting discounts and commissions	$	$
Proceeds to us (before expenses)[(1)]	$	$

[(1)] Excludes an aggregate structuring fee of 0.5% of the gross offering proceeds payable to Barclays Capital Inc. and Citigroup Global Markets Inc. Please read "Underwriting."

We have granted the underwriters the option to purchase 5,625,000 additional common units on the same terms and conditions set forth above if the underwriters sell more than 37,500,000 common units in this offering.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities. Any representation to the contrary is a criminal offense.

The underwriters expect to deliver the common units on or about   , 2014.

Barclays   Citigroup   Wells Fargo Securities

Prospectus dated   , 2014

SUMMARY

This summary provides a brief overview of information contained elsewhere in this prospectus. You should read this entire prospectus and the documents to which we refer you before making an investment decision. You should carefully consider the information set forth under "Risk Factors," "Cautionary Statement Regarding Forward-Looking Statements" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" as well as the historical financial statements and the related notes to those financial statements included elsewhere in this prospectus and the pro forma financial statements and related notes to those financial statements included elsewhere in this prospectus. The information presented in this prospectus assumes an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus) and, unless otherwise indicated, that the underwriters' option to purchase additional common units is not exercised.

We include a glossary of some of the terms used in this prospectus as Appendix B.

Antero Midstream Partners LP

Overview

We are a growth-oriented limited partnership formed by Antero Resources Corporation (NYSE: AR) to own, operate and develop midstream energy assets to service Antero's rapidly increasing production. Our assets consist of gathering pipelines and compressor stations through which we provide midstream services to Antero under a long-term, fixed-fee contract. Our assets are located in the rapidly developing liquids-rich southwestern core of the Marcellus Shale in northwest West Virginia and liquids-rich core of the Utica Shale in southern Ohio, which Antero believes are two of the premier North American shale plays. We believe that our strategically located assets and our relationship with Antero position us to become a leading midstream energy company serving the Marcellus and Utica Shales.

Pursuant to our long-term contract with Antero, we have secured a 20-year dedication covering substantially all of Antero's current and future acreage for gathering and compression services. All of Antero's existing acreage is dedicated to us for gathering and compression services except for the existing third-party commitments, which includes 131,000 Marcellus Shale net leasehold acres characterized by dry gas and liquids-rich production that have been previously dedicated to third-party gatherers. Please read "Business—Antero's Existing Third-Party Commitments." Net of the excluded acreage, our contract for gathering and compression services covers approximately 370,000 net leasehold acres held by Antero as of September 5, 2014. In addition to Antero's existing acreage dedication, our agreement provides that any acreage Antero acquires in the future will be dedicated to us for gathering and compression services. In April 2014, we began providing condensate gathering services to Antero under the gathering and compression agreement.

We have an option to purchase Antero's fresh water distribution systems at fair market value if we obtain a ruling from the Internal Revenue Service (the "IRS") that income from fresh water distribution services is qualifying income for federal income tax purposes (the "Private Letter Ruling"). In addition, Antero has an option to participate for up to a 20% non-operating equity interest in the 800-mile Energy Transfer LLC Rover Pipeline project (the "ET Rover Pipeline") that it will assign to us in connection with the completion of this offering. Antero also has a right to participate for up to a 15% non-operating equity interest in an unnamed 50-mile regional gathering pipeline extension (the "Regional Gathering System") that will expire six months following the date on which the Regional Gathering System is placed into service, which is currently scheduled to occur during the fourth quarter of 2015. Antero intends to assign this option to us in connection with the completion of this offering. In addition, we have entered into a right-of-first-offer agreement with Antero to allow for us to provide Antero with natural gas processing services in the future.

Processing

Although we do not currently have any processing or NGL fractionation, transportation or marketing infrastructure, we have entered into a right-of-first-offer agreement with Antero for gas processing services, pursuant to which Antero has agreed, subject to certain exceptions, not to procure any gas processing or NGL fractionation, transportation or marketing services with respect to its production (other than production subject to a pre-existing dedication) without first offering us the right to provide such services. For a discussion of Antero's existing third-party commitments, please read "Business—Antero's Existing Third-Party Commitments."

Our Contractual Arrangements with Third Parties

Due to its leading position in the Marcellus and Utica Shales, Antero is frequently invited to be an anchor shipper in new regional pipeline projects and often has the opportunity to participate as an equity owner in such projects. As part of our relationship with Antero, we expect that Antero will assign us the right to participate in the equity ownership of these types of projects in the future, allowing us to diversify and vertically integrate our midstream asset base. Please see "Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations—Expansion Capital Expenditures."

Option to Participate in ET Rover Pipeline

In connection with Antero's agreement to become an anchor shipper on the recently announced ET Rover Pipeline, Antero has an option to participate for up to a 20% non-operated equity interest in the ET Rover Pipeline. Antero will assign the option to us in connection with the completion of this offering. The ET Rover Pipeline is being designed to transport 3.25 Bcf/d through approximately 800 miles of 36-inch and 42-inch pipeline and to enable the flow of natural gas from processing facilities and other receipt points located in the Marcellus and Utica Shale areas to market regions in the U.S. and Canada. The ET Rover Pipeline is expected to provide new natural gas pipeline infrastructure to move natural gas to local utilities, to other pipelines for Midwest and Gulf Coast markets, and to the Dawn Hub in Canada for Canadian and U.S. Northeast markets. The project is expected to be placed into service during the first quarter of 2017. Subject to confirmatory diligence, we have not determined to what extent, if any, we would exercise such option.

Option to Participate in Regional Gathering System

In connection with Antero's agreement to become an anchor shipper on the Regional Gathering System, Antero was granted an option to participate for up to a 15% non-operated equity interest in the system. Antero's option will expire six months following the date on which the Regional Gathering System is placed into service, which is currently scheduled to occur during the fourth quarter of 2015. Antero intends to assign the option to us in connection with the completion of this offering. The Regional Gathering System is expected to connect a portion of Antero's Marcellus Shale operating areas with its downstream interstate pipelines upon which Antero has firm transportation commitments. The Regional Gathering System is expected to be completed and placed into service in the fourth quarter of 2015. Subject to confirmatory diligence, we have not determined to what extent, if any, we would exercise such option.

Our Existing Assets and Growth Projects

In connection with the completion of this offering, Antero will contribute its gathering and compression assets to us, as well as the right to develop additional midstream infrastructure to service Antero's rapidly growing production. Because of our close operational and contractual relationship with Antero, we expect to grow significantly as Antero pursues its development plan.

We believe that Antero will be incentivized to support the growth of our business as a result of its economic interest in us. In addition, our management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties.

- *Exercising options to acquire non-operating interests in regional pipeline projects.* Due to its leading position in the Marcellus and Utica Shales, Antero is frequently invited to be an anchor shipper in new regional pipeline projects and often has the opportunity to participate as an equity owner in such projects. As part of our relationship with Antero, we expect that Antero will assign us the right to participate in the equity ownership of these types of projects in the future, allowing us to diversify and vertically integrate our midstream asset base. To date, Antero has negotiated an option to participate as an equity owner in two separate natural gas pipelines: the ET Rover Pipeline, a 36-inch and 42-inch, 800-mile pipeline currently scheduled to be in service during the first quarter of 2017 and the Regional Gathering System currently scheduled to be in service beginning in the fourth quarter of 2015. Antero has an option to participate for up to a 20% non-operating equity interest in the ET Rover Pipeline that it will assign to us in connection with the completion of this offering. Antero intends to convey its right to participate for up to a 15% non-operating equity interest in the Regional Gathering System to us in connection with the completion of this offering. Each of these projects represents an attractive long-term investment opportunity for us. These investments, if the options are exercised, would create a new line of business and incremental growth opportunities while providing stable, long-term fixed-fee driven cash flows. We believe our relationship with Antero and its extensive drilling inventory will afford us additional opportunities to invest in large-scale infrastructure projects, such as regional and long-haul pipelines, that will serve to support our long-term growth profile.

- *Attracting third-party customers.* While we will devote substantially all of our resources to meeting Antero's needs in the near term, we expect to market our services to, and pursue strategic relationships with, third-party producers over time. We believe that our early, significant footprint of gathering and compression systems in the Marcellus and Utica Shales provides us with a competitive advantage that we believe will allow us to attract third-party natural gas volumes in the future.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Economic strength of Antero's development program.* We believe the attractiveness of Antero's liquids-rich portfolio of acreage and its low development cost relative to recoveries will support long-term demand for our gathering and compression services in a variety of commodity price environments. The economic strength of Antero's development program is substantially supported by:

  - *Antero's position in the core of the Marcellus and Utica Shales.* Antero owns and operates extensive and contiguous land positions in the core areas of two of the most economically attractive North American shale plays, which Antero believes are characterized by consistent geology and high well recoveries relative to drilling and completion costs.

  - *Antero's multi-year, low-risk drilling inventory.* Antero's drilling inventory at June 30, 2014 consisted of 5,011 identified potential horizontal well locations (3,159 of which were located on acreage dedicated to us) that will require gathering and compression services. Based on its expected 2014 drilling activity, these locations give Antero a 23-year drilling inventory.

  - *Antero's exposure to a large resource of liquids-rich gas and condensate.* Liquids-rich gas production generally enhances well economics due to the processing margin generated by higher-value NGL products, such as propane and butane. In addition, the wellhead condensate often associated with liquids-rich production can further increase well economics. Approximately 67% of Antero's 5,011 identified potential horizontal well locations as of June 30, 2014 target the liquids-rich gas regions of the Marcellus and Utica Shales.

- *Antero's status as a low-cost leader.* Antero has implemented operational efficiencies to give it some of the lowest development costs per Mcfe in the Marcellus and Utica Shales, such as (i) drilling longer laterals, (ii) pad drilling, (iii) the use of shorter stage lengths, (iv) the use of less expensive, shallow vertical drilling rigs to drill to the kick-off point of the horizontal wellbore, (v) the use of natural gas powered rigs and (vi) the use of its fresh water distribution systems.

- *Antero's access to committed processing and firm takeaway capacity in the Marcellus and Utica Shales.* We believe Antero's existing contractual commitments for processing and firm long-haul transportation help minimize disruptions to its drilling program that might otherwise exist as a result of insufficient outlets for growing production. Antero has contracted for a total of 1,350 MMcf/d of processing capacity in the Marcellus Shale, 800 MMcf/d of which is currently in service. Similarly, Antero has 600 MMcf/d of contracted processing capacity in the Utica Shale, of which 450 MMcf/d is currently in service. Antero also has secured an average of 3,430,000 MMBtu/d of long-haul firm transportation capacity or firm sales by 2016 and has committed to 20,000 Bbl/d of ethane takeaway capacity and has entered into agreements to provide an additional 30,000 Bbl/d of ethane to the proposed Appalachian Shale Cracker Enterprise ("Ascent") ethane cracker, pending a final investment decision by Ascent, and 25,000 Bbl/d of ethane to the proposed Shell Chemical LP ("Shell") ethane cracker, pending a final investment decision by Shell, and firm transportation of 51,500 Bbl/d of NGLs with the Mariner East II project, subject to the completion of an open season. We believe our midstream infrastructure, together with Antero's significant processing and takeaway capacity, will allow Antero to commercialize its production more quickly at favorable prices and keep pace with its robust drilling plan.

- *Antero's active hedging program.* Antero maintains an active hedging program designed to mitigate volatility in commodity prices and regional basis differentials and to protect its expected future cash flows. As of June 30, 2014, Antero had entered into hedging contracts for July 1, 2014 through December 31, 2019 covering a total of approximately 1.32 Tcfe of its projected natural gas and oil production at average index prices of $4.58/MMBtu and $94.13/Bbl, respectively. We believe that Antero's active hedging program will allow its drilling schedule to remain robust in a variety of commodity price environments.

- *Extensive dedication, system scale and long-term, fixed fee contract to support stable cash flows.* Pursuant to our long-term contract with Antero, we have secured a 20-year dedication covering approximately 370,000 net leasehold acres held by Antero as of September 5, 2014 (net of the approximately 131,000 excluded net leasehold acres) for gathering and compression services. Please read "Business—Antero's Existing Third-Party Commitments." In addition to Antero's existing acreage dedication, our agreement provides that any acreage Antero acquires in the future will be dedicated to us for gathering and compression services. We believe that Antero's drilling activity will result in significant growth of our midstream operations. Our fixed-fee, long-term contract structure eliminates our direct exposure to commodity price risk and provides us with long-term cash flow stability.

- *Financial flexibility and strong capital structure.* At the closing of this offering, we expect to have no outstanding indebtedness and available borrowing capacity of $500.0 million under a new $1.0 billion revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy.

- *Experienced and incentivized management team.* Antero's officers, who will also manage our business, have an average of over 30 years of industry experience and have successfully built, grown and sold two unconventional resource-focused upstream companies and one midstream company in the past 15 years. We believe Antero's experience and expertise from both an upstream and midstream perspective provides a distinct competitive advantage. Through our management's ownership interests in Antero Investment, which owns our incentive distribution rights, and their indirect ownership interests in Antero, which will own 31,353,134 of our common units and all of our subordinated units, our management team is highly incentivized to grow our distributions and the value of our business.

Our Relationship with Antero and Antero Investment

One of our principal strengths is our relationship with Antero. We believe Antero's interests are aligned with ours because Antero relies on our ability to develop infrastructure in tandem with its drilling and production activities. Upon completion of this offering, Antero will own 31,353,134 common units and 68,853,134 subordinated units in us. Antero's interests are further aligned with ours in that the value of its retained common and subordinated units should increase to the extent we are successful in growing our operations. However, as a result of many of the risks associated with Antero's business, we cannot ensure that we will ultimately realize any benefit from our relationship with Antero. Please read "Risk Factors—Risks Related to Our Business."

In addition to the alignment of Antero's interests with ours, Antero Investment, which includes members of our and Antero's management and the Sponsors, will own our general partner, which will own all of the incentive distribution rights. The value of the incentive distribution rights is driven by growth in our distributions. As a result, Antero Investment, including its management members, are additionally incentivized to facilitate our growth.

Although our relationship with Antero and Antero Investment provides us with a significant advantage in the midstream market, it also provides a source of potential conflicts. Antero Investment will own our general partner, which provides Antero Investment with control of our business and may allow Antero Investment to operate our business in a manner inconsistent with the interests of our unitholders. In addition, Antero Investment will have the right to receive an increasing percentage of our quarterly cash distributions in excess of specified target distribution levels.

Our Management

Our general partner has sole responsibility for conducting our business and for managing our operations and will be controlled by Antero Investment. Pursuant to the services agreement that we will enter into concurrently with the closing of this offering, our general partner and Antero will be entitled to reimbursement for all direct and indirect expenses that they incur on our behalf. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Principal Components of Our Cost Structure—General and Administrative Expenses" and "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Services Agreement."

Neither our general partner nor its board of directors will be elected by our unitholders. Antero Investment is the sole member of our general partner and will have the right to appoint our general partner's entire board of directors. All of our officers and certain of our directors are also officers and directors of Antero.

Partnership Structure

In connection with the closing of this offering, Antero will contribute Midstream Operating to us. In connection with that contribution, we will convert from a limited liability company to a limited partnership, Antero Midstream Partners LP. The diagram below illustrates our organizational structure and ownership based on total units outstanding after giving effect to the offering and the related transactions and assumes that the underwriters' option to purchase additional common units is not exercised.

Common Units held by the public	27.2%
Common Units held by Antero	22.8%
Subordinated Units held by Antero	50.0%
General Partner Interest	*
Total	100%

* General partner interest is non-economic.



Sponsors and Management(1)
Antero Resources Employee Holdings LLC(2)
Antero Resources Investment LLC
Public Stockholders
100%
79.1%
20.9%
Antero Resources Midstream Management LLC
Incentive Distribution Rights
Antero Resources Corporation
NYSE: AR
31,353,134 Common Units
68,853,134 Subordinated Units
Public Unitholders
37,500,000 Common Units
Non-economic general partner interest
72.8% limited partner interest
27.2% limited partner interest
Antero Midstream Partners LP
NYSE: AM
Antero Midstream LLC

(1) Includes each of our Sponsors and certain members of our management team who have made investments in Antero Investment in exchange for investment units.

(2) Holds profits interests in Antero Investment on behalf of members of our management team and other employees. All of the membership interests in Antero Resources Employee Holdings LLC are held by employees of Antero. The compensation committee of Antero Investment has voting and control rights over the shares held by Antero Resources Employee Holdings LLC.

- We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

- Because of the natural decline in production from existing wells, our success depends, in part, on Antero's ability to replace declining production and our ability to secure new sources of natural gas from Antero or third parties. Any decrease in volumes of natural gas that Antero produces or any decrease in the number of wells that Antero completes could adversely affect our business and operating results.

- We will be required to make substantial capital expenditures to increase our asset base. If we are unable to obtain needed capital or financing on satisfactory terms, our ability to make cash distributions may be diminished or our financial leverage could increase.

Risks Inherent in an Investment in Us

- Antero, our general partner and their respective affiliates, including Antero Investment, which will own our general partner, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

- Our partnership agreement replaces our general partner's fiduciary duties to holders of our units with contractual standards governing its duties.

- Holders of our common units have limited voting rights and are not entitled to elect our general partner or its directors, which could reduce the price at which our common units will trade.

- You will experience immediate dilution in tangible net book value of $12.19 per common unit.

- There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Tax Risks to Common Unitholders

- Our tax treatment depends on our status as a partnership for federal income tax purposes, as well as us not being subject to a material amount of entity-level taxation. If the IRS were to treat us as a corporation for federal income tax purposes, or if we become subject to entity-level taxation for state tax purposes, our cash available for distribution to you would be substantially reduced.

Partnership Information

Our principal executive offices are located at 1615 Wynkoop Street, Denver, Colorado 80202, and our telephone number is (303) 357-7310. Our website is located at   . We expect to make available our periodic reports and other information filed with or furnished to the SEC free of charge through our website, as soon as reasonably practicable after those reports and other information are electronically filed with or furnished to the SEC. Information on our website or any other website is not incorporated by reference herein and does not constitute a part of this prospectus.

The Offering

Common units offered to the public . .	37,500,000 common units.
	43,125,000 common units if the underwriters exercise their option to purchase additional common units in full.
Units outstanding after this offering . .	68,853,134 common units and 68,853,134 subordinated units, for a total of 137,706,268 limited partner units. If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units.
Use of proceeds	We intend to use the anticipated net proceeds of approximately $705.3 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts and offering expenses, (i) to repay in full $455.3 million of indebtedness that we will assume in connection with the contribution of Midstream Operating to us by Antero and (ii) for general partnership purposes. If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Use of Proceeds."
	Affiliates of certain of the underwriters are lenders under Midstream Operating's existing midstream credit facility and, accordingly, will receive a portion of the proceeds of this offering. Please read "Underwriting."

| Cash distributions . . . . | Within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we expect to make a minimum quarterly distribution of $0.1875 per common unit and subordinated unit ($0.75 per common unit and subordinated unit on an annualized basis) to unitholders of record on the applicable record date. For the first quarter that we are publicly traded, we will pay a prorated distribution covering the period from the completion of this offering through December 31, 2014, based on the actual length of that period. |

The board of directors of our general partner will adopt a policy pursuant to which distributions for each quarter will be paid to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. Our ability to pay the minimum quarterly distribution is subject to various restrictions and other factors described in more detail in "Our Cash Distribution Policy and Restrictions on Distributions."

Our partnership agreement generally provides that we will distribute cash each quarter during the subordination period in the following manner:

- *first*, to the holders of common units, until each common unit has received the minimum quarterly distribution of $0.215625 plus any arrearages from prior quarters;

- *second*, to the holders of subordinated units, until each subordinated unit has received the minimum quarterly distribution of $0.234375; and

- *third*, to the holders of common units and subordinated units pro rata until each has received a distribution of $0.281250.

If cash distributions to our unitholders exceed $0.281250 per common unit and subordinated unit in any quarter, our unitholders and our general partner, as the holder of our incentive distribution rights ("IDRs"), will receive distributions according to the following percentage allocations:

	Marginal Percentage Interest in Distributions	
Total Quarterly Distribution Target Amount	**Unitholders**	**General Partner (as holder of IDRs)**
above $0.215625 up to $0.234375 .	85.0%	15.0%
above $0.234375 up to $0.281250 .	75.0%	25.0%
above $0.281250	50.0%	50.0%

We refer to the additional increasing distributions to our general partner as "incentive distributions." Please read "How We Make Distributions to Our Partners—Incentive Distribution Rights."

	We believe, based on our financial forecast and related assumptions included in "Our Cash Distribution Policy and Restrictions on Distributions," that we will have sufficient cash available for distribution to pay the minimum quarterly distribution of $0.1875 on all of our common units and subordinated units for the twelve-month period ending September 30, 2015. However, we do not have a legal or contractual obligation to pay quarterly distributions at the minimum quarterly distribution rate or at any other rate and there is no guarantee that we will pay distributions to our unitholders in any quarter. Please read "Our Cash Distribution Policy and Restrictions on Distributions."
Subordinated units	Antero will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units will not be entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages.
Conversion of subordinated units	The subordination period will end on the first business day after we have earned and paid at least $0.75 (the minimum quarterly distribution on an annualized basis) on each outstanding common unit and subordinated unit for each of three consecutive, non-overlapping four-quarter periods ending on or after September 30, 2017 and there are no outstanding arrearages on our common units.
	Notwithstanding the foregoing, the subordination period will end on the first business day after we have earned and paid at least $1.125 (150.0% of the minimum quarterly distribution on an annualized basis) on each outstanding common and subordinated unit and the related distribution on the incentive distribution rights, for any four-quarter period ending on or after September 30, 2015 and there are no outstanding arrearages on our common units.
	When the subordination period ends, all subordinated units will convert into common units on a one-for-one basis, and all common units will thereafter no longer be entitled to arrearages.
Issuance of additional units	Our partnership agreement authorizes us to issue an unlimited number of additional units without the approval of our unitholders. Please read "Units Eligible for Future Sale" and "The Partnership Agreement—Issuance of Additional Interests."

Limited voting rights	Our general partner will manage and operate us. Unlike the holders of common stock in a corporation, our unitholders will have only limited voting rights on matters affecting our business. Our unitholders will have no right to elect our general partner or its directors on an annual or other continuing basis. Our general partner may not be removed except for cause by a vote of the holders of at least 66⅔% of the outstanding units, including any units owned by our general partner and its affiliates, voting together as a single class. Upon consummation of this offering, Antero will own an aggregate of 72.8% of our outstanding units (or 68.7% of our outstanding units, if the underwriters exercise their option to purchase additional common units in full). This will give Antero the ability to prevent the removal of our general partner. In addition, any vote to remove our general partner during the subordination period must provide for the election of a successor general partner by the holders of a majority of the common units and a majority of the subordinated units, voting as separate classes. This will provide Antero the ability to prevent the removal of our general partner. Please read "The Partnership Agreement—Voting Rights."
Limited call right	If at any time our general partner and its affiliates (including Antero) own more than 80% of the outstanding common units, our general partner has the right, but not the obligation, to purchase all of the remaining common units at a price equal to the greater of (1) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (2) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. Please read "The Partnership Agreement—Limited Call Right."
Registration rights	In connection with the completion of this offering, we intend to enter into a registration rights agreement with Antero, pursuant to which we may be required to register the resale of common units, subordinated units or other partnership securities held by Antero. We may be required pursuant to the registration rights agreement and our partnership agreement to undertake a future public or private offering and use the net proceeds to redeem an equal number of common units from Antero. In addition, our partnership agreement grants certain registration rights to our general partner and its affiliates. Please read "Certain Relationships and Related Transactions—Agreements with Affiliates in Connection with the Transactions—Registration Rights Agreement" and "The Partnership Agreement—Registration Rights."

Estimated ratio of taxable income to distributions	We estimate that if you own the common units you purchase in this offering through the record date for distributions for the period ending December 31, 2017, you will be allocated, on a cumulative basis, an amount of federal taxable income for that period that will be less than 20% of the cash distributed to you with respect to that period. For example, if you receive an annual distribution of $0.75 per unit, we estimate that your average allocable federal taxable income per year will be no more than approximately $0.15 per unit. Thereafter, the ratio of allocable taxable income to cash distributions to you could substantially increase. Please read "Material U.S. Federal Income Tax Consequences—Tax Consequences of Unit Ownership" for the basis of this estimate.
Material federal income tax consequences	For a discussion of the material federal income tax consequences that may be relevant to prospective unitholders who are individual citizens or residents of the United States, please read "Material U.S. Federal Income Tax Consequences."
Exchange listing	Our common units have been approved for listing on the New York Stock Exchange (the "NYSE") under the symbol "AM," subject to official notice of issuance.

The information above excludes 10,000,000 common units reserved for issuance under the Antero Midstream Partners LP Long-Term Incentive Plan (the "Midstream LTIP") that our general partner intends to adopt in connection with the completion of this offering.

Summary Historical and Pro Forma Financial and Operating Data

We were formed in September 2013 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our Predecessor. The following table presents summary historical financial data of our Predecessor as of the dates and for the periods indicated.

This prospectus includes audited financial statements of our Predecessor as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 and unaudited financial information of our Predecessor as of and for the six months ended June 30, 2013 and 2014. This prospectus also includes summary pro forma financial data for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014. For a detailed discussion of the summary historical financial information contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds" and the audited and unaudited historical financial statements of the Predecessor included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The summary pro forma financial data presented as of and for the year ended December 31, 2013 and the six months ended June 30, 2014 was derived from the audited and unaudited financial statements of our Predecessor included elsewhere in this prospectus. Please read the unaudited pro forma financial statements and the notes thereto included elsewhere in this prospectus for a description of the pro forma adjustments.

	Predecessor					Pro Forma	
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31, 2013	Six Months Ended June 30, 2014
	2011	2012	2013	2013	2014		
	(in thousands, except per unit amounts)						
Statement of Operations Data:							
Revenue:							
Gathering and compression— affiliate	$ 441	$ 647	$ 22,363	$ 5,492	$ 28,696	$ 22,363	$ 28,696
Operating expenses:							
Direct operating expenses	802	652	2,079	694	2,602	2,079	2,602
General and administrative expenses (including $15,931 and $3,803 of stock compensation in the year ended December 31, 2013 and the six months ended June 30, 2014, respectively)	397	2,894	23,124	3,464	10,091	23,124	10,091
Depreciation expense	997	1,679	11,346	3,126	14,764	11,346	14,764
Total operating expenses	2,196	5,225	36,549	7,284	27,457	36,549	27,457
Operating income (loss)	(1,755)	(4,578)	(14,186)	(1,792)	1,239	(14,186)	1,239
Interest expense	2	8	146	63	1,200	10,575	8,945
Net income (loss)	$ (1,757)	$ (4,586)	$ (14,332)	$ (1,855)	$ 39	$(24,761)	$ (7,706)
Pro forma basic earnings per unit[1]						$ (0.18)	$ (0.06)
Pro forma diluted earnings per unit[1]						$ (0.18)	$ (0.06)

	Predecessor					Pro Forma	
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31,	Six Months Ended June 30,
	2011	2012	2013	2013	2014	2013	2014
	(in thousands, except per unit amounts)						
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ —	$ —	$ —	$ —			$ 250,000
Property and equipment, net	173,351	566,476	324,820	844,256			844,256
Total assets	173,510	578,089	332,782	898,271			1,149,271
Long-term liabilities	320	4,864	5,322	233,574			4,650
Total net equity—parent net investment	142,862	532,520	298,926	595,469			1,075,393
Cash Flow Data:							
Net cash provided by (used in) operating activities	$ (618)	$ (3,152)	$ 10,613	$ 213	$ 17,040		
Net cash used in investing activities . .	(15,795)	(115,571)	(404,049)	(163,954)	(303,564)		
Net cash provided by financing activities	16,413	118,723	393,436	163,741	286,524		
Other Financial Data:							
Adjusted EBITDA[(2)]	$ (758)	$ (2,899)	$ 13,091	$ 1,334	$ 19,806	$ 13,091	$ 19,806

[(1)] Earnings per unit is not provided for historical periods prior to the contribution of Midstream Operating to us because the nature of our Predecessor makes the presentation of earnings per unit not relevant, or comparable on a prospective basis, for investors.

[(2)] For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

Operating Data

The following table presents summary historical operating data of our Predecessor as of the dates and for the periods indicated.

	Year Ended December 31,			Six Months Ended June 30,	
	2011	2012	2013	2013	2014
Operating Data:					
Gathering—low pressure (MMcf)	1,703	2,320	61,406	15,669	64,935
Gathering—high pressure (MMcf)	—	—	11,736	918	35,524
Compression (MMcf)	—	—	9,900	3,409	6,994
Condensate gathering (MBbl)	—	—	—	—	266
Gathering—low pressure (MMcf/d)	5	6	168	87	359
Gathering—high pressure (MMcf/d)	—	—	32	5	196
Compression (MMcf/d)	—	—	27	19	39
Condensate gathering (MBbl/d)	—	—	—	—	1
Average realized fees:					
Average gathering—low pressure fee ($/Mcf)	$ 0.26	$ 0.28	$ 0.30	$ 0.30	$ 0.31
Average gathering—high pressure fee ($/Mcf)	—	—	$ 0.18	$ 0.18	$ 0.18
Average compression fee ($/Mcf)	—	—	$ 0.18	$ 0.18	$ 0.18
Average gathering—condensate fee ($/Bbl)	—	—	—	—	$ 4.08

Any material limitation on our ability to access capital as a result of such adverse changes at Antero could limit our ability to obtain future financing under favorable terms, or at all, or could result in increased financing costs in the future. Similarly, material adverse changes at Antero could negatively impact our unit price, limiting our ability to raise capital through equity issuances or debt financing, or could negatively affect our ability to engage in, expand or pursue our business activities, and could also prevent us from engaging in certain transactions that might otherwise be considered beneficial to us.

We may not generate sufficient cash from operations following the establishment of cash reserves and payment of fees and expenses, including cost reimbursements to our general partner, to enable us to pay the minimum quarterly distribution to our unitholders.

In order to make our minimum quarterly distribution of $0.1875 per common unit and subordinated unit per quarter, or $0.75 per unit per year, we will require available cash of approximately $25.8 million per quarter, or approximately $103.3 million per year, based on the common units and subordinated units outstanding immediately after completion of this offering. We may not generate sufficient cash flow each quarter to support the payment of the minimum quarterly distribution or to increase our quarterly distributions in the future.

The amount of cash we can distribute on our units principally depends upon the amount of cash we generate from our operations, which will fluctuate from quarter to quarter based on, among other things:

- the volume of natural gas we gather and compress;

- the volume of condensate we gather;

- the rates we charge third parties, if any, for our gathering and compression services;

- market prices of natural gas, NGLs and oil and their effect on Antero's drilling schedule as well as produced volumes;

- Antero's ability to fund its drilling program;

- adverse weather conditions;

- the level of our operating, maintenance and general and administrative costs;

- regulatory action affecting the supply of, or demand for, natural gas, the rates we can charge for our services, how we contract for services, our existing contract, our operating costs or our operating flexibility; and

- prevailing economic conditions.

In addition, the actual amount of cash we will have available for distribution will depend on other factors, including:

- the level and timing of capital expenditures we make;

- our debt service requirements and other liabilities;

- our ability to borrow under our debt agreements to pay distributions;

- fluctuations in our working capital needs;

- restrictions on distributions contained in any of our debt agreements;

- the cost of acquisitions, if any;

- fees and expenses of our general partner and its affiliates (including Antero) we are required to reimburse;

- the amount of cash reserves established by our general partner; and

- other business risks affecting our cash levels.

On a pro forma basis, we would not have had sufficient cash available for distribution to pay any distributions on our common units or subordinated units for the year ended December 31, 2013 or the twelve-month period ended June 30, 2014.

Our pro forma cash available for distribution for the year ended December 31, 2013 would have been a deficit of approximately $1.3 million, which would not have been sufficient to pay any distributions on our common units or subordinated units. Our pro forma cash available for distribution for the twelve-month period ended June 30, 2014 would have been a deficit of approximately $0.7 million, which would not have been sufficient to pay any distributions on our common units or subordinated units. For a calculation of our ability to make cash distributions to our unitholders based on our historical as adjusted results, please read "Our Cash Distribution Policy and Restrictions on Distributions." If we are not able to generate additional cash for distribution to our unitholders in future periods, we may not be able to pay the full minimum quarterly distribution or any amount on our common or subordinated units, in which event the market price of our common units may decline materially.

Because of the natural decline in production from existing wells, our success depends, in part, on Antero's ability to replace declining production and our ability to secure new sources of natural gas from Antero or third parties. Any decrease in volumes of natural gas that Antero produces or any decrease in the number of wells that Antero completes, could adversely affect our business and operating results.

The natural gas volumes that support our gathering business depend on the level of production from natural gas wells connected to our systems, which may be less than expected and will naturally decline over time. To the extent Antero reduces its activity or otherwise ceases to drill and complete wells, revenues for our gathering and compression services will be directly and adversely affected. In addition, natural gas volumes from completed wells will naturally decline and our cash flows associated with these wells will also decline over time. In order to maintain or increase throughput levels on our gathering systems, we must obtain new sources of natural gas from Antero or third parties. The primary factors affecting our ability to obtain additional sources of natural gas include (i) the success of Antero's drilling activity in our areas of operation, (ii) Antero's acquisition of additional acreage and (iii) our ability to obtain dedications of acreage from third parties.

We have no control over Antero's or other producers' levels of development and completion activity in our areas of operation, the amount of reserves associated with wells connected to our systems or the rate at which production from a well declines. We have no control over Antero or other producers or their development plan decisions, which are affected by, among other things:

- the availability and cost of capital;

- prevailing and projected natural gas, NGLs and oil prices;

- demand for natural gas, NGLs and oil;

- levels of reserves;

- geologic considerations;

23

better terms than third parties. We can offer no assurance that we will be able to successfully develop processing infrastructure pursuant to these rights. Additionally, Antero is under no obligation to accept any offer made by us. Furthermore, for a variety of reasons, we may decide not to exercise these rights when they become available.

Antero has an option to participate for up to a 20% non-operating equity interest in the ET Rover Pipeline that it will assign to us in connection with the completion of this offering. Antero also has a right to participate for up to a 15% non-operating equity interest in the Regional Gathering System that will expire six months following the date on which the Regional Gathering System is placed into service, which is currently scheduled to occur during the fourth quarter of 2015. Antero intends to assign the option to us in connection with the completion of this offering. Subject to confirmatory diligence, we have not determined to what extent, if any, we would exercise these options. We can offer no assurance that our participation in the ET Rover Pipeline and the Regional Gathering System, if we exercise these options, will enhance our cash flows or ability to pay distributions.

Our gathering and compression systems are concentrated in the Appalachian Basin, making us vulnerable to risks associated with operating in one major geographic area.

We rely primarily on revenues generated from gathering and compression systems that we own, which are located in the Marcellus and Utica Shales. As a result of this concentration, we may be disproportionately exposed to the impact of regional supply and demand factors, delays or interruptions of production from wells in this area caused by governmental regulation, market limitations or interruption of the processing or transportation of natural gas, NGLs or oil.

The amount of cash we have available for distribution to our unitholders depends primarily on our cash flow and not solely on profitability, which may prevent us from making distributions, even during periods in which we record net income.

You should be aware that the amount of cash we have available for distribution depends primarily upon our cash flow and not solely on profitability, which will be affected by non-cash items. As a result, we may make cash distributions during periods when we record a net loss for financial accounting purposes, and conversely, we might fail to make cash distributions during periods when we record net income for financial accounting purposes.

Our construction or purchase of new gathering and compression, processing or other assets may not result in revenue increases and may be subject to regulatory, environmental, political, legal and economic risks, which could adversely affect our cash flows, results of operations and financial condition and, as a result, our ability to distribute cash to our unitholders.

The construction of additions or modifications to our existing systems and the construction or purchase of new assets involves numerous regulatory, environmental, political and legal uncertainties beyond our control and may require the expenditure of significant amounts of capital. Financing may not be available on economically acceptable terms or at all. If we undertake these projects, we may not be able to complete them on schedule, at the budgeted cost or at all. Moreover, our revenues may not increase immediately upon the expenditure of funds on a particular project. For instance, if we build a processing facility, the construction may occur over an extended period of time, and we may not receive any material increases in revenues until the project is completed. Moreover, we may construct facilities to capture anticipated future production growth in an area in which such growth does not materialize. As a result, new gathering and compression, processing or other assets may not be able to attract enough throughput to achieve our expected investment return, which could adversely affect our results of operations and financial condition. In addition, the construction of additions to our existing assets may require us to obtain new rights-of-way prior to constructing new pipelines or facilities. We may be unable to timely obtain such rights-of-way to connect new natural gas supplies to our existing gathering

The loss of key personnel could adversely affect our ability to operate.

We depend on the services of a relatively small group of our general partner's senior management and technical personnel. We do not maintain, nor do we plan to obtain, any insurance against the loss of any of these individuals. The loss of the services of our general partner's senior management or technical personnel, including Paul M. Rady, Chairman and Chief Executive Officer, and Glen C. Warren, Jr., President and Chief Financial Officer, could have a material adverse effect on our business, financial condition and results of operations.

We do not have any officers or employees and rely solely on officers of our general partner and employees of Antero.

We are managed and operated by the board of directors of our general partner. Affiliates of Antero conduct businesses and activities of their own in which we have no economic interest. As a result, there could be material competition for the time and effort of the officers and employees who provide services to our general partner and Antero. If our general partner and the officers and employees of Antero do not devote sufficient attention to the management and operation of our business, our financial results may suffer, and our ability to make distributions to our unitholders may be reduced.

Debt we incur in the future may limit our flexibility to obtain financing and to pursue other business opportunities.

Our future level of debt could have important consequences to us, including the following:

• our ability to obtain additional financing, if necessary, for working capital, capital expenditures (including required drilling pad connections and well connections pursuant to our gathering and compression agreements as well as acquisitions) or other purposes may be impaired or such financing may not be available on favorable terms;

• our funds available for operations, future business opportunities and distributions to unitholders will be reduced by that portion of our cash flow required to make interest payments on our debt;

• we may be more vulnerable to competitive pressures or a downturn in our business or the economy generally; and

• our flexibility in responding to changing business and economic conditions may be limited.

Our ability to service our debt will depend upon, among other things, our future financial and operating performance, which will be affected by prevailing economic conditions and financial, business, regulatory and other factors, some of which are beyond our control. If our operating results are not sufficient to service any future indebtedness, we will be forced to take actions such as reducing distributions, reducing or delaying our business activities, investments or capital expenditures, selling assets or issuing equity. We may not be able to effect any of these actions on satisfactory terms or at all.

Increases in interest rates could adversely affect our business.

We will have significant exposure to increases in interest rates. After the consummation of this offering on a pro forma basis, we do not expect to have any outstanding indebtedness. However, in connection with the completion of this offering, we expect to enter into a new revolving credit facility. Assuming estimated average indebtedness of $122.0 million during the twelve-month period ending September 30, 2015, comprised of funds drawn on our new revolving credit facility, an increase of one percentage point in the assumed interest rate will result in an increase in annual interest expense of

$1.2 million. As a result, our results of operations, cash flows and financial condition and, as a result, our ability to make cash distributions to our unitholders, could be materially adversely affected by significant increases in interest rates.

Terrorist attacks or cyber-attacks could have a material adverse effect on our business, financial condition or results of operations.

Terrorist attacks or cyber-attacks may significantly affect the energy industry, including our operations and those of our customers, as well as general economic conditions, consumer confidence and spending and market liquidity. Strategic targets, such as energy-related assets, may be at greater risk of future attacks than other targets in the United States. Our insurance may not protect us against such occurrences. Consequently, it is possible that any of these occurrences, or a combination of them, could have a material adverse effect on our business, financial condition and results of operations.


Risks Inherent in an Investment in Us


Antero, our general partner and their respective affiliates, including Antero Investment, which will own our general partner, have conflicts of interest with us and limited duties to us and our unitholders, and they may favor their own interests to the detriment of us and our other common unitholders.

Following this offering, Antero Investment will indirectly own and control our general partner and will appoint all of the officers and directors of our general partner. All of our initial officers and a majority of our initial directors will also be officers or directors of Antero Investment. Similarly, all of our officers and a majority of our directors are also officers or directors of Antero. Although our general partner has a duty to manage us in a manner that is beneficial to us and our unitholders, the directors and officers of our general partner have a fiduciary duty to manage our general partner in a manner that is beneficial to its owner, Antero Investment. Further, our directors and officers who are also directors and officers of Antero have a fiduciary duty to manage Antero in a manner that is beneficial to Antero. Conflicts of interest will arise between Antero, Antero Investment and our general partner, on the one hand, and us and our common unitholders, on the other hand. In resolving these conflicts of interest, our general partner may favor its own interests and the interests of Antero Investment or Antero over our interests and the interests of our unitholders. These conflicts include the following situations, among others:

- actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units;

- the directors and officers of Antero Investment have a fiduciary duty to make decisions in the best interests of the owners of Antero Investment, which may be contrary to our interests;

- the directors and officers of Antero have a fiduciary duty to make decisions in the best interests of the owners of Antero, which may be contrary to our interests;

- our general partner is allowed to take into account the interests of parties other than us, such as Antero Investment, in exercising certain rights under our partnership agreement;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our general partner may cause us to borrow funds in order to permit the payment of cash distributions,

- our general partner determines the amount and timing of asset purchases and sales, borrowings, issuances of additional partnership securities and the level of reserves, each of which can affect the amount of cash that is distributed to our unitholders;

- our general partner determines the amount and timing of any capital expenditure and whether a capital expenditure is classified as a maintenance capital expenditure, which reduces operating surplus, or an expansion capital expenditure, which does not reduce operating surplus. Please read "How We Make Distributions to Our Partners—Capital Expenditures" for a discussion on when a capital expenditure constitutes a maintenance capital expenditure or an expansion capital expenditure. This determination can affect the amount of cash from operating surplus that is distributed to our unitholders which, in turn, may affect the ability of the subordinated units owned by Antero to convert. Please read "How We Make Distributions to Our Partners— Subordination Period";

- our partnership agreement limits the liability of, and replaces the duties owed by, our general partner and also restricts the remedies available to our unitholders for actions that, without the limitations, might constitute breaches of fiduciary duty;

- common unitholders have no right to enforce obligations of our general partner and its affiliates under agreements with us;

- contracts between us, on the one hand, and our general partner and its affiliates, on the other, are not and will not be the result of arm's-length negotiations;

- except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval;

- our partnership agreement permits us to distribute up to $75.0 million as operating surplus, even if it is generated from asset sales, non-working capital borrowings or other sources that would otherwise constitute capital surplus, which may be used to fund distributions on our subordinated units or the incentive distribution rights;

- our general partner determines which costs incurred by it and its affiliates (including Antero) are reimbursable by us;

- our partnership agreement does not restrict our general partner from causing us to pay it or its affiliates for any services rendered to us or entering into additional contractual arrangements with its affiliates on our behalf;

- our general partner intends to limit its liability regarding our contractual and other obligations;

- our general partner may exercise its right to call and purchase common units if it and its affiliates (including Antero) own more than 80% of the common units;

- our general partner controls the enforcement of obligations that it and its affiliates (including Antero) owe to us;

- we may not choose to retain separate counsel for ourselves or for the holders of common units;

- our general partner's affiliates may compete with us, and neither our general partner nor its affiliates have any obligation to present business opportunities to us; and

- the holder or holders of our incentive distribution rights may elect to cause us to issue common units to it in connection with a resetting of incentive distribution levels without the approval of our unitholders, which may result in lower distributions to our common unitholders in certain situations.

Please read "Conflicts of Interest and Fiduciary Duties."

Increases in interest rates could adversely impact our unit price and our ability to issue additional equity, to incur debt to capture growth opportunities or for other purposes, or to make cash distributions at our intended levels.

If interest rates rise, the interest rates on our new revolving credit facility, future credit facilities and debt offerings could be higher than current levels, causing our financing costs to increase accordingly. As with other yield-oriented securities, our unit price is impacted by the level of our cash distributions and implied distribution yield. The distribution yield is often used by investors to compare and rank related yield-oriented securities for investment decision-making purposes. Therefore, changes in interest rates, either positive or negative, may affect the yield requirements of investors who invest in our units, and a rising interest rate environment could have an adverse impact on our unit price and our ability to issue additional equity, to incur debt to expand or for other purposes, or to make cash distributions at our intended levels.

Our partnership agreement restricts the voting rights of unitholders owning 20% or more of our common units.

Unitholders' voting rights are further restricted by the partnership agreement provision providing that any units held by a person or group that owns 20% or more of any class of units then outstanding, other than our general partner, its affiliates (including Antero), their transferees and persons who acquired such units with the prior approval of the board of directors of our general partner, cannot vote on any matter.

Control of our general partner may be transferred to a third party without unitholder consent.

Our general partner may transfer its general partner interest to a third party in a merger or in a sale of all or substantially all of its assets without the consent of our unitholders. Furthermore, our partnership agreement does not restrict the ability of the owners of our general partner from transferring all or a portion of their respective ownership interest in our general partner to a third party. The new owners of our general partner would then be in a position to replace the board of directors and officers of our general partner with its own choices and thereby exert significant control over the decisions made by the board of directors and officers. This effectively permits a "change of control" without the vote or consent of the unitholders.

You will experience immediate dilution in tangible net book value of $12.19 per common unit.

The assumed initial public offering price of $20.00 per unit exceeds our pro forma net tangible book value of $7.81 per unit. Based on the assumed initial public offering price of $20.00 per unit, you will incur immediate and substantial dilution of $12.19 per common unit after giving effect to the offering of common units and the application of the related net proceeds. Dilution results primarily because the assets being contributed by our general partner and its affiliates are recorded in accordance with GAAP at their historical cost and not their fair value. Please read "Dilution."

We may issue additional units, including units that are senior to the common units, without your approval, which would dilute your existing ownership interests.

Our partnership agreement does not limit the number of additional limited partner interests that we may issue at any time without the approval of our unitholders. The issuance by us of additional common units or other equity securities of equal or senior rank will have the following effects:

- each unitholder's proportionate ownership interest in us will decrease;
- the amount of cash available for distribution on each unit may decrease;

- because a lower percentage of total outstanding units will be subordinated units, the risk that a shortfall in the payment of the minimum quarterly distribution will be borne by our common unitholders will increase;

- the ratio of taxable income to distributions may increase;

- the relative voting strength of each previously outstanding unit may be diminished; and

- the market price of the common units may decline.

There are no limitations in our partnership agreement on our ability to issue units ranking senior to the common units.

In accordance with Delaware law and the provisions of our partnership agreement, we may issue additional partnership interests that are senior to the common units in right of distribution, liquidation and voting. The issuance by us of units of senior rank may, among other adverse effects: (i) reduce or eliminate the amount of cash available for distribution to our common unitholders; (ii) diminish the relative voting strength of the total common units outstanding as a class; or (iii) subordinate the claims of the common unitholders to our assets in the event of our liquidation.

Future sales of common units in the public markets or otherwise, which sales could have an adverse impact on the trading price of the common units.

After the sale of the common units offered hereby, Antero will hold 31,353,134 common units and all 68,853,134 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and may convert earlier. Additionally, we have agreed to provide Antero with certain registration rights, pursuant to which we may be required to register the same of the common units they hold under the Securities Act and applicable state securities laws. Pursuant to the registration rights agreement and our partnership agreement, we may be required to undertake a future public or private offering of common units and use the net proceeds from such offering to redeem an equal number of common units held by Antero.

Prior to the completion of this offering, we intend to file a registration statement on Form S-8 under the Securities Act to register 10,000,000 common units issuable under the Midstream LTIP. Subject to applicable vesting requirements, Rule 144 limitations applicable to affiliates and the expiration of lock-up agreements, common units registered under the registration statement on Form S-8 will be available for resale immediately in the public market without restriction.

Future sales of common units in public or private markets could have an adverse impact on the price of the common units or on any trading market that may develop. Please read "Units Eligible for Future Sale."

Our general partner has a limited call right that may require unitholders to sell their common units at an undesirable time or price.

If at any time our general partner and its affiliates (including Antero) own more than 80% of the common units, our general partner will have the right, but not the obligation, which it may assign to any of its affiliates or to us, to acquire all, but not less than all, of the common units held by unaffiliated persons at a price equal to the greater of (i) the average of the daily closing price of the common units over the 20 trading days preceding the date three days before notice of exercise of the call right is first mailed and (ii) the highest per-unit price paid by our general partner or any of its affiliates for common units during the 90-day period preceding the date such notice is first mailed. As a result, unitholders may be required to sell their common units at an undesirable time or price and may not receive any return or a negative return on their investment. Unitholders may also incur a tax liability upon a sale of their units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the limited call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. If our general partner exercised its limited call right, the effect would be to take us private and, if the units were subsequently deregistered, we would no longer be subject to the reporting requirements of the Securities Exchange Act of 1934, or the Exchange Act. Upon consummation of this offering, and assuming the underwriters do not exercise their option to purchase additional common units, our general partner and its affiliates (including Antero) will own an aggregate of 45.5% of our common and all of our subordinated units. At the end of the subordination period, assuming no additional issuances of units (other than upon the conversion of the subordinated units), our general partner and its affiliates will own 72.8% of our common units. For additional information about the limited call right, please read "The Partnership Agreement— Limited Call Right."

Your liability may not be limited if a court finds that unitholder action constitutes control of our business.

A general partner of a partnership generally has unlimited liability for the obligations of the partnership, except for those contractual obligations of the partnership that are expressly made without recourse to the general partner. Our partnership is organized under Delaware law, and we will initially own assets and conduct business in Pennsylvania, West Virginia and Ohio. You could be liable for any and all of our obligations as if you were a general partner if:

- a court or government agency determined that we were conducting business in a state but had not complied with that particular state's partnership statute; or

- your right to act with other unitholders to remove or replace the general partner, to approve some amendments to our partnership agreement or to take other actions under our partnership agreement constitute "control" of our business.

For a discussion of the implications of the limitations of liability on a unitholder, please read "The Partnership Agreement—Limited Liability."

Unitholders may have liability to repay distributions that were wrongfully distributed to them.

Under certain circumstances, unitholders may have to repay amounts wrongfully returned or distributed to them. Under Section 17-607 of the Delaware Act, we may not make a distribution to our unitholders if the distribution would cause our liabilities to exceed the fair value of our assets. Delaware law provides that for a period of three years from the date of the impermissible distribution, limited partners who received the distribution and who knew at the time of the distribution that it violated Delaware law will be liable to the limited partnership for the distribution amount. Substituted limited partners are liable for the obligations of the assignor to make contributions to the partnership that are known to the substituted limited partner at the time it became a limited partner and for unknown obligations if the liabilities could be determined from the partnership agreement. Liabilities to partners on account of their partnership interest and liabilities that are non-recourse to the partnership are not counted for purposes of determining whether a distribution is permitted.

There is no existing market for our common units, and a trading market that will provide you with adequate liquidity may not develop. The price of our common units may fluctuate significantly, which could cause you to lose all or part of your investment.

Prior to this offering, there has been no public market for the common units. After this offering, there will be only 37,500,000 publicly-traded common units (assuming no exercise of the underwriters' over-allotment option). In addition, Antero, an affiliate of our general partner, will own 31,353,134 common units and 68,853,134 subordinated units, representing an aggregate approximately 72.8%

41

We may adopt certain valuation methodologies that could result in a shift of income, gain, loss and deduction between the general partner and the unitholders. The IRS may challenge this treatment, which could adversely affect the value of the common units.

When we issue additional units or engage in certain other transactions, we will determine the fair market value of our assets and allocate any unrealized gain or loss attributable to our assets to the capital accounts of our unitholders and our general partner. Our methodology may be viewed as understating the value of our assets. In that case, there may be a shift of income, gain, loss and deduction between certain unitholders and the general partner, which may be unfavorable to such unitholders. Moreover, under our valuation methods, subsequent purchasers of common units may have a greater portion of their Internal Revenue Code Section 743(b) adjustment allocated to our tangible assets and a lesser portion allocated to our intangible assets. The IRS may challenge our valuation methods, or our allocation of the Section 743(b) adjustment attributable to our tangible and intangible assets, and allocations of income, gain, loss and deduction between the general partner and certain of our unitholders.

A successful IRS challenge to these methods or allocations could adversely affect the amount of taxable income or loss being allocated to our unitholders. It also could affect the amount of gain from our unitholders' sale of common units and could have a negative impact on the value of the common units or result in audit adjustments to our unitholders' tax returns without the benefit of additional deductions.

The sale or exchange of 50% or more of our capital and profits interests during any twelve-month period will result in the termination of our partnership for federal income tax purposes.

We will be considered to have terminated for federal income tax purposes if there is a sale or exchange of 50% or more of the total interests in our capital and profits within a twelve-month period. Immediately following this offering, Antero will own 72.8% of the total interests in our capital and profits. Therefore, a transfer by Antero of all or a portion of its interests in us could, in conjunction with the trading of common units held by the public, result in a termination of our partnership for federal income tax purposes. For purposes of determining whether the 50% threshold has been met, multiple sales of the same interest will be counted only once.

Our termination would, among other things, result in the closing of our taxable year for all unitholders, which would result in us filing two tax returns for one calendar year and could result in a significant deferral of depreciation deductions allowable in computing our taxable income. In the case of a unitholder reporting on a taxable year other than a calendar year, the closing of our taxable year may also result in more than twelve months of our taxable income or loss being includable in taxable income for the unitholder's taxable year that includes our termination. Our termination would not affect our classification as a partnership for federal income tax purposes, but it would result in our being treated as a new partnership for U.S. federal income tax purposes following the termination. If we were treated as a new partnership, we would be required to make new tax elections and could be subject to penalties if we were unable to determine that a termination occurred. The IRS recently announced a relief procedure whereby if a publicly-traded partnership that has technically terminated requests and the IRS grants special relief, among other things, the partnership may be permitted to provide only a single Schedule K-1 to unitholders for the two short tax periods included in the year in which the termination occurs. Please read "Material U.S. Federal Income Tax Consequences— Disposition of Units—Constructive Termination" for a discussion of the consequences of our termination for federal income tax purposes.

USE OF PROCEEDS

We intend to use the anticipated net proceeds of approximately $705.3 million from this offering (based on an assumed initial offering price of $20.00 per common unit, the mid-point of the price range set forth on the cover page of this prospectus), after deducting the estimated underwriting discounts, structuring fees and offering expenses, (i) to repay in full $455.3 million of indebtedness that we will assume in connection with the contribution of Midstream Operating to us by Antero and (ii) for general partnership purposes.

The following table illustrates our anticipated use of the proceeds of this offering:

Sources of Funds (in millions)		Uses of Funds (in millions)	
Gross proceeds from this offering	$750.00	Repayment of indebtedness assumed in connection with contribution to us of Midstream Operating	$455.25
		General partnership purposes	$250.00
		Estimated underwriting discounts, structuring fees and offering expenses	$ 44.75
Total	$750.00		$750.00

The indebtedness that we will assume will have been incurred under Midstream Operating's existing midstream credit facility. As of June 30, 2014, there was approximately $320.0 million of outstanding borrowings under the existing midstream credit facility, which matures on the earlier of May 12, 2016 or the consummation of a Qualified IPO (as defined in the credit facility agreement which would include this offering) and bears interest at a variable rate, which was approximately 1.94% as of June 30, 2014. Of the outstanding balance, $228.9 million is related to the gathering and compression assets. The borrowings to be repaid were incurred to fund the development of the Predecessor. In addition, we expect to enter into a new revolving credit facility in connection with the closing of this offering.

If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Underwriting."

A $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit would cause the net proceeds from this offering, after deducting the estimated underwriting discount and offering expenses payable by us, to increase or decrease, respectively, by approximately $35.4 million. In addition, we may also increase or decrease the number of common units we are offering. An increase of 1.0 million common units offered by us, together with a $1.00 increase in the assumed public offering price to $21.00 per common unit, would increase net proceeds to us from this offering by approximately $55.3 million. Similarly, a decrease of 1.0 million common units offered by us, together with a $1.00 decrease in the assumed initial offering price to $19.00 per common unit, would decrease the net proceeds to us from this offering by approximately $53.4 million. Any decrease in the net proceeds would change the amount of indebtedness assumed by us in connection with the contribution to us of Midstream Operating that we repay. Any increase in the net proceeds will be used to repay additional assumed indebtedness or reimburse Antero for certain capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us.

CAPITALIZATION

The following table shows our capitalization as of June 30, 2014:

- on an actual basis for our Predecessor;

- on a pro forma basis to reflect the issuance and sale of our common units in this offering, the application of the net proceeds from this offering as described under "Use of Proceeds," and the other transactions that will occur in connection with the completion of this offering.

This table is derived from, and should be read together with, the audited historical financial statements of our Predecessor and the unaudited pro forma financial statements and the accompanying notes included elsewhere in this prospectus. You should also read this table in conjunction with "Summary—Partnership Structure," "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations."

	As of June 30, 2014	
	Predecessor	Antero Midstream Partners LP
	Actual	Pro Forma
	(in thousands)	
Cash and cash equivalents	$ —	$ 250,000
Long-term debt:		
Existing midstream credit facility[(1)]	$228,924	$ —
New revolving credit facility[(2)]	—	—
Total long-term debt	228,924	—
Total net equity-parent net investment/partners' capital:		
Total net equity—parent net investment	595,469	—
Common units—public	—	705,250
Common units—Antero	—	115,813
Subordinated units—Antero	—	254,330
General partner interest[(3)]	—	—
Total partners' capital	595,469	1,075,393
Total capitalization	$824,393	$1,075,393

[(1)] Midstream Operating entered into a midstream credit facility on February 28, 2014, which was amended on May 5, 2014. Borrowings under the midstream credit facility are limited to an aggregate of $500.0 million and aggregate lender commitments under the facility are $500.0 million. In connection with the completion of this offering, we will use a portion of the proceeds to repay all $455.3 million of the indebtedness that we will assume under the existing midstream credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements and Contractual Obligations."

[(2)] In connection with the completion of this offering, we expect to enter into a new revolving credit facility. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Debt Agreements and Contractual Obligations."

[(3)] Our general partner owns a non-economic general partner interest in us.

DILUTION

Dilution is the amount by which the offering price paid by the purchasers of common units sold in this offering will exceed the net tangible book value per common unit after the offering. Assuming an initial public offering price of $20.00 per common unit (the mid-point of the price range set forth on the cover page of this prospectus), on a pro forma basis as of June 30, 2014, after giving effect to the offering of common units, the contribution of Midstream Operating to us and the related transactions, our net tangible book value would have been approximately $1,075.4 million, or $7.81 per common unit. Purchasers of our common units in this offering will experience substantial and immediate dilution in net tangible book value per common unit for financial accounting purposes, as illustrated in the following table.

Assumed initial public offering price per common unit	$20.00
Pro forma net tangible book value per common unit before the offering[1]	$5.94
Increase in net tangible book value per common unit attributable to purchasers in the offering	1.87
Less: Pro forma net tangible book value per common unit after the offering[2]	7.81
Immediate dilution in net tangible book value per common unit to purchasers in the offering[3][4]	$12.19

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[1]   Determined by dividing the pro forma net tangible book value of the contributed assets and liabilities by the number of units (31,353,134 common units and 68,853,134 subordinated units) to be issued to our general partner and its affiliates for their contribution of assets and liabilities to us.

[2]   Determined by dividing our pro forma net tangible book value, after giving effect to the use of the net proceeds of the offering, by the total number of units (68,853,134 common units and 68,853,134 subordinated units) to be outstanding after the offering.

[3]   On a pro forma basis as of June 30, 2014, a $1.00 increase or decrease in the assumed initial public offering price of $20.00 per common unit or a 1.0 million increase or decrease in the number of common units offered by us would not have affected our pro forma net tangible book value or dilution per common unit to investors in this offering. It would have, however, affected the amount of proceeds that would have been distributed to Antero. This information is illustrative only and will be adjusted based on the actual public offering price, the number of common units offered by us and other terms of this offering determined at pricing, including any impacts on the uses of proceeds. Please see "Use of Proceeds."

[4]   Because the total number of units outstanding following this offering will not be impacted by any exercise of the underwriters' option to purchase additional common units and any net proceeds from such exercise will not be retained by us, there will be no change to the dilution in net tangible book value per common unit to purchasers in the offering due to any such exercise of the option.

The following table sets forth the number of units that we will issue and the total consideration contributed to us by Antero and by the purchasers of our common units in this offering upon consummation of the transactions contemplated by this prospectus. The following table excludes common units reserved for issuance under the Midstream LTIP.

	Units		Total Consideration	
	Number	Percent	Amount	Percent
Antero[1][2][3]	100,206,268	72.8%	$ 595,469,000	44.3%
Purchasers in the offering.....................	37,500,000	27.2%	750,000,000	55.7%
Total	137,706,268	100.0%	$1,345,469,000	100.0%

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[1] Upon the consummation of the transactions contemplated by this prospectus, Antero will own 31,353,134 common units and 68,853,134 subordinated units.

[2] The contributed assets will be recorded at historical cost. The pro forma book value of the consideration provided by Antero as of June 30, 2014, would have been approximately $595,469,000.

[3] Assumes the underwriters' option to purchase additional common units is not exercised.

OUR CASH DISTRIBUTION POLICY AND RESTRICTIONS ON DISTRIBUTIONS

You should read the following discussion of our cash distribution policy in conjunction with the specific assumptions included in this section. In addition, you should read "Cautionary Statement Regarding Forward-Looking Statements" and "Risk Factors" for information regarding statements that do not relate strictly to historical or current facts and certain risks inherent in our business.

For additional information regarding our historical results of operations, you should refer to our Predecessor's audited financial statements and the related notes to those financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 and the unaudited financial information of our Predecessor as of and for the six months ended June 30, 2013 and 2014. For additional information regarding our pro forma results of operations, you should refer to our pro forma financial statements and the related notes to those financial statements as of and for the year ended December 31, 2013.

General

Our Cash Distribution Policy

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the minimum quarterly distribution of $0.1875 per unit ($0.75 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. Furthermore, we expect that if we are successful in executing our business strategy, we will grow our business in a steady and sustainable manner and distribute to our unitholders a portion of any increase in our cash available for distribution resulting from such growth.

Our cash distribution policy reflects a judgment that our unitholders will be better served by our distributing rather than retaining our cash available for distribution. Because we believe we will generally finance any expansion capital expenditures from external financing sources, including borrowings under our new revolving credit facility and the issuance of debt and equity securities, we believe that our investors are best served by distributing all of our available cash. Because we are not subject to an entity-level federal income tax, we have more cash to distribute to you than would be the case were we subject to tax.

The board of directors of our general partner may change our distribution policy at any time and from time to time. Our partnership agreement does not require us to pay cash distributions on a quarterly or any other basis.

Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy

There is no guarantee that we will make cash distributions to our unitholders. We do not have a legal or contractual obligation to pay distributions quarterly or on any other basis or at our minimum quarterly distribution rate or at any other rate. Our cash distribution policy is subject to certain restrictions and may be changed at any time.

The reasons for such uncertainties in our stated cash distribution policy include the following factors:

- Our cash distribution policy will be subject to restrictions on cash distributions under our new revolving credit facility, which is expected to contain financial tests and covenants that we must satisfy. Should we be unable to satisfy these restrictions or if we are otherwise in default under our new revolving credit facility, we will be prohibited from making cash distributions to you notwithstanding our stated cash distribution policy.

Our Minimum Quarterly Distribution

Upon the consummation of this offering, our partnership agreement will provide for a minimum quarterly distribution of $0.1875 per unit for each whole quarter, or $0.75 per unit on an annualized basis. The payment of the full minimum quarterly distribution on all of the common units and subordinated units to be outstanding after completion of this offering would require us to have cash available for distribution of approximately $25.8 million per quarter, or $103.3 million per year. Our ability to make cash distributions at the minimum quarterly distribution rate will be subject to the factors described above under "—General—Limitations on Cash Distributions and Our Ability to Change Our Cash Distribution Policy."

The table below sets forth the amount of common units and subordinated units that will be outstanding immediately after this offering, assuming the underwriters do not exercise their option to purchase additional common units, and the cash available for distribution needed to pay the aggregate minimum quarterly distribution on all of such units for a single fiscal quarter and a four quarter period:

		Minimum Quarterly Distributions	
	Number of Units	One Quarter	Annualized
Common units held by the public[1]	37,500,000	$ 7,031,250	$ 28,125,000
Common units held by Antero[1]	31,353,134	5,878,713	23,514,851
Subordinated units held by Antero	68,853,134	12,909,963	51,639,851
Total	137,706,268	$25,819,926	$103,279,702

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[1] Assumes no exercise of the underwriters' option to purchase additional common units. Please read "Summary—The Offering—Use of Proceeds" for a description of the impact of an exercise of the option on the common unit ownership.

Because our general partner's interest in us entitles it to control us without a right to any percentage of our distributions, our general partner will not receive ongoing distributions in respect of its general partner interest. However, our general partner will also hold the incentive distribution rights, which entitle the holder to increasing percentages, up to a maximum of 50.0%, of the cash we distribute in excess of $1.125 per unit per quarter.

We expect to pay our distributions on or about the last day of each of February, May, August and November to holders of record on or about the 15th day of each such month. We will adjust the quarterly distribution for the period after the closing of this offering through December 31, 2014, based on the actual length of the period.

Subordinated Units

Antero will initially own all of our subordinated units. The principal difference between our common units and subordinated units is that, for any quarter during the subordination period, holders of the subordinated units are not entitled to receive any distribution from operating surplus until the common units have received the minimum quarterly distribution from operating surplus for such quarter plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Subordinated units will not accrue arrearages. When the subordination period ends, all of the subordinated units will convert into an equal number of common units.

To the extent we do not pay the minimum quarterly distribution on our common units, our common unitholders will not be entitled to receive such arrearage payments in the future except during the subordination period. To the extent we have cash available for distribution from operating surplus in any future quarter during the subordination period in excess of the amount necessary to pay the minimum quarterly distribution to holders of our common units, we will use this excess cash to pay any distribution arrearages on common units related to prior quarters before any cash distribution is made to holders of subordinated units. Please read "How We Make Distributions to Our Partners—Subordination Period."

In the sections that follow, we present in detail the basis for our belief that we will be able to fully fund our annualized minimum quarterly distribution of $0.75 per unit for the twelve-month period ending September 30, 2015. In those sections, we present two tables, consisting of:

- "Unaudited Pro Forma Cash Available for Distribution for the Twelve-Month Period Ended June 30, 2014," in which we present the amount of cash we would have had available for distribution on a pro forma basis for the twelve-month period ended June 30, 2014, derived from our unaudited pro forma financial data that are included in this prospectus, as adjusted to give pro forma effect to this offering and the related formation transactions; and

- "Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2015," in which we demonstrate our ability to generate sufficient cash available for distribution for us to pay the minimum quarterly distribution on all units for the twelve-month period ending September 30, 2015.

Unaudited Pro Forma Cash Available for Distribution for the Year Ended December 31, 2013 and the Twelve-Month Period Ended June 30, 2014

Overview

If we had completed this offering and the related transactions on January 1, 2013, our unaudited pro forma cash available for distribution for the year ended December 31, 2013 would have been a deficit of approximately $1.3 million. If we had completed this offering and the related transactions on July 1, 2013, our unaudited pro forma cash available for distribution for the twelve-month period ended June 30, 2014 would have been a deficit of approximately $0.7 million. These amounts would not have been sufficient to pay any distribution on our common units or subordinated units.

Our unaudited pro forma available cash for the twelve-month period ended June 30, 2014 includes $10.0 million of general and administrative expenses, including an incremental $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, and excludes $19.7 million of stock compensation expense allocated to us by Antero. Incremental general and administrative expenses related to being a publicly traded partnership include: expenses associated with annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. These expenses are not reflected in the historical financial statements of our Predecessor or our unaudited pro forma financial statements included elsewhere in the prospectus.

Unaudited Pro Forma Cash Available for Distribution

We based the pro forma adjustments upon currently available information and specific estimates and assumptions. The pro forma amounts below do not purport to present our results of operations had this offering and related formation transactions been completed as of the date indicated. In addition, cash available for distribution is primarily a cash accounting concept, while the historical financial statements of our Predecessor and our unaudited pro forma financial statements included elsewhere in the prospectus have been prepared on an accrual basis. As a result, you should view the amount of pro forma cash available for distribution only as a general indication of the amount of cash available for distributions that we might have generated had we completed this offering on the date indicated. The pro forma amounts below are presented on a twelve-month basis, and we would not have had available cash sufficient to pay any distribution on our outstanding common units for each quarter within the twelve-month period presented. Our unaudited pro forma cash available for distribution should be read together with "Selected Historical and Pro Forma Financial and Operating Data," "Management's Discussion and Analysis of Financial Condition and Results of Operations" and

	Year Ended December 31, 2013 (In millions, except per unit data)	Twelve-Month Period Ended June 30, 2014 (In millions, except per unit data)
Pro Forma Cash Distributions:		
Distribution per unit (based on a minimum quarterly distribution rate of $0.1875 per unit)	$ 0.75	$ 0.75
Aggregate distributions to:		
Common units held by the public	$ 28.1	$ 28.1
Common units held by Antero	23.5	23.5
Subordinated units held by Antero	51.6	51.6
Total distributions to Antero	75.2	75.2
Total Distributions	$ 103.3	$ 103.3
Excess (Shortfall)	$(104.6)	$(104.0)
Percent of minimum quarterly distribution payable to common unitholders	—%	—%
Percent of minimum quarterly distribution payable to subordinated unitholders	—%	—%

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(1) Comprised of general and administrative expenses allocated to us by Antero.

(2) Interest expense includes assumed commitment fees on, and the amortization of assumed origination fees incurred in connection with, our new revolving credit facility.

(3) We define Adjusted EBITDA as net income (loss) before stock compensation expense, interest expense, income taxes and depreciation and amortization expense. Please read "Summary—Non-GAAP Financial Measure."

(4) Cash interest expense includes assumed commitment fees on our new revolving credit facility. Cash interest on borrowings to fund capital expenditures assumes that the borrowings were incurred ratably over the twelve-month period ended June 30, 2014.

(5) Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or revenue. Antero recently constructed a significant portion of the midstream assets that will be contributed to us, which is reflected in the amount of the expansion capital expenditures for the twelve-month period ended June 30, 2014.

(6) Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

⁽⁷⁾ Comprised of $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation.

Estimated Cash Available for Distribution for the Twelve-Month Period Ending September 30, 2015

We forecast that our estimated cash available for distribution during the twelve-month period ending September 30, 2015 will be approximately $118.8 million. This amount represents an increase of $120.1 million and $119.5 million from the pro forma cash available for distribution for the year ended December 31, 2013 and the twelve-month period ended June 30, 2014, respectively. This amount would exceed by $15.5 million the amount needed to pay the minimum quarterly distribution of $0.1875 per unit on all of our common and subordinated units for the twelve-month period ending September 30, 2015. As explained below, this substantial increase in cash available for distribution is driven by the substantial increase in demand for our gathering and compression services as Antero executes is drilling program.

We are providing the forecast of estimated cash available for distribution to supplement our historical financial statements and our unaudited pro forma financial statements included elsewhere in this prospectus in support of our belief that we will have sufficient cash available to allow us to pay cash distributions at the minimum quarterly distribution rate on all of our units for the twelve-month period ending September 30, 2015. To the extent we have distributable cash flow in excess of our quarterly distributions in the twelve-month period ending September 30, 2015, we expect that our general partner will reserve such excess amount. However, during the twelve-month period ending September 30, 2015, we expect that our general partner will not reserve amounts that impair our ability to pay our minimum quarterly distribution. Please read "—Assumptions and Considerations" for further information as to the assumptions we have made for the forecast. Please read "Management's Discussion and Analysis of Financial Condition and Results of Operations—Our Critical Accounting Policies and Estimates" for information as to the accounting policies we have followed for the financial forecast.

Our forecast reflects our judgment as of the date of this prospectus of conditions we expect to exist and the course of action we expect to take during the twelve-month period ending September 30, 2015. We believe that our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results will be achieved. If our estimates are not achieved, we may not be able to pay the minimum quarterly distribution or any other distribution on our common units. The assumptions and estimates underlying the forecast are substantially driven by Antero's anticipated drilling and completion schedule and, although we consider our assumptions as to Antero's ability to maintain that schedule reasonable as of the date of this prospectus, those estimates and Antero's ability to achieve anticipated drilling and production targets are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the forecast, including, among others, risks and uncertainties contained in "Risk Factors." Accordingly, there can be no assurance that the forecast is indicative of our future performance or that actual results will not differ materially from those presented in the forecast. Inclusion of the forecast in this prospectus should not be regarded as a representation by any person that the results contained in the forecast will be achieved.

We have prepared the following forecast to present the estimated cash available for distribution to our common unitholders during the forecasted period. The accompanying prospective financial information was not prepared with a view toward complying with the guidelines established by the American Institute of Certified Public Accountants with respect to prospective financial information, but, in our view, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, the expected course of action and our expected future financial performance. However, this information is not necessarily indicative of future results.

Neither our independent registered public accounting firm, nor any other independent accountants, have compiled, examined or performed any procedures with respect to the prospective financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the prospective financial information. The independent registered public accounting firm's report included in this prospectus relates to historical financial information. It does not extend to prospective financial information and should not be read to do so.

We do not undertake any obligation to release publicly the results of any future revisions we may make to the financial forecast or to update this financial forecast or the assumptions used to prepare the forecast to reflect events or circumstances after the completion of this offering. In light of this, the statement that we believe that we will have sufficient cash available for distribution to allow us to make the full minimum quarterly distribution on all of our outstanding units for the twelve-month period ending September 30, 2015, should not be regarded as a representation by us, the underwriters or any other person that we will make such distribution. Therefore, you are cautioned not to place undue reliance on this information.

The table below presents our projection of operating results for the twelve-month period ending September 30, 2015.

	Twelve-Month Period Ending September 30, 2015 (In millions)
Operating Revenues:	
Gathering and compression—affiliate	$185.9
Operating Expenses:	
Operating and maintenance	$ 27.8
General and administrative (including $6.6 million of non-cash stock compensation expense)[1]	28.5
Depreciation	65.3
Total Operating Expenses	121.6
Operating Income	64.3
Interest expense[2]	(2.7)
Net Income	$ 61.6
Add:	
Depreciation	65.3
Interest expense[2]	2.7
Non-cash stock compensation expense	6.6
Adjusted EBITDA[3]	136.2
Less:	
Cash interest expense[4]	(2.7)
Expansion capital expenditures[5]	(587.3)
Maintenance capital expenditures[6]	(14.7)
Add:	
Borrowings and retained offering proceeds to fund expansion capital expenditures	587.3
Estimated Cash Available for Distribution	$118.8

	Twelve-Month Period Ending September 30, 2015 (In millions, except per unit data)
Estimated Cash Distributions:	
Distribution per unit (based on a minimum quarterly distribution rate of $0.1875 per unit)	$ 0.75
Aggregate distributions to[7]:	
Common units held by the public	$ 28.1
Common units held by Antero	23.5
Subordinated units held by Antero	51.6
Total distributions to Antero	75.2
Total Distributions	$103.3
Excess (Shortfall)	$ 15.5
Percent of minimum quarterly distribution payable to common unitholders . .	100%
Percent of minimum quarterly distribution payable to subordinated unitholders	100%

[1] Comprised of approximately $28.5 million of general and administrative expenses allocated to us by Antero, including $6.6 million of non-cash stock compensation expense, as well as $2.5 million of general and administrative expenses we expect to incur as a result of becoming a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. Stock compensation is allocated to us by Antero and is not dilutive to our common unitholders.

[2] Interest expense includes interest costs on funds used for expansion capital expenditures.

[3] We define Adjusted EBITDA as net income (loss) before stock compensation expense, interest expense, income taxes and depreciation and amortization expense. Please read "Summary— Non-GAAP Financial Measure."

[4] Cash interest expense includes interest costs on funds used for expansion capital expenditures (under our new revolving credit facility or otherwise).

[5] Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or revenue. In order to keep pace with Antero's expected production growth and drilling schedule, we will need to significantly expand our midstream system. Please read "—Assumptions and Considerations—Capital Expenditures."

[6] Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Please read "—Assumptions and Considerations—Capital Expenditures."

[7] Reflects the number of common and subordinated units that we anticipate will be outstanding immediately following the closing of this offering, and the aggregate distribution amounts payable on those units during the forecast period at our minimum quarterly distribution rate of $0.75 per unit on an annualized basis assuming that the underwriters' option to purchase additional common units has not been exercised.

Assumptions and Considerations

We believe our estimated available cash for distribution for the twelve-month period ending September 30, 2015 will not be less than $118.8 million. This amount of estimated minimum available cash for distribution is approximately $120.1 million and $119.5 million more than the unaudited pro forma available cash for distribution for the year ended December 31, 2013 and the twelve-month period ended June 30, 2014, respectively. Substantially all of this increase in available cash for distribution is attributable to increased revenues from (i) higher natural gas throughput volumes resulting from Antero's robust drilling program and (ii) incremental development of in-service gathering pipelines and related compression infrastructure. Our estimates do not assume any incremental revenue, expenses or other costs associated with potential future acquisitions or processing infrastructure or services.

While the assumptions disclosed in this prospectus are not all-inclusive, the assumptions listed are those that we believe are significant to our forecasted results of operations and any assumptions not discussed below were not deemed significant. We believe our actual results of operations will approximate those reflected in our forecast, but we can give no assurance that our forecasted results, including without limitation, the anticipated in-service dates of our growth projects, will be achieved.

Results, Volumes and Fees

The following table summarizes the pro forma volumes, fees, revenues, capital expenditures and Adjusted EBITDA for our gathering and compression business during the twelve-month period ended June 30, 2014, as well as our assumptions regarding those same amounts for the twelve-month period ending September 30, 2015:

	Pro Forma Twelve-Month Period Ended June 30, 2014	Forecasted Twelve-Month Period Ending September 30, 2015
Low-pressure gathering volumes (Bcf)	111	352
Low-pressure gathering volumes (MMcf/d)	303	964
Low-pressure gathering fees ($/Mcf)	$ 0.30	$ 0.31[1]
High-pressure gathering volumes (Bcf)	46	282
High-pressure gathering volumes (MMcf/d)	127	773
High-pressure gathering fees ($/Mcf)	$ 0.18	$ 0.19[1]
Condensate gathering volumes (MBbls)	—	1,665
Condensate gathering volumes (Bbl/d)	1	4,562
Condensate gathering fees ($/Bbl)	$ 4.08	$ 4.14
Compression volumes (Bcf)	14	91
Compression volumes (MMcf/d)	37	249
Compression fees ($/Mcf)	$ 0.18	$ 0.19[1]
Revenues ($ in millions)	$ 45.6	$ 185.9
Capital expenditures ($ in millions)	$ 504.0	$ 602.0
Adjusted EBITDA ($ in millions)[2]	$ 31.6	$ 136.2

[1] Assumes a 1.5% CPI-based adjustment pursuant to the terms of the applicable contract with Antero.

[2] We define Adjusted EBITDA as net income (loss) before stock compensation expense, interest expense, income taxes and depreciation and amortization expense. Please read "Summary—Non-GAAP Financial Measure."

General and Administrative Expenses

Our general and administrative expense will primarily consist of direct general and administrative expenses incurred by us and payments we make to Antero in exchange for the provision of general and administrative services, including the $2.5 million of incremental expenses we expect to incur as a result of becoming a publicly traded partnership. We estimate that general and administrative expenses for the twelve-month period ending September 30, 2015 will be $28.5 million (including $6.6 million of non-cash stock compensation expense). In addition to the incremental expenses attributable to being a publicly traded partnership, the increase is primarily due to additional general and administrative expenses allocated to us by Antero. This increased allocation relates to Antero's overall increase in general and administrative expenses during the twelve-month period ending September 30, 2015, the majority of which relates to significant personnel and related administrative additions during 2013 and 2014 due to Antero's rapid growth. In the future, we expect Antero's general and administrative expenses, and our allocated portion thereof, to grow modestly in line with our overall growth, as compared to the substantial increases experienced over the last two years.

Depreciation Expense

We estimate that depreciation expense for the twelve-month period ending September 30, 2015 will be $65.3 million. Our expected increase is primarily attributable to the effect of a full year of depreciation on the infrastructure built during 2013 and depreciation on the new infrastructure constructed and to be constructed during the twelve-month period ending September 30, 2015.

Capital Expenditures

The gathering and compression business is capital intensive, requiring significant investment for the maintenance of existing assets or development of new systems and facilities. We categorize our capital expenditures as either:

- *Expansion capital expenditures:* Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or revenue. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

- *Maintenance capital expenditures:* Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. In addition, we designate a portion of our capital expenditures to connect new wells to maintain gathering and compression throughput as maintenance capital to the extent such capital expenditures are necessary to maintain, over the long term, the operating capacity or revenue.

We generally categorize specific capital expenditures as either expansion capital expenditures or maintenance capital expenditures based on the nature of the expenditure. However, a portion of our capital expenditures relate to the connection of our gathering and compression system to new wells. While these capital expenditures could generally be considered expansion capital expenditures because they will result in increased throughput or cash flows produced by our systems, we categorize a portion of these capital expenditures as maintenance capital expenditures because they are necessary to offset the natural production declines Antero will experience on all of its wells over time.

Because Antero is significantly accelerating its drilling program, our total natural gas volumes gathered are experiencing growth that substantially exceeds natural production declines. Accordingly, the substantial majority of our capital expenses for new well connections are considered expansion capital expenditures, with a minority considered maintenance capital expenditures. As Antero's drilling program and production profile matures, we would expect a larger percentage of wells placed on line to represent maintenance capital expenditures.

To categorize our estimated expansion capital expenditures and maintenance capital expenditures during the twelve-month period ending September 30, 2015, we first estimate the number of new well connections needed during the twelve-month period ending September 30, 2015 in order to offset the natural production decline and maintain the average throughput volume on our system over the twelve months preceding such period. We then compare this number of well connections to the total number of well connections estimated to be made during such period and designate an equal percentage of our estimated gathering capital expenditures as maintenance capital expenditures. All remaining gathering and compression capital expenditures are characterized as expansion capital expenditures.

We estimate that total capital expenditures for the twelve-month period ending September 30, 2015 will be $602.0 million, based on the following assumptions.

Expansion Capital Expenditures

We estimate that expansion capital expenditures for the twelve-month period ending September 30, 2015 will be $587.3 million. During the twelve-month period ending September 30, 2015, we have assumed that we will fund our expansion capital expenditures with borrowings under our new revolving credit facility and with a portion of the proceeds of this offering. In general, our expansion capital expenditures are necessary to increase the size and scope of our midstream infrastructure in order to continue servicing Antero's drilling and completion schedule and increasing production. A majority of Antero's planned well completions and production growth during the twelve-month period ending September 30, 2015 will drive our need for expansion capital expenditures on our low-pressure gathering systems. However, because of existing high-pressure gathering and compression infrastructure owned by third parties in the more developed portions of Antero's acreage, a smaller proportion of Antero's planned well completions and production growth is associated with expansion capital expenditures for these services.

These expenditures are primarily comprised of the following expansion capital projects that we intend to pursue during the twelve-month period ending September 30, 2015:

- *Low-pressure gathering:* We expect to spend $155.9 million related to low-pressure gathering pipeline expansion in the Marcellus Shale in order to complete the addition of 36 miles of pipeline, giving us a total of 145 miles at September 30, 2015. Similarly, we expect to spend $89.8 million related to low-pressure gathering pipeline expansion in the Utica Shale in order to complete the addition of 22 miles of pipeline, giving us a total of 60 miles at September 30, 2015. We also expect to spend $8.3 million related to condensate gathering pipeline in the Utica Shale in order to complete the addition of 8 miles of pipeline, giving us a total of 37 miles at September 30, 2015.

- *High-pressure gathering:* We expect to spend $131.8 million during the twelve-month period ending September 30, 2015 related to high-pressure gathering pipeline expansion in the Marcellus Shale in order to complete the addition of 28 miles of pipeline, giving us a total of 92 miles at September 30, 2015. Similarly, we expect to spend $15.9 million related to high-pressure gathering pipeline expansion in the Utica Shale in order to complete the addition of 2 miles of pipeline, giving us a total of 25 miles at September 30, 2015.

- *Compression:* We expect to spend $185.6 million related to the expansion or construction of seven additional compression stations in the Marcellus Shale, resulting in total capacity of 835 MMcf/d at September 30, 2015. We do not expect to make any expenditures related to Utica Shale compression during the twelve-month period ending September 30, 2015.

Maintenance Capital Expenditures

We estimate that our capital expenditures will be $602.0 million for the twelve-month period ending September 30, 2015, $14.7 million of which will be maintenance capital expenditures and the remaining $587.3 million will be expansion capital expenditures. We expect to fund these maintenance capital expenditures with cash generated by our operations. Because our gathering and compression systems are relatively new, having been substantially built within the last two years, we believe that the capital expenditures necessary to repair, refurbish and replace pipelines, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations during the twelve-month period ending September 30, 2015 will be immaterial. Accordingly, we have not categorized any specific capital expenditures as maintenance capital expenditures during the twelve-month period ending September 30, 2015. All maintenance capital expenditures included in the twelve-month period ending September 30, 2015 represent that portion of our estimated capital expenditures associated with the connection of new wells to our gathering and compression systems that we believe will be necessary to offset the natural production declines Antero will experience on all of its wells over time. The methodology we use to categorize these capital expenditures is described above.

Financing

We estimate that interest expense will be approximately $2.7 million for the twelve-month period ending September 30, 2015. Our interest expense for the twelve-month period ending September 30, 2015 is based on the following assumptions:

- average borrowings under our new revolving credit facility of approximately $122.0 million; and

- an average interest rate under our new revolving credit facility of 2.3%, the same rate as under Antero's revolving credit facility (with an increase or decrease of 1.0% in the assumed interest rate resulting in increased or decreased, as applicable, annual interest expense of $1.2 million).

Other Assumptions

Our estimated cash available for distribution for the twelve-month period ending September 30, 2015 is based on the following significant additional assumptions:

- no new federal, state or local regulation of the midstream energy sector, or any new interpretation of existing regulations, that will be materially adverse to our or Antero's business;

- no major adverse change in the midstream energy sector, commodity prices, capital or insurance markets or general economic conditions;

- no material accidents, weather-related incidents, unscheduled downtime or similar unanticipated events with respect to our facilities or those of third parties on which we or Antero depend;

- no acquisitions or other significant expansion capital expenditures (other than as described above); and.

- no substantial change in market, insurance and overall economic conditions.

HOW WE MAKE DISTRIBUTIONS TO OUR PARTNERS

General

Cash Distribution Policy

While our partnership agreement provides that our general partner will make a determination as to whether to make a distribution, our partnership agreement does not require us to pay distributions at any time or in any amount. Instead, the board of directors of our general partner will adopt a cash distribution policy to be effective as of the closing of this offering that will set forth our general partner's intention with respect to the distributions to be made to unitholders. Pursuant to our cash distribution policy, within 60 days after the end of each quarter, beginning with the quarter ending December 31, 2014, we intend to distribute to the holders of common and subordinated units on a quarterly basis at least the minimum quarterly distribution of $0.1875 per unit, or $0.75 on an annualized basis, to the extent we have sufficient cash after establishment of cash reserves and payment of fees and expenses, including payments to our general partner and its affiliates. We will prorate the distribution for the period after the closing of the offering through December 31, 2014.

The board of directors of our general partner may change our distribution policy at any time and from time to time, and even if our cash distribution policy is not modified or revoked, the amount of distributions paid under our distribution policy and the decision to make any distribution is determined by our general partner. Our partnership agreement does not contain a requirement for us to pay distributions to our unitholders, and there is no guarantee that we will pay the minimum quarterly distribution, or any distribution, on the units in any quarter. However, our partnership agreement does contain provisions intended to motivate our general partner to make steady, increasing and sustainable distributions over time.

As described in further detail below, we may make distributions out of either operating surplus or capital surplus. We do not anticipate that we will make any distributions from capital surplus. To the extent that we make distributions from capital surplus, they will be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those incentive rights.

In order to pay any distribution on our subordinated units, we must first make distributions from operating surplus in respect of all of our outstanding common units of at least the minimum quarterly distribution of $0.1875 per unit (plus any arrearages resulting from the failure to pay the minimum quarterly distribution on all of our common units). Moreover, the subordination period will ordinarily not end until we have made distributions from operating surplus in excess of certain targets and generated sufficient adjusted operating surplus. Adjusted operating surplus is intended to serve as a proxy for the amount of operating surplus that was "earned" (rather than, for example, borrowed) during the relevant distribution period. Distributions from capital surplus will not count toward satisfying the tests to end the subordination period. Finally, holders of our incentive distribution rights will generally only participate in distributions from operating surplus above certain threshold distribution levels.

Set forth below is a summary of the significant provisions of our partnership agreement that relate to cash distributions.

Operating Surplus and Capital Surplus

General

Any distributions we make will be characterized as made from "operating surplus" or "capital surplus." Distributions from operating surplus are made differently than cash distributions that we would make from capital surplus. Operating surplus distributions will be made to our unitholders and, if we make quarterly distributions above the first target distribution level described below, to the holder of our incentive distribution rights. We do not anticipate that we will make any distributions from capital surplus. In such an event, however, any capital surplus distribution would be made pro rata to all unitholders, but the holder of the incentive distribution rights would generally not participate in any capital surplus distributions with respect to those rights.

Operating Surplus

We define operating surplus as:

- $75.0 million (as described below); plus

- all of our cash receipts after the closing of this offering, excluding cash from interim capital transactions (as defined below) provided that cash receipts from the termination of any hedge contract prior to its stipulated settlement or termination date will be included in equal quarterly installments over the remaining scheduled life of such hedge contract had it not been terminated; plus

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to finance all or a portion of expansion capital expenditures in respect of the period from such financing until the earlier to occur of the date the asset commences commercial service and the date that it is abandoned or disposed of; plus

- cash distributions paid in respect of equity issued (including incremental distributions on incentive distribution rights), other than equity issued in this offering, to pay the construction period interest on debt incurred, or to pay construction period distributions on equity issued, to finance the expansion capital expenditures referred to above, in each case, in respect of the period from such financing until the earlier to occur of the date the asset commences commercial service and the date that it is abandoned or disposed of; less

- all of our operating expenditures (as defined below) after the closing of this offering; less

- the amount of cash reserves established by our general partner to provide funds for future operating expenditures; less

- all working capital borrowings not repaid within twelve months after having been incurred, or repaid within such twelve-month period with the proceeds of additional working capital borrowings; less

- any cash loss realized on disposition of an investment capital expenditure.

Disbursements made, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining operating surplus, within such period if our general partner so determines. Furthermore, cash received from an interest in an entity for which we account using the equity method will not be included to the extent it exceeds our proportionate share of that entity's operating surplus (calculated as if the definition of operating surplus applied to such entity from the date of our acquisition of such an interest without any basket similar to described in the first bullet above). Operating surplus does not reflect cash generated by our operations. For example, it includes a basket of $75.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. In addition, the effect of including, as described above, certain cash distributions on equity interests in operating surplus will be to increase operating surplus by the amount of any such cash

- sales or other dispositions of assets for cash, other than inventory, accounts receivable and other assets sold in the ordinary course of business or as part of normal retirement or replacement of assets.

Characterization of Cash Distributions

Our partnership agreement provides that we treat all cash distributed as coming from operating surplus until the sum of all cash distributed since the closing of this offering (other than any distributions of proceeds of this offering) equals the operating surplus from the closing of this offering. However, operating surplus includes a basket of $75.0 million that will enable us, if we choose, to distribute as operating surplus cash we receive in the future from non-operating sources such as asset sales, issuances of securities and long-term borrowings that would otherwise be distributed as capital surplus. Our partnership agreement provides that we treat any amount distributed in excess of operating surplus, regardless of its source, as distributions of capital surplus. We do not anticipate that we will make any distributions from capital surplus.

Capital Expenditures

Maintenance capital expenditures reduce operating surplus, but expansion capital expenditures and investment capital expenditures do not. Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput to maintain equipment reliability, integrity and safety and to address environmental laws and regulations. Our business, facilities and equipment are currently not subject to major turnaround, overhaul or rebuilds. Cash expenditures made solely for investment purposes will not be considered maintenance capital expenditures.

Expansion capital expenditures are cash expenditures to construct new midstream infrastructure and those expenditures incurred in order to extend the useful lives of our assets, reduce costs, increase revenues or increase system throughput or capacity from current levels, including well connections that increase existing system throughput. Examples of expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines or compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or our operating income. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures. Expenditures made solely for investment purposes will not be considered expansion capital expenditures.

Investment capital expenditures are those capital expenditures, including transaction expenses, that are neither maintenance capital expenditures nor expansion capital expenditures. Investment capital expenditures largely will consist of capital expenditures made for investment purposes. Examples of investment capital expenditures include traditional capital expenditures for investment purposes, such as purchases of securities, as well as other capital expenditures that might be made in lieu of such traditional investment capital expenditures, such as the acquisition of an asset for investment purposes or development of assets that are in excess of the maintenance of our operating capacity or revenue, but which are not expected to expand, for more than the short term, operating capacity or revenue.

As described above, neither investment capital expenditures nor expansion capital expenditures are operating expenditures, and thus will not reduce operating surplus. Losses on disposition of an investment capital expenditure will reduce operating surplus when realized and cash receipts from an investment capital expenditure will be treated as a cash receipt for purposes of calculating operating surplus only to the extent the cash receipt is a return on principal.

Cash expenditures that are made in part for maintenance capital purposes, investment capital purposes or expansion capital purposes will be allocated as maintenance capital expenditures, investment capital expenditures or expansion capital expenditures by our general partner.

Subordination Period

General

Our partnership agreement provides that, during the subordination period (described below), the common units will have the right to receive distributions from operating surplus each quarter in an amount equal to $0.1875 per common unit, which amount is defined in our partnership agreement as the minimum quarterly distribution, plus any arrearages in the payment of the minimum quarterly distribution on the common units from prior quarters, before any distributions from operating surplus may be made on the subordinated units. These units are deemed "subordinated" because for a period of time, referred to as the subordination period, the subordinated units will not be entitled to receive any distributions from operating surplus until the common units have received the minimum quarterly distribution plus any arrearages in the payment of the minimum quarterly distribution from prior quarters. Furthermore, no arrearages will be paid on the subordinated units. The practical effect of the subordinated units is to increase the likelihood that during the subordination period there will be sufficient cash from operating surplus to pay the minimum quarterly distribution on the common units.

Determination of Subordination Period

Antero will initially own all of our subordinated units. Except as described below, the subordination period will begin on the closing date of this offering and expire on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2017, if each of the following has occurred:

- distributions from operating surplus on each of the outstanding common and subordinated units equaled or exceeded the minimum quarterly distribution for each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during each of the three consecutive, non-overlapping four-quarter periods immediately preceding that date equaled or exceeded the sum of the minimum quarterly distribution on all of the outstanding common and subordinated units during those periods on a fully diluted weighted average basis; and

- there are no arrearages in payment of the minimum quarterly distribution on the common units.

For the period after closing of this offering through December 31, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period, and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Early Termination of Subordination Period

Notwithstanding the foregoing, the subordination period will automatically terminate, and all of the subordinated units will convert into common units on a one-for-one basis, on the first business day after the distribution to unitholders in respect of any quarter, beginning with the quarter ending September 30, 2015, if each of the following has occurred:

- distributions from operating surplus equaled or exceeded $1.125 per unit (150% of the annualized minimum quarterly distribution) on all outstanding common units and subordinated units for a four-quarter period immediately preceding that date;

- the "adjusted operating surplus" (as defined below) generated during the four-quarter period immediately preceding that date equaled or exceeded $1.125 per unit (150% of the annualized minimum quarterly distribution) on all of the outstanding common and subordinated units during that period on a fully diluted weighted average basis, plus the related distribution on the incentive distribution rights; and

- there are no arrearages in payment of the minimum quarterly distributions on the common units.

For the period after the closing of this offering through December 31, 2014, our partnership agreement will prorate the minimum quarterly distribution based on the actual length of the period and use such prorated distribution for all purposes, including in determining whether the test described above has been satisfied.

Expiration of the Subordination Period

When the subordination period ends, each outstanding subordinated unit will convert into one common unit, which will then participate pro-rata with the other common units in distributions.

Adjusted Operating Surplus

Adjusted operating surplus is intended to generally reflect the cash generated from operations during a particular period and therefore excludes net increases in working capital borrowings and net drawdowns of reserves of cash generated in prior periods if not utilized to pay expenses during that period. Adjusted operating surplus for any period consists of:

- operating surplus generated with respect to that period (excluding any amounts attributable to the items described in the first bullet point under "—Operating Surplus and Capital Surplus— Operating Surplus" above); less

- any net increase during that period in working capital borrowings; less

- any net decrease during that period in cash reserves for operating expenditures not relating to an operating expenditure made during that period; plus

- any net decrease during that period in working capital borrowings; plus

- any net increase during that period in cash reserves for operating expenditures required by any debt instrument for the repayment of principal, interest or premium; plus

- any net decrease made in subsequent periods in cash reserves for operating expenditures initially established during such period to the extent such decrease results in a reduction of adjusted operating surplus in subsequent periods pursuant to the third bullet point above.

Any disbursements received, cash received (including working capital borrowings) or cash reserves established, increased or reduced after the end of a period that the general partner determines to include in operating surplus for such period shall also be deemed to have been made, received or established, increased or reduced in such period for purposes of determining adjusted operating surplus for such period.

Distributions From Operating Surplus During the Subordination Period

If we make a distribution from operating surplus for any quarter during the subordination period, our partnership agreement requires that we make the distribution in the following manner:

- *first*, to the common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter and any arrearages in payment of the minimum quarterly distribution on the common units for any prior quarters;

- *second*, to the subordinated unitholders, pro rata, until we distribute for each subordinated unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

Distributions From Operating Surplus After the Subordination Period

If we make distributions of cash from operating surplus for any quarter after the subordination period, our partnership agreement requires that we make the distribution in the following manner:

- *first*, to all common unitholders, pro rata, until we distribute for each common unit an amount equal to the minimum quarterly distribution for that quarter; and

- *thereafter*, in the manner described in "—Incentive Distribution Rights" below.

General Partner Interest

Our general partner owns a non-economic general partner interest in us, which does not entitle it to receive cash distributions. However, our general partner owns the incentive distribution rights and may in the future own common units or other equity interests in us and will be entitled to receive distributions on any such interests.

Incentive Distribution Rights

Incentive distribution rights represent the right to receive increasing percentages (15%, 25% and 50%) of quarterly distributions from operating surplus after the minimum quarterly distribution and the target distribution levels have been achieved. Our general partner currently holds the incentive distribution rights, but may transfer these rights separately from its general partner interest.

If for any quarter:

- we have distributed cash from operating surplus to the common and subordinated unitholders in an amount equal to the minimum quarterly distribution; and

- we have distributed cash from operating surplus on outstanding common units in an amount necessary to eliminate any cumulative arrearages in payment of the minimum quarterly distribution;

then we will make additional distributions from operating surplus for that quarter among the unitholders and the holders of the incentive distribution rights in the following manner:

- *first*, to all unitholders, pro rata, until each unitholder receives a total of $0.215625 per unit for that quarter (the "first target distribution");

- *second*, 85% to all common unitholders and subordinated unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.234375 per unit for that quarter (the "second target distribution");

- *third*, 75% to all common unitholders and subordinated unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives a total of $0.281250 per unit for that quarter (the "third target distribution"); and

- *thereafter*, 50% to all common unitholders and subordinated unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Percentage Allocations of Distributions From Operating Surplus

The following table illustrates the percentage allocations of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights based on the specified target distribution levels. The amounts set forth under the column heading "Marginal Percentage Interest in Distributions" are the percentage interests of the holders of our incentive distribution rights and the unitholders in any distributions from operating surplus we distribute up to and including the corresponding amount in the column "Total Quarterly Distribution Per Unit." The percentage interests shown for our unitholders and the holders of our incentive distribution rights for the minimum quarterly distribution are also applicable to quarterly distribution amounts that are less than the minimum quarterly distribution. The percentage interests set forth below assume there are no arrearages on common units.

	Total Quarterly Distribution Per Unit	Marginal Percentage Interest in Distributions	
		Unitholders	IDR Holders
Minimum Quarterly Distribution	$0.187500	100%	—%
First Target Distribution	above $0.187500 up to $0.215625	100%	—%
Second Target Distribution	above $0.215625 up to $0.234375	85%	15%
Third Target Distribution	above $0.234375 up to $0.281250	75%	25%
Thereafter	above $0.281250	50%	50%

General Partner's Right to Reset Incentive Distribution Levels

Our general partner, as the holder of our incentive distribution rights, has the right under our partnership agreement to elect to relinquish the right to receive incentive distribution payments based on the initial target distribution levels and to reset, at higher levels, the target distribution levels upon which the incentive distribution payments would be set. If our general partner transfers all or a portion of the incentive distribution rights in the future, then the holder or holders of a majority of our incentive distribution rights will be entitled to exercise this right. The following discussion assumes that our general partner holds all of the incentive distribution rights at the time that a reset election is made.

The right to reset the target distribution levels upon which the incentive distributions are based may be exercised, without approval of our unitholders or the conflicts committee of our general partner, at any time when there are no subordinated units outstanding and we have made cash distributions to the holders of the incentive distribution rights at the highest level of incentive distribution for the prior four consecutive fiscal quarters. The reset target distribution levels will be higher than the target distribution levels prior to the reset such that there will be no incentive distributions paid under the reset target distribution levels until cash distributions per unit following the reset event increase as described below. We anticipate that our general partner would exercise this reset right in order to facilitate acquisitions or internal growth projects that would otherwise not be sufficiently accretive to cash distributions per common unit, taking into account the existing levels of incentive distribution payments being made.

In connection with the resetting of the target distribution levels and the corresponding relinquishment by our general partner of incentive distribution payments based on the target cash distributions prior to the reset, our general partner will be entitled to receive a number of newly issued common units based on the formula described below that takes into account the "cash parity" value of the cash distributions related to the incentive distribution rights for the quarter prior to the reset event as compared to the cash distribution per common unit in such quarter.

The number of common units to be issued in connection with a resetting of the minimum quarterly distribution amount and the target distribution levels would equal the quotient determined by dividing (x) the amount of cash distributions received in respect of the incentive distribution rights for the fiscal quarter ended immediately prior to the date of such reset election by (y) the amount of cash distributed per common unit with respect to such quarter.

Following a reset election, a baseline minimum quarterly distribution amount will be calculated as an amount equal to the cash distribution amount per unit for the fiscal quarter immediately preceding the reset election (which amount we refer to as the "reset minimum quarterly distribution") and the target distribution levels will be reset to be correspondingly higher such that we would make distributions from operating surplus for each quarter thereafter as follows:

- *first*, to all common unitholders, pro rata, until each unitholder receives an amount per unit equal to 115% of the reset minimum quarterly distribution for that quarter;

- *second*, 85% to all common unitholders, pro rata, and 15% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 125% of the reset minimum quarterly distribution for the quarter;

- *third*, 75% to all common unitholders, pro rata, and 25% to the holders of our incentive distribution rights, until each unitholder receives an amount per unit equal to 150% of the reset minimum quarterly distribution for the quarter; and

- *thereafter*, 50% to all common unitholders, pro rata, and 50% to the holders of our incentive distribution rights.

Because a reset election can only occur after the subordination period expires, the reset minimum quarterly distribution will have no significance except as a baseline for the target distribution levels.

The following table illustrates the percentage allocation of distributions from operating surplus between the unitholders and the holders of our incentive distribution rights at various distribution levels (1) pursuant to the distribution provisions of our partnership agreement in effect at the closing of this offering, as well as (2) following a hypothetical reset of the target distribution levels based on the assumption that the quarterly distribution amount per common unit during the fiscal quarter immediately preceding the reset election was $0.50.

	Quarterly Distribution Per Unit Prior to Reset	Marginal Percentage Interest in Distributions		Quarterly Distribution Per Unit Following Hypothetical Reset
		Unitholders	IDR Holders	
Minimum Quarterly Distribution	up to $0.187500	100%	—%	up to $0.5000[1]
First Target Distribution . . .	above $0.187500 up to $0.215625	100%	—%	above $0.5000 up to $0.5750[2]
Second Target Distribution .	above $0.215625 up to $0.234375	85%	15%	above $0.5750 up to $0.6250[3]
Third Target Distribution . . .	above $0.234375 up to $0.281250	75%	25%	above $0.6250 up to $0.7500[4]
Thereafter	above $0.281250	50%	50%	above $0.7500

[1] This amount is equal to the hypothetical reset minimum quarterly distribution.

[2] This amount is 115% of the hypothetical reset minimum quarterly distribution.

[3] This amount is 125% of the hypothetical reset minimum quarterly distribution.

[4] This amount is 150% of the hypothetical reset minimum quarterly distribution.

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, based on the amount distributed for the quarter immediately prior to the reset. The table assumes that immediately prior to the reset there would be 137,706,268 common units outstanding and the distribution to each common unit would be $0.50 for the quarter prior to the reset.

	Quarterly Distribution Per Unit Prior to Reset	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of IDRs Prior to Reset	Total Distributions
Minimum Quarterly Distribution	up to $0.187500	$25,819,925	$ —	$ 25,819,925
First Target Distribution .	above $0.187500 up to $0.215625	3,872,989	—	3,872,989
Second Target Distribution	above $0.215625 up to $0.234375	2,581,993	455,646	3,037,639
Third Target Distribution	above $0.234375 up to $0.281250	6,454,981	2,151,660	8,606,641
Thereafter	above $0.281250	30,123,246	30,123,246	60,246,492
		$68,853,134	$32,730,552	$101,583,686

The following table illustrates the total amount of distributions from operating surplus that would be distributed to the unitholders and the holders of incentive distribution rights, with respect to the quarter in which the reset occurs. The table reflects that, as a result of the reset, there would be 203,167,372 common units outstanding and the distribution to each common unit would be $0.50. The number of common units to be issued upon the reset was calculated by dividing (1) the amount received in respect of the incentive distribution rights for the quarter prior to the reset as shown in the table above, or $32,730,552, by (2) the cash distributed on each common unit for the quarter prior to the reset as shown in the table above, or $0.50.

	Quarterly Distributions per Unit	Cash Distributions to Common Unitholders Prior to Reset	Cash Distributions to Holders of IDRs After Reset			Total Distributions
			Common Units[1]	IDRs	Total	
Minimum Quarterly Distribution	up to $0.5000	$68,853,134	$32,730,552	$—	$32,730,552	$101,583,686
First Target Distribution .	above $0.5000 up to $0.5750	—	—	—	—	—
Second Target Distribution	above $0.5750 up to $0.6250	—	—	—	—	—
Third Target Distribution .	above $0.6250 up to $0.7500	—	—	—	—	—
Thereafter	above $0.7500	—	—	—	—	—
		$68,853,134	$32,730,552	$—	$32,730,552	$101,583,686

[1] Represents distributions in respect of the common units issued upon the reset.

The holders of our incentive distribution rights will be entitled to cause the target distribution levels to be reset on more than one occasion. There are no restrictions on the ability of holders of our incentive distribution rights to exercise the reset right multiple times, but the requirements for exercise must be met each time. Because one of the requirements is that we make cash distributions in excess of the then-applicable third target distribution for the prior four consecutive fiscal quarters, a minimum of four quarters must elapse between each reset.

SELECTED HISTORICAL AND PRO FORMA FINANCIAL AND OPERATING DATA

We were formed in September 2013 and do not have historical financial statements. Therefore, in this prospectus we present the historical financial statements of our Predecessor. The following table presents selected historical financial data of our Predecessor as of the dates and for the periods indicated.

This prospectus includes audited financial statements of our Predecessor as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013 and unaudited financial information of our Predecessor as of and for the six months ended June 30, 2013 and 2014. This prospectus also includes selected pro forma financial data for the year ended December 31, 2013 and as of and for the six months ended June 30, 2014. For a detailed discussion of the selected historical financial information contained in the following table, please read "Management's Discussion and Analysis of Financial Condition and Results of Operations." The following table should also be read in conjunction with "Use of Proceeds" and the audited and unaudited historical financial statements of the Predecessor included elsewhere in this prospectus. Among other things, the historical financial statements include more detailed information regarding the basis of presentation for the information in the following table.

The selected pro forma financial data presented as of and the year ended December 31, 2013 and the six months ended June 30, 2014 was derived from the audited and unaudited financial statements of our Predecessor included elsewhere in this prospectus. Please read the unaudited pro forma financial statements and the notes thereto included elsewhere in this prospectus for a description of the pro forma adjustments.

	Predecessor					Pro Forma	
	Year Ended December 31,			Six Months Ended June 30,		Year Ended December 31, 2013	Six Months Ended June 30, 2014
	2011	2012	2013	2013	2014		
	(in thousands, except per unit amounts)						
Statement of Operations Data:							
Revenue:							
Gathering and compression—affiliate	$ 441	$ 647	$ 22,363	$ 5,492	$ 28,696	22,363	$ 28,696
Operating expenses:							
Direct operating expenses	802	652	2,079	694	2,602	2,079	2,602
General and administrative expenses (including $15,931 and $3,803 of stock compensation in the year ended December 31, 2013 and the six months ended June 30, 2014, respectively)	397	2,894	23,124	3,464	10,091	23,124	10,091
Depreciation expense	997	1,679	11,346	3,126	14,764	11,346	14,764
Total operating expenses	2,196	5,225	36,549	7,284	27,457	36,549	27,457
Operating income (loss)	(1,755)	(4,578)	(14,186)	(1,792)	1,239	(14,186)	1,239
Interest expense	2	8	146	63	1,200	10,575	8,945
Net income (loss)	$ (1,757)	$ (4,586)	$ (14,332)	$ (1,855)	$ 39	$(24,761)	$ (7,706)
Pro forma basic earnings per unit[1] .						$ (0.18)	$ (0.06)
Pro forma diluted earnings per unit[1]						$ (0.18)	$ (0.06)

	Predecessor					Pro Forma	
	Year Ended December 31,			**Six Months Ended June 30,**		**Year Ended December 31, 2013**	**Six Months Ended June 30, 2014**
	2011	**2012**	**2013**	**2013**	**2014**		
			(in thousands, except per unit amounts)				
Balance Sheet Data (at period end):							
Cash and cash equivalents	$ —	$ —	$ —	$ —			$ 250,000
Property and equipment, net	173,351	566,476	324,820	844,256			844,256
Total assets	173,510	578,089	332,782	898,271			1,149,271
Long-term liabilities	320	4,864	5,322	233,574			4,650
Total net equity—parent net investment	142,862	532,520	298,926	595,469			1,075,393
Cash Flow Data:							
Net cash provided by (used in) operating activities	$ (618)	$ (3,152)	$ 10,613	$ 213	$ 17,040		
Net cash used in investing activities . . .	(15,795)	(115,571)	(404,049)	(163,954)	(303,564)		
Net cash provided by financing activities	16,413	118,723	393,436	163,741	286,524		
Other Financial Data:							
Adjusted EBITDA[2]	$ (758)	$ (2,899)	$ 13,091	$ 1,334	$ 19,806	$ 13,091	$ 19,806

[1]   Earnings per unit is not provided for historical periods prior to the contribution of Midstream Operating to us because the nature of our Predecessor makes the presentation of earnings per unit not relevant, or comparable on a prospective basis, for investors.

[2]   For a discussion of the non-GAAP financial measure Adjusted EBITDA, including a reconciliation of Adjusted EBITDA to its most directly comparable financial measures calculated and presented in accordance with GAAP, please read "—Non-GAAP Financial Measure" below.

Operating Data

The following table presents summary historical operating data of our Predecessor for the periods indicated.

	Year Ended December 31,			**Six Months Ended June 30,**	
	2011	**2012**	**2013**	**2013**	**2014**
Operating Data:					
Gathering—low pressure (MMcf)	1,703	2,320	61,406	15,669	64,935
Gathering—high pressure (MMcf)	—	—	11,736	918	35,524
Compression (MMcf)	—	—	9,900	3,409	6,994
Condensate gathering (MBbl)	—	—	—	—	266
Gathering—low pressure (MMcf/d)	5	6	168	87	359
Gathering—high pressure (MMcf/d)	—	—	32	5	196
Compression (MMcf/d)	—	—	27	19	39
Condensate gathering (MBbl/d)	—	—	—	—	1
Average realized fees:					
Average gathering—low pressure fee ($/Mcf)	$ 0.26	$ 0.28	$ 0.30	$ 0.30	$ 0.31
Average gathering—high pressure fee ($/Mcf)	—	—	$ 0.18	$ 0.18	$ 0.18
Average compression fee ($/Mcf)	—	—	$ 0.18	$ 0.18	$ 0.18
Average gathering—condensate fee ($/Bbl)	—	—	—	—	$ 4.08

Non-GAAP Financial Measure

We use Adjusted EBITDA as a performance measure to assess the ability of our assets to generate cash sufficient to pay interest costs, support indebtedness and make cash distributions. We expect that

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

You should read the following discussion of our historical performance, financial condition and future prospects in conjunction with our audited financial statements as of December 31, 2012 and 2013 and for the years ended December 31, 2011, 2012 and 2013, our unaudited condensed financial statements as of and for the six months ended June 30, 2013 and 2014, our unaudited pro forma financial statements as of and for the the year ended December 31, 2013 and the six months ended June 30, 2014 and the notes thereto, included elsewhere in this prospectus. The information provided below supplements, but does not form part of, our financial statements. This discussion contains forward-looking statements that are based on the views and beliefs of our management, as well as assumptions and estimates made by our management. Actual results could differ materially from such forward-looking statements as a result of various risk factors, including those that may not be in the control of management. For further information on items that could impact our future operating performance or financial condition, please read the sections entitled "Risk Factors" and "Cautionary Statement Regarding Forward-Looking Statements."

Overview

We are a growth-oriented limited partnership formed by Antero Resources Corporation ("Antero") to own, operate and develop midstream energy assets to service Antero's rapidly increasing production. Our assets consist of gathering pipelines and compressor stations, through which we provide midstream services to Antero under long-term, fixed-fee contracts. Our assets are located in the rapidly developing liquids-rich southwestern core of the Marcellus Shale in northwest West Virginia and liquids-rich core of the Utica Shale in southern Ohio, which Antero believes are two of the premier North American shale plays. We believe that our strategically located assets and our relationship with Antero position us to become a leading midstream energy company serving the Marcellus and Utica Shales.

Sources of Our Revenues

Our revenues are driven by the volumes of natural gas and condensate we gather and compress. Pursuant to our long-term contracts with Antero, we have secured 20-year dedications covering substantially all of Antero's current and future acreage for gathering and compression services. All of Antero's existing acreage is dedicated to us for gathering and compression services except for the existing third-party commitments, which includes 131,000 Marcellus Shale net leasehold acres characterized by dry gas and liquids-rich production that have been previously dedicated to third-party gatherers. Please read "Business—Antero's Existing Third-Party Commitments." Net of the excluded acreage, our contract covers approximately 370,000 net leasehold acres held by Antero as of September 5, 2014 for gathering and compression services. In addition to Antero's existing acreage dedication, our agreements provide that any acreage Antero acquires in the future will be dedicated to us for gathering and compression services. In April 2014, we began providing condensate gathering services to Antero under the gathering and compression agreement.

We have an option to purchase Antero's fresh water distribution systems at fair market value if we obtain the Private Letter Ruling from the IRS. In addition, Antero has an option to participate for up to a 20% non-operating equity interest in the 800-mile ET Rover Pipeline that it will assign to us in connection with the completion of this offering. Antero also has a right to participate for up to a 15% non-operating equity interest in the 50-mile Regional Gathering System that will expire six months following the date on which the Regional Gathering System is placed into service, which is currently scheduled to occur during the fourth quarter of 2015. Antero intends to assign this option to us in connection with the completion of this offering. In addition, we have entered into a right-of-first-offer agreement with Antero to allow for us to provide Antero with natural gas processing services in the future.

applicable. Management believes these allocation methodologies are reasonable. Following the closing of this offering, Antero will continue to charge us a combination of direct and allocated charges for administrative and operational services based on a similar methodology.

General and administrative expenses include an allocation of compensation expense associated with grants under Antero's long-term incentive plan and any compensation expense associated with grants under our own plan. In addition, we were allocated a portion of the $418 million non-cash stock compensation expense that Antero recognized in connection with its initial public offering through June 30, 2014. We will be allocated a portion of the $69 million that will be recognized over the remaining service period of certain incentive units.

We anticipate incurring approximately $2.5 million of incremental general and administrative expenses attributable to operating as a publicly traded partnership, such as costs associated with: annual and quarterly reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the NYSE; independent auditor fees; legal fees; investor relations expenses; registrar and transfer agent fees; director and officer liability insurance expenses; and director compensation. These incremental general and administrative expenses are not reflected in our Predecessor's historical or our pro forma financial statements.

Depreciation Expense

Depreciation expense consists of our estimate of the decrease in value of the assets capitalized in property and equipment as a result of using the assets throughout the applicable year. Depreciation is computed over the asset's estimated useful life using the straight-line basis. Gathering pipelines and compressor stations are depreciated over a 20 year useful life.

Interest Expense

Our Predecessor has financed a portion of our equipment and compressor stations through various capital lease agreements at fixed interest rates ranging from 2.5% to 6.6%. We expect to continue to incur interest expense from our capital lease arrangements as we continue to grow.

Midstream Operating entered into a midstream credit facility on February 28, 2014, which was amended on May 5, 2014. Borrowings under the midstream credit facility are limited to an aggregate of $500.0 million and as of June 30, 2014, there was approximately $320.0 million of borrowings outstanding, with a weighted average interest rate of 1.94%. Of the outstanding balance, $228.9 million is related to the gathering and compression assets.

In connection with the completion of this offering, we will assume $455.3 million of indebtedness in connection with the contribution of the Midstream Operating to us and use a portion of the proceeds of this offering to repay in full that indebtedness. In addition, in connection with the completion of this offering, we intend to enter into a new revolving credit facility and will incur interest on amounts borrowed thereunder. Please read "—Liquidity and Capital Resources—Debt Agreements and Contractual Obligations."

Income Tax

The Predecessor's financial statements do not include an allocation of income tax as we expect that we will be treated as a partnership for federal and state income tax purposes, with each partner being taxed separately on its share of the taxable income.

Adjusted EBITDA.   Adjusted EBITDA decreased from $(0.8) million for the year ended December 31, 2011 to $(2.9) million for the year ended December 31, 2012, a decrease of $2.1 million. The decrease was primarily due to an increase in general and administrative expense.

Liquidity and Capital Resources

Sources and Uses of Cash

Historically, our sources of liquidity included cash generated from operations and funding from Antero. We historically participated in Antero's centralized cash management program for all periods presented, whereby excess cash from most of its subsidiaries was swept into a centralized account. Sales and purchases related to our Predecessor third-party transactions were received or paid in cash by Antero within the centralized cash management system. In the future, we will maintain our own bank accounts and sources of liquidity and will utilize Antero's cash management system and expertise.

Capital and liquidity will be provided by operating cash flow and borrowings under our new revolving credit facility, discussed below. We expect cash flow from operations to continue to contribute to our liquidity in the future. In connection with the completion of this offering, we will assume $455.3 million of borrowings in connection with the contribution to us and use a portion of the proceeds of this offering to repay them in full. However, other sources of liquidity will include borrowing capacity under the new $1.0 billion revolving credit facility we intend to enter into in connection with the closing of this offering and proceeds from the issuance of additional limited partner units. We expect the combination of these capital resources will be adequate to meet our short-term working capital requirements, long-term capital expenditures program and expected quarterly cash distributions.

The board of directors of our general partner will adopt a cash distribution policy pursuant to which we intend to distribute at least the quarterly distribution of $0.1875 per unit ($0.75 per unit on an annualized basis) on all of our units to the extent we have sufficient cash after the establishment of cash reserves and the payment of our expenses, including payments to our general partner and its affiliates. We expect our future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to our partners will be funded from cash flows internally generated from our operations. Our expansion capital expenditures will be funded by borrowings under our new revolving credit facility or from potential capital market transactions.

The following table and discussion presents a summary of our Predecessor's combined net cash provided by or used in operating activities, investing activities and financing activities for the periods indicated.

	Six months ended June 30,		Amount of Increase (Decrease)	Year ended December 31,		Amount of Increase (Decrease)	Year ended December 31,		Amount of Increase (Decrease)
	2013	2014		2012	2013		2011	2012	
	(unaudited)					(in thousands)			
Net cash provided by (used in):									
Operating activities	$ 213	$ 17,040	$ 16,827	$ (3,152)	$ 10,613	$ 13,765	$ (618)	$ (3,152)	$ (2,534)
Investing activities	$(163,954)	$(303,564)	$(139,610)	$(115,571)	$(404,049)	$(288,478)	$(15,795)	$(115,571)	$(99,776)
Financing activities	$ 163,741	$ 286,524	$ 122,783	$ 118,723	$ 393,436	$ 274,713	$ 16,413	$ 118,723	$102,310

Cash Flow Provided by (Used in) Operating Activities

Net cash provided by operating activities was $0.2 million for the six months ended June 30, 2013 and net cash provided by operating activities was $17.0 million for the six months ended June 30, 2014. The increase in cash flow from operations for the six months ended June 30, 2014 compared to the six months ended June 30, 2013 was primarily the result of increased throughput volumes and revenues, which includes the addition of new gathering and compression systems placed in-service in 2013 and early 2014.

expansion capital expenditures include the construction, development or acquisition of additional gathering pipelines and compressor stations, in each case to the extent such capital expenditures are expected to expand our operating capacity or our operating income. In the future, if we make acquisitions that increase system throughput or capacity, the associated capital expenditures may also be considered expansion capital expenditures.

- *Maintenance capital expenditures:* Maintenance capital expenditures are cash expenditures (including expenditures for the construction or development of new capital assets or the replacement, improvement or expansion of existing capital assets) made to maintain, over the long term, our operating capacity or revenue. Examples of maintenance capital expenditures are expenditures to repair, refurbish and replace pipelines, to connect new wells to maintain gathering and compression throughput, to maintain equipment reliability, integrity and safety and to address environmental laws and regulations.

As more completely discussed in "Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations," for the twelve-month period ending September 30, 2015, we estimate that our maintenance and expansion capital expenditures will total approximately $602.0 million.

Our future expansion capital expenditures may vary significantly from period to period based on the investment opportunities available to us. We expect our future cash requirements relating to working capital, maintenance capital expenditures and quarterly cash distributions to our partners will be funded from cash flows internally generated from our operations. Our growth or expansion capital expenditures will be funded by borrowings under our new revolving credit facility or from potential capital market transactions.

Debt Agreements and Contractual Obligations

Midstream Credit Facility

Midstream Operating entered into a midstream credit facility on February 28, 2014, which was amended on May 5, 2014. Borrowings under the midstream credit facility are limited to an aggregate of $500.0 million and as of June 30, 2014, there was approximately $320.0 million of borrowings outstanding. Of the outstanding balance, $228.9 million is related to the gathering and compression assets. Aggregate lender commitments under the facility are $500.0 million. In connection with the contribution of the Predecessor to us, we will repay all $455.3 million of the indebtedness that we will assume.

New Revolving Credit Facility

We expect to enter into a new revolving credit facility in connection with the closing of this offering.

Our new revolving credit facility will provide for lender commitments of $1.0 billion. The credit facility is expected to provide for a letter of credit sublimit of $150 million. The credit facility is expected to mature five years following closing of this offering.

Principal amounts borrowed will be payable on the maturity date with such borrowings bearing interest that will be payable quarterly. We will have a choice of borrowing in Eurodollars or at the base rate. Eurodollar loans will bear interest at a rate per annum equal to the LIBOR Rate administered by the ICE Benchmark Administration for one, two, three, six or twelve months plus an applicable margin ranging from 150 to 225 basis points, depending on the leverage ratio then in effect. Base rate loans will bear interest at a rate per annum equal to the greatest of (i) the agent bank's reference rate, (ii) the federal funds effective rate plus 50 basis points and (iii) the rate for one month Eurodollar loans plus 100 basis points, plus an applicable margin ranging from 50 to 125 basis points, depending on the leverage ratio then in effect.

Our new revolving credit facility will be secured by mortgages on substantially all of our properties and guarantees from our subsidiaries. Interest will be payable at a variable rate based on LIBOR or

Quantitative and Qualitative Disclosures About Market Risk

The primary objective of the following information is to provide forward-looking quantitative and qualitative information about our potential exposure to market risk. The term ''market risk'' refers to the risk of loss arising from adverse changes in commodity prices and interest rates. The disclosures are not meant to be precise indicators of expected future losses, but rather indicators of reasonably possible losses. This forward-looking information provides indicators of how we view and manage our ongoing market risk exposures.

Commodity Price Risk

The gathering and compression agreement with Antero provides for fixed-fee structures, and we intend to continue to pursue additional fixed-fee opportunities with Antero and third parties in order to avoid direct commodity price exposure. However, to the extent that our future contractual arrangements with Antero or third parties do not provide for fixed-fee structures, we may become subject to commodity price risk. Please read "Risk Factors—Risks Related to Our Business—Our exposure to commodity price risk may change over time."

Interest Rate Risk

As described above, in connection with the closing of this offering, we intend to enter into a new $1.0 billion revolving credit facility. We may or may not hedge the interest on portions of our borrowings under the credit facility from time-to-time in order to manage risks associated with floating interest rates.

Credit Risk

We are dependent on Antero as our only customer, and we expect to derive a substantial majority of our revenues from Antero for the foreseeable future. As a result, any event, whether in our area of operations or otherwise, that adversely affects Antero's production, drilling schedule, financial condition, leverage, market reputation, liquidity, results of operations or cash flows may adversely affect our revenues and cash available for distribution.

Further, we are subject to the risk of non-payment or non-performance by Antero, including with respect to our gathering and compression agreement. We cannot predict the extent to which Antero's business would be impacted if conditions in the energy industry were to deteriorate, nor can we estimate the impact such conditions would have on Antero's ability to execute its drilling and development program or to perform under our agreement. Any material non-payment or non-performance by Antero could reduce our ability to make distributions to our unitholders. Please read "Risk Factors—Risks Related to Our Business—Because all of our revenue currently is, and a substantial majority of our revenue over the long term is expected to be, derived from Antero, any development that materially and adversely affects Antero's operations, financial condition or market reputation could have a material and adverse impact on us."

BUSINESS

Our Company

We are a growth-oriented limited partnership formed by Antero to own, operate and develop midstream energy assets to service Antero's rapidly increasing production. Our assets consist of gathering pipelines and compressor stations, through which we provide midstream services to Antero under a long-term, fixed-fee contract. Our assets are located in the rapidly developing liquids-rich southwestern core of the Marcellus Shale in northwest West Virginia and liquids-rich core of the Utica Shale in southern Ohio, which Antero believes are two of the premier North American shale plays. We believe that our strategically located assets and our relationship with Antero position us to become a leading midstream energy company serving the Marcellus and Utica Shales.

Pursuant to our long-term contract with Antero, we have secured a 20-year dedication covering substantially all of Antero's current and future acreage for gathering and compression services. All of Antero's existing acreage is dedicated to us for gathering and compression services except for the existing third-party commitments, which includes 131,000 Marcellus Shale net leasehold acres characterized by dry gas and liquids-rich production that have been previously dedicated to third-party gatherers. Please read "—Antero's Existing Third-Party Commitments." Net of the excluded acreage, our contract covers approximately 370,000 net leasehold acres held by Antero as of September 5, 2014 for gathering and compression services. In addition to Antero's existing acreage dedication, our agreement provides that any acreage Antero acquires in the future will be dedicated to us for gathering and compression services. We have also begun providing condensate gathering services to Antero under the gathering and compression agreement.

We have an option to purchase Antero's fresh water distribution systems at fair market value if we obtain the Private Letter Ruling from the IRS. In addition, Antero has an option to participate for up to a 20% non-operating equity interest in the 800-mile ET Rover Pipeline that it will assign to us in connection with the completion of this offering. Antero also has a right to participate for up to a 15% non-operating equity interest in the 50-mile Regional Gathering System that will expire six months following the date on which the Regional Gathering System is placed into service, which is currently scheduled to occur during the fourth quarter of 2015. Antero intends to assign this option to us in connection with the completion of this offering. In addition, we have entered into a right-of-first-offer agreement with Antero to allow for us to provide Antero with natural gas processing services in the future.

The charts below illustrate the significant Appalachian Basin production growth achieved by Antero since the acquisition of its Marcellus Shale leasehold in 2008 and the growth in wells drilled as it has undertaken its development program. We believe that Antero will rely primarily on us to deliver

Processing

Although we do not currently have any processing or NGL fractionation, transportation or marketing infrastructure, we have entered into a right-of-first-offer agreement with Antero for gas processing services, pursuant to which Antero has agreed, subject to certain exceptions, not to procure any gas processing or NGLs fractionation, transportation or marketing services with respect to its production (other than production subject to a pre-existing dedication) without first offering us the right to provide such services. For additional information, please read "—Antero's Existing Third-Party Commitments" and "Certain Relationships and Related Transactions—Other Contractual Relationships with Antero—Processing."

Our Contractual Arrangements with Third Parties

Due to its leading position in the Marcellus and Utica Shales, Antero is frequently invited to be an anchor shipper in new regional pipeline projects and often has the opportunity to participate as an equity owner in such projects. As part of our relationship with Antero, we expect that Antero will assign us the right to participate in the equity ownership of these types of projects in the future, allowing us to diversify and vertically integrate our midstream asset base. Please see "Our Cash Distribution Policy and Restrictions on Distributions—Assumptions and Considerations—Expansion Capital Expenditures."

Option to Participate in ET Rover Pipeline

In connection with Antero's agreement to become an anchor shipper on the recently announced ET Rover Pipeline, Antero has an option to participate for up to a 20% non-operated equity interest in the ET Rover Pipeline. Antero will assign the option to us in connection with the completion of this offering. The ET Rover Pipeline is being designed to transport 3.25 Bcf/d through approximately 800 miles of 36-inch and 42-inch pipeline and to enable the flow of natural gas from processing facilities and other receipt points located in the Marcellus and Utica Shale areas to market regions in the U.S. and Canada. The ET Rover Pipeline is expected to provide new natural gas pipeline infrastructure to move natural gas to local utilities, to other pipelines for Midwest and Gulf Coast markets, and to the Dawn Hub in Canada for Canadian and U.S. Northeast markets. The project is expected to be placed into service during the first quarter of 2017. Subject to confirmatory diligence, we have not determined to what extent, if any, we would exercise such option.

Option to Participate in Regional Gathering System

In connection with Antero's agreement to become an anchor shipper on the Regional Gathering System, Antero was granted an option to participate for up to a 15% non-operated equity interest in the system. Antero's option will expire six months following the date on which the Regional Gathering System is placed into service, which is currently scheduled to occur during the fourth quarter of 2015. Antero intends to assign the option to us in connection with the completion of this offering. The Regional Gathering System is expected to connect a portion of Antero's Marcellus Shale operating areas with its downstream firm transportation commitments. The Regional Gathering System is expected to be completed and placed into service in the fourth quarter of 2015. Subject to confirmatory diligence, we have not determined to what extent, if any, we would exercise such option.

Our Existing Assets and Growth Projects

In connection with the completion of this offering, Antero will contribute its gathering and compression assets to us, as well as the right to develop additional midstream infrastructure to service Antero's rapidly growing production. Because of our close operational and contractual relationship with Antero, we expect to grow significantly as Antero pursues its development plan.

the right to purchase at cost certain midstream facilities that Antero may acquire in the future. We believe that Antero will be incentivized to support the growth of our business as a result of its economic interest in us. In addition, our management team has significant experience in mergers and acquisitions and will selectively review opportunities to acquire assets from third parties.

- *Exercising options to acquire non-operating interests in regional pipeline projects.* Due to its leading position in the Marcellus and Utica Shales, Antero is frequently invited to be an anchor shipper in new regional pipeline projects and often has the opportunity to participate as an equity owner in such projects. As part of our relationship with Antero, we expect that Antero will assign us the right to participate in the equity ownership of these types of projects in the future, allowing us to diversify and vertically integrate our midstream asset base. To date, Antero has negotiated an option to participate as an equity owner in two separate natural gas pipelines: the ET Rover Pipeline, a 36-inch and 42-inch, 800-mile pipeline currently scheduled to be in service during the first quarter of 2017; and the Regional Gathering System currently scheduled to be in service beginning in the fourth quarter of 2015. Antero has an option to participate for up to a 20% non-operating equity interest in the ET Rover Pipeline that it will assign to us in connection with the completion of this offering. Antero intends to convey its right to participate for up to 15% non-operating equity interest in the Regional Gathering System to us in connection with the completion of this offering. Each of these projects represents an attractive long-term investment opportunity for us. These investments, if the options are exercised, would create a new line of business and incremental growth opportunities while providing stable, long-term fixed-fee driven cash flows. We believe our relationship with Antero and its extensive drilling inventory will afford us additional opportunities to invest in large-scale infrastructure projects, such as regional and long-haul pipelines, that will serve to support our long-term growth profile.

- *Attracting third-party customers.* While we will devote substantially all of our resources to meeting Antero's needs in the near term, we expect to market our services to, and pursue strategic relationships with, third-party producers over time. We believe that our early, significant footprint of gathering and compression systems in the Marcellus and Utica Shales provides us with a competitive advantage that we believe will allow us to attract third-party natural gas volumes in the future.

Competitive Strengths

We believe we are well-positioned to successfully execute our business strategies because of the following competitive strengths:

- *Economic strength of Antero's development program.* We believe the attractiveness of Antero's liquids-rich portfolio of acreage and its low development cost relative to recoveries will support long-term demand for our gathering and compression services in a variety of commodity price environments. The economic strength of Antero's development program is supported by

  - *Antero's position in the core of the Marcellus and Utica Shales.* Antero owns and operates extensive and contiguous land positions in the core areas of two of the most economically attractive North American shale plays, which Antero believes are characterized by consistent geology and high well recoveries relative to drilling and completion costs.

  - *Antero's multi-year, low-risk drilling inventory.* Antero's drilling inventory at June 30, 2014 consisted of 5,011 identified potential horizontal well locations (3,159 of which were located on acreage dedicated to us) that will require gathering and compression services. Based on its expected 2014 drilling activity, these locations give Antero a 23-year drilling inventory.

  - *Antero's exposure to a large resource of liquids-rich gas and condensate.* Liquids-rich gas production generally enhances well economics to due to the processing margin generated by higher-value NGLs products, such as propane and butane. In addition, the wellhead condensate often associated with liquids-rich production can further increase well economics. Approximately 67% of Antero's 5,011 identified potential horizontal well locations as of June 30, 2014 target the liquids-rich gas regions of the Marcellus and Utica Shales.

- *Antero's status as a low-cost leader.* Antero has implemented operational efficiencies to give it some of the lowest development costs per Mcfe in the Marcellus and Utica Shales, such as (i) drilling longer laterals, (ii) pad drilling, (iii) the use of shorter stage lengths, (iv) the use of less expensive, shallow vertical drilling rigs to drill to the kick-off point of the horizontal wellbore, (v) the use of natural gas powered rigs and (vi) the use of its fresh water distribution systems.

- *Antero's access to committed processing and firm takeaway capacity in the Marcellus and Utica Shales.* We believe Antero's existing contractual commitments for processing and firm long-haul transportation help minimize disruptions to its drilling program that might otherwise exist as a result of insufficient outlets for growing production. Antero has contracted for a total of 1,350 MMcf/d of processing capacity in the Marcellus Shale, 800 MMcf/d of which is currently in service. Similarly, Antero has 600 MMcf/d of contracted processing capacity in the Utica Shale, of which 450 MMcf/d is currently in services. Antero also has secured an average of 3,430,000 MMBtu/d of long-haul firm transportation capacity or firm sales by 2016 and has committed to 20,000 Bbl/d of ethane takeaway capacity and has entered into agreements to provide an additional 30,000 Bbl/d of ethane to the proposed Ascent ethane cracker, pending a final investment decision by Ascent, and 25,000 Bbl/d of ethane to the proposed Shell ethane cracker, pending a final investment decision by Shell, and firm transportation of 51,500 Bbl/d of NGLs with the Mariner East II project, subject to the completion of an open season. We believe our midstream infrastructure, together with this processing and takeaway capacity, will allow Antero to commercialize its production more quickly at favorable prices and meet its expected drilling plan.

- *Antero's active hedging program.* Antero maintains an active hedging program designed to mitigate volatility in commodity prices and regional basis differentials and to protect its expected future cash flows. As of June 30, 2014, Antero had entered into hedging contracts for July 1, 2014 through December 31, 2019 covering a total of approximately 1.32 Tcfe of its projected natural gas and oil production at average index prices of $4.58/MMBtu and $94.13/Bbl, respectively. We believe that Antero's active hedging program will allow its drilling schedule to remain robust in a variety of commodity price environments.

- *Extensive dedication, system scale and long-term, fixed fee contract to support stable cash flows.* Pursuant to our long-term contracts with Antero, we have secured a 20-year dedication covering approximately 370,000 net leasehold acres held by Antero as of September 5, 2014 (net of the approximately 131,000 excluded net leasehold acres) for gathering and compression services. Please read "—Antero's Existing Third-Party Commitments." In addition to Antero's existing acreage dedication, our agreement provides that any acreage Antero acquires in the future will be dedicated to us for gathering and compression services. We believe that Antero's drilling activity will result in significant growth of our midstream operations. Our fixed-fee, long-term contract structure eliminates our direct exposure to commodity price risk and provides us with long-term cash flow stability.

- *Financial flexibility and strong capital structure.* At the closing of this offering, we expect to have no outstanding indebtedness and available borrowing capacity of $500 million under a new $1.0 billion revolving credit facility. We believe that our borrowing capacity and our expected ability to effectively access debt and equity capital markets provide us with the financial flexibility necessary to execute our business strategy.

- *Experienced and incentivized management team.* Antero's officers, who will also manage our business, have an average of over 30 years of industry experience and have successfully built, grown and sold two unconventional resource-focused upstream companies and one midstream company in the past 15 years. We believe Antero's experience and expertise from both an upstream and midstream perspective provides a distinct competitive advantage. Through our management's ownership interests in Antero Investment, which owns our incentive distribution rights, and their indirect ownership interests in Antero, which will own 31,353,134 of our common units and all of our subordinated units, our management team is highly incentivized to grow our distributions and the value of our business.

Antero's Existing Third-Party Commitments

Excluded Acreage

Antero previously dedicated a portion of its acreage in the Marcellus Shale to certain third parties' gathering and compression services. We refer to this acreage dedication as the "excluded acreage." As of June 30, 2014, the excluded acreage consisted of approximately 131,000 of Antero's existing net leasehold acreage. At that same date, 1,852 of Antero's 5,011 identified potential horizontal well locations were located within the excluded acreage.

Other Commitments

In addition to the excluded acreage, Antero has entered into take-or-pay contracts with volume commitments for certain third parties' high-pressure gathering and compression services. Specifically, those volume commitments consist of up to an aggregate of 750 MMcf/d on three high-pressure gathering pipelines and 455 MMcf/d on five compressor stations. Similar to the excluded acreage, Antero's use of that infrastructure up to the maximum aggregate high-pressure gathering and compression volumes is not subject to the gathering and compression agreement.

Title to Properties

Our real property is classified into two categories: (1) parcels that we own in fee and (2) parcels in which our interest derives from leases, easements, rights-of-way, permits or licenses from landowners or governmental authorities, permitting the use of such land for our operations. Portions of the land on which our pipelines and major facilities are located are owned by us in fee title, and we believe that we have satisfactory title to these lands. The remainder of the land on which our pipelines and major facilities are located are held by us pursuant to surface leases between us, as lessee, and the fee owner of the lands, as lessors. We have leased or owned these lands without any material challenge known to us relating to the title to the land upon which the assets are located, and we believe that we have satisfactory leasehold estates or fee ownership of such lands. We have no knowledge of any challenge to the underlying fee title of any material lease, easement, right-of-way, permit or license held by us or to our title to any material lease, easement, right-of-way, permit or lease, and we believe that we have satisfactory title to all of its material leases, easements, rights-of-way, permits and licenses.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth the beneficial ownership of common units and subordinated units of Antero Midstream Partners LP that will be issued and outstanding upon the consummation of this offering and the related transactions and held by:

- our general partner;

- beneficial owners of 5% or more of our common units;

- each director and named executive officer; and

- all of our directors and executive officers as a group.

Unless otherwise noted, the address for each beneficial owner listed below is 1615 Wynkoop Street, Denver, Colorado 80202.

Name of Beneficial Owner	Common Units Beneficially Owned[(1)]	Percentage of Common Units Beneficially Owned	Subordinated Units Beneficially Owned[(1)]	Percentage of Subordinated Units Beneficially Owned	Percentage of Common and Subordinated Units Beneficially Owned
Antero Resources Corporation[(2)] . . .	31,353,134	45.5%	68,853,134	100%	72.8%
Antero Resources Midstream Management LLC[(3)]	—	—	—	—	—
Peter R. Kagan	—	—	—	—	—
W. Howard Keenan, Jr.	—	—	—	—	—
Christopher R. Manning	—	—	—	—	—
Paul M. Rady	—	—	—	—	—
Glen C. Warren, Jr.	—	—	—	—	—
Kevin J. Kilstrom	—	—	—	—	—
Alvyn A. Schopp	—	—	—	—	—
All directors and executive officers as a group (8 persons)	—	—	—	—	—

[(1)] Prior to our conversion from a limited liability company into a limited partnership (which will occur in connection with the completion of this offering), the ownership interests held by Antero are represented by limited liability company interests in Antero Resources Midstream LLC.

[(2)] Under Antero's amended and restated certificate of incorporation and bylaws, the voting and disposition of any of our common or subordinated units held by Antero will be controlled by the board of directors of Antero. The board of directors of Antero, which acts by majority approval, comprises Peter R. Kagan, W. Howard Keenan, Jr., Christopher R. Manning, Robert J. Clark, Richard W. Connor, Benjamin A. Hardesty, James R. Levy, Paul M. Rady and Glen C. Warren, Jr. Each of the members of Antero's board of directors disclaims beneficial ownership of any of our units held by Antero.

[(3)] Under our general partner's amended and restated limited liability company agreement, the voting and disposition of any of our common or subordinated units or the incentive distribution rights held by our general partner will be controlled by its sole member, Antero Resources Investment LLC ("Antero Investment"). The board of directors of Antero Investment, which acts by majority approval, comprises Peter R. Kagan, W. Howard Keenan, Jr., Christopher R. Manning, Paul M. Rady and Glen C. Warren, Jr. Each of the members of Antero Investment's board of directors disclaims beneficial ownership of any of our securities held by our general partner.

The following table sets forth the number of shares of common stock of Antero owned by each of the named executive officers and directors of our general partner and all directors and executive officers of our general partner as a group as of September 30, 2014:

Name of Beneficial Owner	Shares Beneficially Owned	Percentage of Shares Beneficially Owned
Peter R. Kagan[1]	3,604	*
W. Howard Keenan, Jr.[1]	3,295	*
Christopher R. Manning[1][2]	39,045	*
Paul M. Rady	307,314	*
Glen C. Warren, Jr.[3]	204,985	*
Kevin J. Kilstrom	122,926	*
Alvyn A. Schopp	122,926	*
All directors and executive officers as a group (8 persons) . .	804,095	*

* Less than 1%.

[1] Includes 1,477 shares of common stock of Antero issuable upon exercise of outstanding options.

[2] Mr. Manning is a partner of Trilantic Capital Partners. Mr. Manning indirectly owns 35,750 shares of common stock of Antero purchased by TCP Antero Principals LLC, a Trilantic Capital Partners entity, and these shares are included because of his affiliation with Trilantic Capital Partners. Mr. Manning disclaims beneficial ownership of all shares reported except to the extent of his pecuniary interest therein.

[3] Mr. Warren indirectly owns 7 shares of common stock of Antero purchased by a family member, and these shares are included because of his relation to the purchaser. Mr. Warren disclaims beneficial ownership of all shares reported except to the extent of his pecuniary interest therein.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

After this offering, assuming that the underwriters do not exercise their option to purchase additional common units, Antero will own 31,353,134 common units and 68,853,134 subordinated units representing an aggregate approximately 72.8% limited partner interest in us. Antero Investment will own and control (and appoint all the directors of) our general partner, which will own a non-economic general partner interest in us and the incentive distribution rights.

The terms of the transactions and agreements disclosed in this section were determined by and among affiliated entities and, consequently, are not the result of arm's length negotiations. These terms are not necessarily at least as favorable to the parties to these transactions and agreements as the terms that could have been obtained from unaffiliated third parties.

Distributions and Payments to Our General Partner and Its Affiliates

The following table summarizes the distributions and payments to be made by us to our general partner and its affiliates in connection with the conversion, ongoing operation and any liquidation of us.

Conversion of Antero Resources Midstream LLC to Antero Midstream Partners LP

The aggregate consideration received by our general partner in connection with the conversion of its special membership interest pursuant to the limited liability company agreement of Antero Resources Midstream LLC ...

- the non-economic general partner interest; and

- the incentive distribution rights.

The aggregate consideration received by Antero in connection with the conversion of its common economic interest pursuant to the limited liability company agreement of Antero Resources Midstream LLC ....

- 31,353,134 common units;

- 68,853,134 subordinated units;

- our assumption of $455.3 million of indebtedness incurred in connection with the Predecessor prior to Midstream Operating being contributed to us; and

- we will also undertake a public or private offering of common units in the future upon request by Antero and use the proceeds thereof (net of underwriting or placement agency discounts and commissions, as applicable) to redeem an equal number of common units from Antero as a distribution to reimburse Antero for certain capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us.

| Option units or proceeds from option units . . . . | If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us. Accordingly, the exercise of the underwriters' option will not affect the total number of common units outstanding or the amount of cash needed to pay the minimum quarterly distribution on all units. Please read "Use of Proceeds." |

Operational Stage

Distributions of cash available for distribution to our general partner and its affiliates	We will generally make cash distributions 100% to our unitholders, including affiliates of our general partner. In addition, if distributions exceed the minimum quarterly distribution and other higher target distribution levels, our general partner will be entitled to increasing percentages of the distributions, up to 50% of the distributions above the highest target distribution level.
	Assuming we have sufficient cash available for distribution to pay the full minimum quarterly distribution on all of our outstanding common units and subordinated units for four quarters, our general partner and its affiliates (including Antero) would receive an annual distribution of approximately $75,154,702 million on their units.
Payments to our general partner and its affiliates	Antero shall provide customary management and general administrative services to us. Our general partner shall reimburse Antero at cost for its direct expenses incurred on behalf of us and a proportionate amount of its indirect expenses incurred on behalf of us, including, but not limited to, compensation expenses. Our general partner will not receive a management fee or other compensation for its management of our partnership, but we will reimburse our general partner and its affiliates for all direct and indirect expenses they incur and payments they make on our behalf, including payments made to Antero for customary management and general administrative services. Our partnership agreement does not set a limit on the amount of expenses for which our general partner and its affiliates may be reimbursed. These expenses include salary, bonus, incentive compensation and other amounts paid to persons who perform services for us or on our behalf and expenses allocated to our general partner by its affiliates. Our partnership agreement provides that our general partner will determine the expenses that are allocable to us.

Conflicts Committee" for information about the conflicts committee of our general partner's board of directors.

Conflicts of interest could arise in the situations described below, among others:

Actions taken by our general partner may affect the amount of cash available to pay distributions to unitholders or accelerate the right to convert subordinated units.

The amount of cash that is available for distribution to unitholders is affected by decisions of our general partner regarding such matters as:

- amount and timing of asset purchases and sales;

- cash expenditures;

- borrowings;

- entry into and repayment of current and future indebtedness;

- issuance of additional units; and

- the creation, reduction or increase of reserves in any quarter.

In addition, borrowings by us and our affiliates do not constitute a breach of any duty owed by our general partner to our unitholders, including borrowings that have the purpose or effect of:

- enabling our general partner or its affiliates to receive distributions on any subordinated units held by them or the incentive distribution rights; or

- hastening the expiration of the subordination period.

In addition, our general partner may use an amount, initially equal to $75.0 million, which would not otherwise constitute operating surplus, in order to permit the payment of distributions on subordinated units and the incentive distribution rights. All of these actions may affect the amount of cash or equity distributed to our unitholders and our general partner and may facilitate the conversion of subordinated units into common units. Please read "How We Make Distributions To Our Partners."

For example, in the event we have not generated sufficient cash from our operations to pay the minimum quarterly distribution on our common units and our subordinated units, our partnership agreement permits us to borrow funds, which would enable us to make such distribution on all outstanding units. Please read "How We Make Distributions To Our Partners—Operating Surplus and Capital Surplus—Operating Surplus."

The directors and officers of Antero Investment have a fiduciary duty to make decisions in the best interests of the owners of Antero Investment, which may be contrary to our interests.

The officers and certain directors of our general partner that are also officers and directors of Antero Investment have fiduciary duties to Antero Investment that may cause them to pursue business strategies that disproportionately benefit Antero Investment or which otherwise are not in our best interests.

Our general partner is allowed to take into account the interests of parties other than us, such as Antero Investment and Antero, in exercising certain rights under our partnership agreement.

Our partnership agreement contains provisions that replace the standards to which our general partner would otherwise be held by state fiduciary duty law. For example, our partnership agreement permits our general partner to make a number of decisions in its individual capacity, as opposed to in its capacity as our general partner. This entitles our general partner to consider only the interests and

Except in limited circumstances, our general partner has the power and authority to conduct our business without unitholder approval.

Under our partnership agreement, our general partner has full power and authority to do all things, other than those items that require unitholder approval, necessary or appropriate to conduct our business including, but not limited to, the following actions:

- expending, lending, or borrowing money, assuming, guaranteeing, or otherwise contracting for, indebtedness and other liabilities, issuing evidences of indebtedness, including indebtedness that is convertible into our securities, and incurring any other obligations;

- preparing and transmitting tax, regulatory and other filings, periodic or other reports to governmental or other agencies having jurisdiction over our business or assets;

- acquiring, disposing, mortgaging, pledging, encumbering, hypothecating or exchanging our assets or merging or otherwise combining us with or into another person;

- negotiating, executing and performing contracts, conveyance or other instruments;

- distributing cash;

- selecting or dismissing employees and agents, outside attorneys, accountants, consultants and contractors and determining their compensation and other terms of employment or hiring;

- maintaining insurance for our benefit;

- forming, acquiring an interest in, and contributing property and loaning money to, any further limited partnerships, joint ventures, corporations, limited liability companies or other relationships;

- controlling all matters affecting our rights and obligations, including bringing and defending actions at law or in equity or otherwise litigating, arbitrating or mediating, and incurring legal expense and settling claims and litigation;

- indemnifying any person against liabilities and contingencies to the extent permitted by law;

- purchasing, selling or otherwise acquiring or disposing of our partnership interests, or issuing additional options, rights, warrants, appreciation rights, phantom or tracking interests relating to our partnership interests; and

- entering into agreements with any of its affiliates to render services to us or to itself in the discharge of its duties as our general partner.

Please read "The Partnership Agreement" for information regarding the voting rights of unitholders.

Common units are subject to our general partner's call right.

If at any time our general partner and its affiliates (including Antero) own more than 80% of the common units, our general partner will have the right, which it may assign to any of its affiliates or to us, but not the obligation, to acquire all, but not less than all, of the common units held by unaffiliated persons at the market price calculated in accordance with the terms of our partnership agreement. As a result, you may be required to sell your common units at an undesirable time or price and may not receive any return on your investment. You may also incur a tax liability upon a sale of your units. Our general partner is not obligated to obtain a fairness opinion regarding the value of the common units to be repurchased by it upon exercise of the call right. There is no restriction in our partnership agreement that prevents our general partner from issuing additional common units and exercising its call right. Our general partner may use its own discretion, free of fiduciary duty restrictions, in

Upon a dissolution under the last clause above, the holders of a unit majority may also elect, within specific time limitations, to continue our business on the same terms and conditions described in our partnership agreement by appointing as a successor general partner an entity approved by the holders of units representing a unit majority, subject to our receipt of an opinion of counsel to the effect that:

- the action would not result in the loss of limited liability under Delaware law of any limited partner; and

- neither our partnership nor any of our subsidiaries would be treated as an association taxable as a corporation or otherwise be taxable as an entity for federal income tax purposes upon the exercise of that right to continue (to the extent not already so treated or taxed).

Liquidation and Distribution of Proceeds

Upon our dissolution, unless our business is continued, the liquidator authorized to wind up our affairs will, acting with all of the powers of our general partner that are necessary or appropriate, liquidate our assets and apply the proceeds of the liquidation as described in "How We Make Distributions To Our Partners—Distributions of Cash Upon Liquidation." The liquidator may defer liquidation or distribution of our assets for a reasonable period of time or distribute assets to partners in kind if it determines that a sale would be impractical or would cause undue loss to our partners.

Withdrawal or Removal of Our General Partner

Our general partner may withdraw as general partner in compliance with our partnership agreement after giving 90 days' written notice to our unitholders.

Upon withdrawal of our general partner under any circumstances, other than as a result of a transfer by our general partner of all or a part of its general partner interest in us, the holders of a unit majority may select a successor to that withdrawing general partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability and tax matters cannot be obtained, we will be dissolved, wound up and liquidated, unless within a specified period after that withdrawal the holders of a unit majority agree in writing to continue our business and to appoint a successor general partner. Please read "—Dissolution."

Our general partner may not be removed unless that removal is for cause and is approved by the vote of the holders of not less than 66⅔% of the outstanding units, voting together as a single class, including units held by our general partner and its affiliates, and we receive an opinion of counsel regarding limited liability and tax matters. Any removal of our general partner is also subject to the approval of a successor general partner by the vote of the holders of a majority of the outstanding common units, voting as a class, and the outstanding subordinated units, voting as a class. The ownership of more than 33⅓% of the outstanding units by our general partner and its affiliates gives them the ability to prevent our general partner's removal. At the closing of this offering, an affiliate of our general partner will own approximately 72.8% of our outstanding limited partner units, including all of our subordinated units.

In the event of the removal of our general partner or withdrawal of our general partner where that withdrawal violates our partnership agreement, a successor general partner will have the option to purchase the general partner interest and incentive distribution rights of the departing general partner and its affiliates for a cash payment equal to the fair market value of those interests. Under all other circumstances where our general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partner interest and the incentive distribution rights of the departing general partner and its affiliates for fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached, an independent investment banking firm or

Until a subordinated unit or incentive distribution right has been transferred on our books, we and the transfer agent may treat the record holder of the unit or right as the absolute owner for all purposes, except as otherwise required by law.

Change of Management Provisions

Our partnership agreement contains specific provisions that are intended to discourage a person or group from attempting to remove Antero Resources Midstream Management LLC as our general partner or from otherwise changing our management. Please read "—Withdrawal or Removal of Our General Partner" for a discussion of certain consequences of the removal of our general partner. If any person or group, other than our general partner and its affiliates, acquires beneficial ownership of 20% or more of any class of units, that person or group loses voting rights on all of its units. This loss of voting rights does not apply to any person or group that acquires the units from our general partner or its affiliates or any transferees of that person or group who are notified by our general partner that they will not lose their voting rights or to any person or group who acquires the units with the prior approval of the board of directors of our general partner. Please read "—Meetings; Voting."

Limited Call Right

If at any time our general partner and its affiliates (including Antero) own more than 80% of the then-issued and outstanding limited partner interests of any class, our general partner will have the right, which it may assign in whole or in part to any of its affiliates or to us, to acquire all, but not less than all, of the limited partner interests of the class held by unaffiliated persons, as of a record date to be selected by our general partner, on at least 10, but not more than 60, days' notice.

The purchase price in the event of this purchase is the greater of:

- the highest price paid by our general partner or any of its affiliates for any limited partner interests of the class purchased within the 90 days preceding the date on which our general partner first mails notice of its election to purchase those limited partner interests; and

- the average of the daily closing prices of the partnership securities of such class over the 20 trading days preceding the date that is three days before the date the notice is mailed.

As a result of our general partner's right to purchase outstanding limited partner interests, a holder of limited partner interests may have his limited partner interests purchased at an undesirable time or at a price that may be lower than market prices at various times prior to such purchase or lower than a unitholder may anticipate the market price to be in the future. The tax consequences to a unitholder of the exercise of this call right are the same as a sale by that unitholder of his common units in the market. Please read "Material U.S. Federal Income Tax Consequences—Disposition of Units."

Non-Taxpaying Holders; Redemption

To avoid any adverse effect on the maximum applicable rates chargeable to customers by us or any of our future subsidiaries, or in order to reverse an adverse determination that has occurred regarding such maximum rate, our partnership agreement provides our general partner the power to amend our partnership agreement. If our general partner, with the advice of counsel, determines that our not being treated as an association taxable as a corporation or otherwise taxable as an entity for federal income tax purposes, coupled with the tax status (or lack of proof thereof) of one or more of our limited partners (or their owners, to the extent relevant), has, or is reasonably likely to have, a material adverse effect on the maximum applicable rates chargeable to customers by us or our subsidiaries, then

UNITS ELIGIBLE FOR FUTURE SALE

After the sale of the common units offered by this prospectus, Antero will hold an aggregate of 31,353,134 common units and 68,853,134 subordinated units. All of the subordinated units will convert into common units at the end of the subordination period and some may convert earlier. The sale of these common and subordinated units could have an adverse impact on the price of the common units or on any trading market that may develop.

Our common units sold in this offering will generally be freely transferable without restriction or further registration under the Securities Act, except that any common units held by an "affiliate" of ours may not be resold publicly except in compliance with the registration requirements of the Securities Act or under an exemption under Rule 144 or otherwise. Rule 144 permits common units acquired by an affiliate of ours to be sold into the market in an amount that does not exceed, during any three-month period, the greater of:

- 1% of the total number of the common units outstanding; or

- the average weekly reported trading volume of our common units for the four weeks prior to the sale.

Sales under Rule 144 are also subject to specific manner of sale provisions, holding period requirements, notice requirements and the availability of current public information about us. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least six months, would be entitled to sell those common units under Rule 144, subject only to the current public information requirement. A person who is not deemed to have been an affiliate of ours at any time during the three months preceding a sale, and who has beneficially owned our common units for at least one year, would be entitled to sell those common units under Rule 144 without regard to the other provisions.

Our partnership agreement provides that we may issue an unlimited number of limited partner interests of any type and at any time without a vote of the unitholders. Any issuance of additional common units or other limited partner interests would result in a corresponding decrease in the proportionate ownership interest in us represented by, and could adversely affect the cash distributions to and market price of, common units then outstanding. Please read "The Partnership Agreement— Issuance of Additional Interests."

Under our partnership agreement, our general partner and its affiliates will have the right to cause us to register under the Securities Act and applicable state securities laws the offer and sale of any units that they hold. Subject to the terms and conditions of the partnership agreement, these registration rights allow our general partner and its affiliates or their assignees holding any units to require registration of any of these units and to include any of these units in a registration by us of other units, including units offered by us or by any unitholder. Our general partner and its affiliates will continue to have these registration rights for two years following its withdrawal or removal as our general partner. In connection with any registration of this kind, we will indemnify each unitholder participating in the registration and its officers, directors and controlling persons from and against any liabilities under the Securities Act or any applicable state securities laws arising from the registration statement or prospectus. We will bear all costs and expenses incidental to any registration, excluding any underwriting discount. Except as described below, our general partner and its affiliates may sell their units in private transactions at any time, subject to compliance with applicable laws.

In addition, we will enter into a registration rights agreement with Antero pursuant to which we may be required to register the sale of the (i) common units issued (or issuable) to Antero pursuant to the contribution agreement, (ii) subordinated units and (iii) common units issuable upon conversion of subordinated units pursuant to the terms of the partnership agreement (together, the "Registrable Securities") it holds. Under the registration rights agreement, Antero will have the right to request that deduction in computing its federal income tax liability as if the unitholder had earned such income directly, even if we make no cash distributions to the unitholder.

Section 7704 of the Code generally provides that publicly-traded partnerships will be treated as corporations for federal income tax purposes. However, if 90% or more of a partnership's gross income for every taxable year it is publicly-traded consists of "qualifying income," the partnership may continue to be treated as a partnership for federal income tax purposes (the "Qualifying Income Exception"). Qualifying income includes income and gains derived from the transportation, storage, processing and marketing of certain natural resources, including crude oil, natural gas and products thereof, as well as other types of income such as interest (other than from a financial business), dividends, gains from the sale of real property and gains from the sale or other disposition of capital assets held for the production of income that otherwise constitutes qualifying income. We estimate that less than 2% of our current gross income is not qualifying income; however, this estimate could change from time to time.

Based upon factual representations made by us and our general partner, Vinson & Elkins L.L.P. is of the opinion that we will be treated as a partnership and each of our limited liability company subsidiaries will be disregarded as an entity separate from us for federal income tax purposes. The representations made by us and our general partner upon which Vinson & Elkins L.L.P. has relied in rendering its opinion include, without limitation:

(a) Neither we nor any of our limited liability company subsidiaries has elected or will elect to be treated as a corporation for federal income tax purposes; and

(b) For each taxable year since and including the year of our initial public offering, more than 90% of our gross income has been and will be income of a character that Vinson & Elkins L.L.P. has opined is "qualifying income" within the meaning of Section 7704(d) of the Code.

We believe that these representations are true and will be true in the future.

If we fail to meet the Qualifying Income Exception, other than a failure that is determined by the IRS to be inadvertent and that is cured within a reasonable time after discovery (in which case the IRS may also require us to make adjustments with respect to our unitholders or pay other amounts), we will be treated as transferring all of our assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which we fail to meet the Qualifying Income Exception, in return for stock in that corporation and then as distributing that stock to our unitholders in liquidation. This deemed contribution and liquidation should not result in the recognition of taxable income by our unitholders or us so long as our liabilities do not exceed the tax basis of our assets. Thereafter, we would be treated as an association taxable as a corporation for federal income tax purposes.

The present federal income tax treatment of publicly traded partnerships, including us, or an investment in our common units may be modified by administrative or legislative action or judicial interpretation at any time. For example, from time to time, members of the U.S. Congress propose and consider substantive changes to the existing federal income tax laws that affect publicly traded partnerships. One such legislative proposal would have eliminated the Qualifying Income Exception upon which we rely for our treatment as a partnership for U.S. federal income tax purposes. We are unable to predict whether any such changes will ultimately be enacted. However, it is possible that a change in law could affect us and may be applied retroactively. Any such changes could negatively impact the value of an investment in our units.

If for any reason we are taxable as a corporation in any taxable year, our items of income, gain, loss and deduction would be taken into account by us in determining the amount of our liability for federal income tax, rather than being passed through to our unitholders. Our taxation as a corporation would materially reduce the cash available for distribution to unitholders and thus would likely substantially reduce the value of our units. Any distribution made to a unitholder at a time we are treated as a corporation would be (i) a taxable dividend to the extent of our current or accumulated earnings and profits, then (ii) a nontaxable return of capital to the extent of the unitholder's tax basis in its units, and thereafter (iii) taxable capital gain.

The remainder of this discussion is based on the opinion of Vinson & Elkins L.L.P. that we will be treated as a partnership for federal income tax purposes.

Tax Consequences of Unit Ownership

Limited Partner Status

Unitholders who are admitted as limited partners of the partnership, as well as unitholders whose units are held in street name or by a nominee and who have the right to direct the nominee in the exercise of all substantive rights attendant to the ownership of units, will be treated as partners of the partnership for federal income tax purposes. For a discussion related to the risks of losing partner status as a result of securities loans, please read "—Tax Consequences of Unit Ownership—Treatment of Securities Loans." Unitholders who are not treated as partners in us as described above are urged to consult their own tax advisors with respect to the tax consequences applicable to them under their particular circumstances.

Flow-Through of Taxable Income

Subject to the discussion below under "—Entity-Level Collections of Unitholder Taxes" with respect to payments we may be required to make on behalf of our unitholders, we will not pay any federal income tax. Rather, each unitholder will be required to report on its federal income tax return each year its share of our income, gains, losses and deductions for our taxable year or years ending with or within its taxable year. Consequently, we may allocate income to a unitholder even if that unitholder has not received a cash distribution.

Basis of Units

A unitholder's tax basis in its units initially will be the amount paid for those units increased by the unitholder's initial allocable share of our nonrecourse liabilities. That basis generally will be (i) increased by the unitholder's share of our income and any increases in such unitholder's share of our nonrecourse liabilities, and (ii) decreased, but not below zero, by the amount of all distributions to the unitholder, the unitholder's share of our losses, and any decreases in the unitholder's share of our nonrecourse liabilities and its share of our expenditures that are neither deductible nor required to be capitalized. The IRS has ruled that a partner who acquires interests in a partnership in separate transactions must combine those interests and maintain a single adjusted tax basis for all of those interests.

Ratio of Taxable Income to Distributions

We estimate that a purchaser of units in this offering who owns those units from the date of closing of this offering through the record date for distributions for the period ending December 31, 2017, will be allocated, on a cumulative basis, an amount of federal taxable income that will be 20% or less of the cash distributed on those units with respect to that period. These estimates are based upon the assumption that earnings from operations will approximate the amount required to make the minimum quarterly distribution on all units and other assumptions with respect to capital expenditures, cash flow, net working capital and anticipated cash distributions. These estimates and assumptions are subject to, among other things, numerous business, economic, regulatory, legislative, competitive and political uncertainties beyond our control. Further, the estimates are based on current tax law and tax reporting positions that we will adopt and which could be changed or with which the IRS could

UNDERWRITING

Barclays Capital Inc., Citigroup Global Markets Inc. and Wells Fargo Securities, LLC are acting as the representatives of the underwriters and the joint book-running managers of this offering. Under the terms of an underwriting agreement, which will be filed as an exhibit to the registration statement of which this prospectus forms a part, each of the underwriters named below has severally agreed to purchase from us the respective number of common units shown opposite its name below:

Underwriters	Number of Common Units
Barclays Capital Inc.	
Citigroup Global Markets Inc.	
Wells Fargo Securities, LLC	
Total	37,500,000

The underwriting agreement provides that the underwriters' obligation to purchase common units depends on the satisfaction of the conditions contained in the underwriting agreement, including:

- the obligation to purchase all of the common units offered hereby (other than those common units covered by their option to purchase additional common units as described below) if any of the common units are purchased;

- the representations and warranties made by us to the underwriters are true;

- there is no material change in our business or the financial markets; and

- we deliver customary closing documents to the underwriters.

Commissions and Expenses

The following table summarizes the underwriting discounts and commissions we will pay to the underwriters. These amounts are shown assuming both no exercise and full exercise of the underwriters' option to purchase additional common units. The underwriting fee is the difference between the initial price to the public and the amount the underwriters pay to us for the common units.

	No Exercise	Full Exercise
Per common unit	$	$
Total	$	$

In addition, we will pay an aggregate structuring fee of   % of the gross proceeds from this offering to Barclays Capital Inc. and Citigroup Global Markets Inc. for evaluation, analysis and structuring of this offering.

The representatives of the underwriters have advised us that the underwriters propose to offer the common units directly to the public at the public offering price on the cover of this prospectus and to selected dealers, which may include the underwriters, at such offering price less a selling concession not in excess of $ per common unit. After this offering, the representatives may change the offering price and other selling terms. Sales of common units made outside of the United States may be made by affiliates of the underwriters. The offering of the common units by the underwriters is subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part.

The expenses of this offering that are payable by us are estimated to be approximately $3.5 million (excluding underwriting discounts and commissions).

Option to Purchase Additional Common Units

We have granted the underwriters an option exercisable for 30 days after the date of this prospectus, to purchase, from time to time, in whole or in part, up to an aggregate of 5,625,000 additional common units at the public offering price less underwriting discounts and commissions. This option may be exercised if the underwriters sell more than 37,500,000 common units in connection with this offering. To the extent that this option is exercised, each underwriter will be obligated, subject to certain conditions, to purchase its pro rata portion of these additional common units based on the underwriter's percentage underwriting commitment in this offering as indicated in the table at the beginning of this "Underwriting" section.

If and to the extent the underwriters exercise their option to purchase additional common units, we intend to use the net proceeds resulting from any issuance of common units upon such exercise to acquire an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us.

Lock-Up Agreements

We, Antero, our general partner, and the directors and executive officers of our general partner have agreed that, for a period of 180 days after the date of this prospectus, we and they will not directly or indirectly, without the prior written consent of Barclays Capital Inc., (1) offer for sale, sell, pledge or otherwise dispose of (or enter into any transaction or device that is designed to, or could be expected to, result in the disposition by any person at any time in the future of) any common units (including, without limitation, common units that may be deemed to be beneficially owned by us or them in accordance with the rules and regulations of the SEC and common units that may be issued upon exercise of any options or warrants) or securities convertible into or exercisable or exchangeable for common units (other than common units issued pursuant to employee benefit plans, qualified unit option plans or other employee compensation plans existing on the date of this prospectus), or sell or grant options, rights or warrants with respect to any common units or securities convertible into or exercisable or exchangeable for common units, (2) enter into any swap or other derivatives transaction that transfers to another, in whole or in part, any of the economic benefits or risks of ownership of common units, whether any such transaction described in clause (1) or clause (2) above is to be settled by delivery of common units or other securities, in cash or otherwise, (3) make any demand for or exercise any right or file or cause to be filed a registration statement, including any amendments thereto, with respect to the registration of any common units or securities convertible into or exercisable or exchangeable for common units or any of our other securities (other than any registration statement on Form S-8), or (4) publicly disclose the intention to do any of the foregoing.

Barclays Capital Inc., in its sole discretion, may release the common units and other securities subject to the lock-up agreements described above in whole or in part at any time with or without notice. When determining whether or not to release the common units and other securities from lock-up agreements, Barclays Capital Inc. will consider, among other factors, the holder's reasons for requesting the release, the number of common units and other securities for which the release is being requested and market conditions at the time. Barclays Capital Inc. does not have any present intention, agreement or understanding, implied or explicit, to release any of the securities subject to the lock-up agreements prior to the expiration of the lock-up period described above.

As described below under "—Directed Unit Program," any participants in the directed unit program shall be subject to a 180-day lock up with respect to any common units sold to them pursuant to that program. This lock up will have similar restrictions as the lock-up agreement described above. Any common units sold in the directed unit program to our directors or officers shall be subject to the lock-up agreement described above.

Offering Price Determination

Prior to this offering, there has been no public market for our common units. The initial public offering price will be negotiated between the representatives and us. In determining the initial public offering price of our common units, the representatives will consider:

- the history and prospects for the industry in which we compete;

- our financial information;

- the ability of our management and our business potential and earning prospects;

- the prevailing securities markets at the time of this offering; and

- the recent market prices of, and the demand for, publicly traded common units of generally comparable companies.

Indemnification

We have agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act and liabilities incurred in connection with the directed unit program referred to below, and to contribute to payments that the underwriters may be required to make for these liabilities.

Directed Unit Program

At our request, the underwriters have reserved for sale at the initial public offering price up to 5% of the common units offered hereby for officers, directors, employees and certain other persons associated with us. The number of common units available for sale to the general public will be reduced to the extent such persons purchase such reserved common units. Any reserved common units not so purchased will be offered by the underwriters to the general public on the same basis as the other common units offered hereby. Any participants in this program will be prohibited from selling, pledging or assigning any common units sold to them pursuant to this program for a period of 180 days after the date of this prospectus.

Stabilization, Short Positions and Penalty Bids

The representatives may engage in stabilizing transactions, short sales and purchases to cover positions created by short sales, and penalty bids or purchases for the purpose of pegging, fixing or maintaining the price of the common units, in accordance with Regulation M under the Exchange Act.

- Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

- A short position involves a sale by the underwriters of common units in excess of the number of common units the underwriters are obligated to purchase in this offering, which creates the syndicate short position. This short position may be either a covered short position or a naked short position. In a covered short position, the number of common units involved in the sales made by the underwriters in excess of the number of common units they are obligated to purchase is not greater than the number of common units that they may purchase by exercising their option to purchase additional common units. In a naked short position, the number of common units involved is greater than the number of common units in their option to purchase additional common units. The underwriters may close out any short position by either exercising their option to purchase additional common units and/or purchasing common units in the open market. In determining the source of common units to close out the short position, the underwriters will consider, among other things, the price of common units available for purchase

INTRODUCTION

Set forth below are the unaudited pro forma balance sheet of Antero Midstream Partners LP ("we," "us," "our" or the "Partnership") as of June 30, 2014 and the unaudited pro forma statements of operations of the Partnership for the year ended December 31, 2013 and the six months ended June 30, 2014. The pro forma financial data of the Partnership have been derived by adjusting the historical financial statements of Antero Resources Corporation's ("Antero") gathering systems and compressor stations, as our accounting predecessor (our "Predecessor"). At the time of the contribution to us in connection with the closing of this offering, that midstream business and the related assets will be owned by Antero Midstream LLC ("Midstream Operating"). We have recorded the contribution of Midstream Operating, at historical cost, as the contribution will be considered a reorganization of entities under common control.

The historical financial statements of our Predecessor are set forth elsewhere in this prospectus, and the pro forma financial data of the Partnership should be read in conjunction with, and are qualified in their entirety by reference to, such historical financial statements and the related notes contained herein. The pro forma adjustments are based on currently available information and certain estimates and assumptions, and actual results may differ from the pro forma adjustments. However, management believes that these estimates and assumptions provide a reasonable basis for presenting the significant effects of the contemplated transactions and that the pro forma adjustments are factually supportable and give appropriate effect to those estimates and assumptions and are properly applied in the pro forma financial data.

The pro forma adjustments have been prepared as if the transactions to be effected at the closing of the offering had taken place on June 30, 2014, in the case of the pro forma balance sheet. The pro forma statements of operations for the year ended December 31, 2013 and the six months ended June 30, 2014 have been prepared as if the transactions to be effected at closing of the offering had taken place on January 1, 2013 and the parent net investments to fund capital expenditures had not been made. The pro forma financial data have been prepared on the assumption that we will be treated as a partnership for United States federal income tax purposes.

The unaudited pro forma financial data gives pro forma effect to the matters described in the notes hereto, including:

- the contribution to us of Midstream Operating;

- our conversion from a limited liability company to a limited partnership and the associated issuances of:

    - 31,353,134 common units to Antero;

    - 68,853,134 subordinated units to Antero; and

    - a non-economic general partner interest in us and our incentive distribution rights to Antero Resources Midstream Management LLC, our general partner;

- our entry into a new $1.0 billion revolving credit facility;

- the issuance and sale of 37,500,000 common units to the public in this offering at an assumed initial public offering price of $20.00 per unit; and

- the application of the $705.3 million in net proceeds from this offering as described in "Use of Proceeds."

For the purposes of the unaudited pro forma financial statements, we have assumed that the underwriters' option to purchase additional common units is not exercised. The unaudited pro forma

ANTERO MIDSTREAM PARTNERS LP

UNAUDITED PRO FORMA STATEMENT OF OPERATIONS

Six Months Ended June 30, 2014

	Predecessor Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except for per unit amounts)			
Revenue—affiliate	$28,696	$ —		$ 28,696
Operating expenses:				
Direct operating	2,602	—		2,602
General and administrative (including $3,803 of stock compensation)	10,091	—		10,091
Depreciation	14,764	—		14,764
Total operating expenses	27,457	—		27,457
Operating income	1,239	—		1,239
Interest expense	1,200	7,745	(a)	8,945
Net income (loss)	$ 39	$(7,745)		$ (7,706)
Limited partner's interest in net income attributable Antero Midstream Partners LP				
Common units				$ (3,853)
Subordinated units				$ (3,853)
Net income per limited partner unit				
Common units				$ (0.06)
Subordinated units				$ (0.06)
Weighted average number of limited partner units outstanding (basic and diluted)				
Common units				68,853,134
Subordinated units				68,853,134

See notes accompanying the unaudited pro forma financial statements.

ANTERO MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA STATEMENT OF OPERATIONS
Year Ended December 31, 2013

	Predecessor Historical	Pro Forma Adjustments		Pro Forma
	(in thousands, except for per unit amounts)			
Revenue—affiliate	22,363	—		22,363
Operating expenses:				
Direct operating	2,079	—		2,079
General and administrative (including $24,349 of stock compensation)	23,124	—		23,124
Depreciation	11,346	—		11,346
Total operating expenses	36,549	—		36,549
Operating income	(14,186)	—		(14,186)
Interest expense	146	10,429		10,575
Net income (loss)	$(14,332)	$(10,429)	(a)	$ (24,761)
Limited partner's interest in net loss attributable Antero Midstream Partners LP				
Common units				$ (12,381)
Subordinated units				$ (12,381)
Net loss per limited partner unit				
Common units				$ (0.18)
Subordinated units				$ (0.18)
Weighted average number of limited partner units outstanding (basic and diluted)				
Common units				68,853,134
Subordinated units				68,853,134

See notes accompanying the unaudited pro forma financial statements.

ANTERO MIDSTREAM PARTNERS LP
UNAUDITED PRO FORMA BALANCE SHEET
As of June 30, 2014

	Predecessor Historical	Pro Forma Adjustments		Pro Forma
		(in thousands)		
Current assets:				
Cash and cash equivalents	$ —	$ 750,000	(b)	$ 250,000
		(44,750)	(c)	
		(225,326)	(e)	
		(1,000)	(f)	
		(228,924)	(g)	
Accounts receivable—affiliate	6,246	—		6,246
Prepaid	39	—		39
Total current assets............................	6,285	250,000		256,285
Property and equipment:				
Gathering and compressions systems	873,344	—		873,344
Less accumulated depreciation	(29,088)	—		(29,088)
Property and equipment, net	844,256	—		844,256
Deferred financing costs	—	1,000	(f)	1,000
Other assets	47,730	—		47,730
Total assets	$898,271	$ 251,000		$1,149,271
Current liabilities:				
Accounts payable................................	$ 14,596	$ —		$ 14,596
Accrued capital expenditures	52,679	—		52,679
Accrued liabilities	924	—		924
Capital leases—short-term	1,029	—		1,029
Total current liabilities	69,228	—		69,228
Long-term liabilities:				
Long-term debt	228,924	(228,924)	(g)	—
Capital leases—long-term	4,650	—		4,650
Total liabilities	302,802	(228,924)		73,878
Parent net investment	595,469	(225,326)	(e)	
Common units	—	750,000	(b)	821,063
		(44,750)	(c)	
		115,813	(d)	
		(370,143)	(d)	
Subordinated units	—	254,330	(d)	254,330
General partner units	—	—		—
Total equity/partners' capital	595,469	479,924		1,075,393
Total liabilities and owners' equity	$898,271	$ 251,000		$1,149,271

See notes accompanying the unaudited pro forma financial statements.

ANTERO MIDSTREAM PARTNERS LP
NOTES TO UNAUDITED PRO FORMA FINANCIAL STATEMENTS

1. Basis of Presentation, Other Transactions and the Offering

The unaudited pro forma statements of operations of the Partnership for the year ended December 31, 2013 and the six months ended June 30, 2014 and the unaudited pro forma balance sheet as of June 30, 2014 are based upon the historical financial statements of the Predecessor.

In connection with the contribution of Midstream Operating to it at the completion of this offering, Antero Resources Midstream LLC will be converted into a limited partnership (i.e., the Partnership). The Partnership also anticipates incurring incremental general and administrative expense of approximately $2.5 million per year as a result of being a publicly traded partnership, including expenses associated with annual, quarterly and current reporting; tax return and Schedule K-1 preparation and distribution expenses; Sarbanes-Oxley compliance expenses; expenses associated with listing on the New York Stock Exchange; independent auditor fees; investor relations expenses; and registrar and transfer agent fees. The unaudited pro forma financial statements do not reflect these additional public company costs.

2. Pro forma Adjustments

The following adjustments for the Partnership have been prepared as if the Partnership's initial public offering and related transactions had taken place at January 1, 2013 in the case of the pro forma statement of operations and on June 30, 2014 in the case of the pro forma balance sheet.

    (a) Reflects the estimated amortization of the deferred finance costs related to the new revolving credit facility, estimated interest expense related to borrowings under the revolving credit facility and estimated fees on the unused portion of the revolving credit facility assuming that the parent did not make net investments to fund capital expenditures. Pro forma interest expense is calculated quarterly, based on the average accumulated capital expenditures. The interest rate is generally LIBOR plus a spread ranging from 1.5% to 2.25%, depending on the Consolidated Total Leverage Ratio. As a result, we used a rate of 2.50% to calculate pro forma interest. The commitment fee rate is generally 0.25% to 0.375%, depending on the Consolidated Total Leverage Ratio. We used an estimated rate of 0.375% to calculate pro forma commitment fees.

    (b) Reflects the assumed gross offering proceeds to the Partnership of $750 million from the issuance and sale of 37,500,000 common units to the public at an assumed initial public offering price of $20.00 per unit. If the underwriters were to exercise their option to purchase additional common units in full, gross proceeds to the Partnership would be $862.5 million. The Partnership will use the proceeds from the sale of additional common units purchased by the underwriters pursuant to their option to redeem an equivalent number of common units from Antero, which common units would be cancelled, to reimburse Antero for capital expenditures incurred in connection with the Predecessor prior to Midstream Operating being contributed to us. The Partnership will retain $250.0 million of the net proceeds of the offering.

    (c) Reflects the estimated payment of underwriting discounts, structuring fees, estimated offering expenses, legal services, transaction consulting services, auditor fees, filing and printing fees, and exchange listing fees of $44.8 million, all of which will be allocated to public common units.

2. Pro forma Adjustments (Continued)

(d) Reflects the conversion of adjusted parent net investment of $370.1 million to common, subordinated and general partner interest in the Partnership in connection with our conversion from a limited liability company to a limited partnership and the associated issuances of:

- 31,353,134 common units to Antero;

- 68,853,134 subordinated units to Antero; and

- a non-economic general partner interest in us and our incentive distribution rights to Antero Resources Midstream Management LLC, our general partner.

Because the general partner interest is non-economic, the amount of the adjustment is split between the common units and subordinated units on a pro rata basis.

(e) Reflects a cash distribution to Antero of $225.3 million, which will be used to reimburse Antero for certain capital expenditures it incurred with respect to our Predecessor.

(f) Reflects the payment of financing costs from the offering proceeds, related to the new revolving credit facility. These costs are deferred and amortized over the term of the credit agreement.

(g) Reflects a portion of the offering proceeds used to repay the outstanding balance under the midstream credit facility of $228.9 million.

3. Pro Forma Net Income Per Limited Partner Unit

Pro forma net income per limited partner unit is determined by dividing the pro forma net income that would have been allocated, in accordance with the net income and loss allocation provisions of the partnership agreement, to the common and subordinated units expected to be outstanding at the closing of the offering.

Pro forma Partnership earnings per unit was calculated using common and subordinated units. The common and subordinated units represented an aggregate 100% limited partner interest in Antero Midstream Partners LP. All units were assumed to have been outstanding since January 1, 2013.

We compute earnings per unit using the two-class method. The two-class method requires that securities that meet the definition of a participating security be considered for inclusion in the computation of basic earnings per unit. Under the two-class method, earnings per unit is calculated as if all of the earnings for the period were distributed under the terms of the partnership agreement, regardless of whether the general partner has discretion over the amount of distributions to be made in any particular period, whether those earnings would actually be distributed during a particular period from an economic or practical perspective, or whether the general partner has other legal or contractual limitations on its ability to pay distributions that would prevent it from distributing all of the earnings for a particular period.

The two-class method does not impact our overall net income or other financial results; however, in periods in which aggregate net income exceeds our aggregate distributions for such period, it will have the impact of reducing net income per limited partner unit. This result occurs as a larger portion of our aggregate earnings, as if distributed, is allocated to the incentive distribution rights of the general partner, even though we make distributions on the basis of available cash and not earnings. In if the General Partner determines that a value for the Common Unit other than such Closing Price more accurately reflects the Event Issue Value, the value determined by the General Partner.

"*Event of Withdrawal*" is defined in Section 11.1(a).

"*Excess Additional Book Basis*" is defined in the definition of Additional Book Basis Derivative Items.

"*Excess Distribution*" is defined in Section 6.1(d)(iii)(A).

"*Excess Distribution Unit*" is defined in Section 6.1(d)(iii)(A).

"*Expansion Capital Expenditures*" means cash expenditures (including transaction expenses) for Capital Improvements, and shall not include Maintenance Capital Expenditures or Investment Capital Expenditures. Expansion Capital Expenditures shall include interest payments (including periodic net payments under related interest rate swap agreements) and related fees on Construction Debt and paid in respect of the Construction Period. Where cash expenditures are made in part for Expansion Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each.

"*Final Subordinated Units*" is defined in Section 6.1(d)(x)(A).

"*First Liquidation Target Amount*" is defined in Section 6.1(c)(i)(D).

"*First Target Distribution*" means $0.215625 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Fully Diluted Weighted Average Basis*" means, when calculating the number of Outstanding Units for any period, the sum of (1) the weighted average number of Outstanding Units during such period plus (2) all Partnership Interests and Derivative Instruments (a) that are convertible into or exercisable or exchangeable for Units or for which Units are issuable, each case that are senior to or pari passu with the Subordinated Units, (b) whose conversion, exercise or exchange price is less than the Current Market Price on the date of such calculation, (c) that may be converted into or exercised or exchanged for such Units prior to or during the Quarter immediately following the end of the period for which the calculation is being made without the satisfaction of any contingency beyond the control of the holder other than the payment of consideration and the compliance with administrative mechanics applicable to such conversion, exercise or exchange and (d) that were not converted into or exercised or exchanged for such Units during the period for which the calculation is being made; *provided*, *however*, that for purposes of determining the number of Outstanding Units on a Fully Diluted Weighted Average Basis when calculating whether the Subordination Period has ended or the Subordinated Units are entitled to convert into Common Units pursuant to Section 5.6, such Partnership Interests and Derivative Instruments shall be deemed to have been Outstanding Units only for the four Quarters that comprise the last four Quarters of the measurement period; *provided*, *further*, that if consideration will be paid to any Group Member in connection with such conversion, exercise or exchange, the number of Units to be included in such calculation shall be that number equal to the difference between (i) the number of Units issuable upon such conversion, exercise or exchange and (ii) the number of Units that such consideration would purchase at the Current Market Price.

"*General Partner*" means Antero Resources Midstream Management LLC, a Delaware limited liability company, and its successors and permitted assigns that are admitted to the Partnership as general partner of the Partnership, in their capacities as general partner of the Partnership (except as the context otherwise requires).

Partnership Interests or a combination thereof or interest therein, and includes any and all benefits to which such Limited Partner is entitled as provided in this Agreement, together with all obligations of such Limited Partner hereunder.

"*Liquidation Date*" means (a) in the case of an event giving rise to the dissolution of the Partnership of the type described in clauses (a) and (b) of the first sentence of Section 12.2, the date on which the applicable time period during which the holders of Outstanding Units have the right to elect to continue the business of the Partnership has expired without such an election being made, and (b) in the case of any other event giving rise to the dissolution of the Partnership, the date on which such event occurs.

"*Liquidator*" means one or more Persons selected by the General Partner to perform the functions described in Section 12.4 as liquidating trustee of the Partnership within the meaning of the Delaware Act.

"*LTIP*" means benefit plans, programs and practices adopted by the General Partner pursuant to Section 7.5(c).

"*Maintenance Capital Expenditures*" means cash expenditures (including expenditures for construction or development of new, or the replacement, improvement or expansion of existing, capital assets owned by any Group Member) made to maintain the long-term operating capacity or operating income of the Partnership Group.

"*Merger Agreement*" is defined in Section 14.1.

"*Minimum Quarterly Distribution*" means $0.1875 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*National Securities Exchange*" means an exchange registered with the Commission under Section 6(a) of the Securities Exchange Act (or any successor to such Section) and any other securities exchange (whether or not registered with the Commission under Section 6(a) (or successor to such Section) of the Securities Exchange Act) that the General Partner shall designate as a National Securities Exchange for purposes of this Agreement.

"*Net Agreed Value*" means, (a) in the case of any Contributed Property, the Agreed Value of such property reduced by any Liabilities either assumed by the Partnership upon such contribution or to which such property is subject when contributed and (b) in the case of any property distributed to a Partner by the Partnership, the Partnership's Carrying Value of such property (as adjusted pursuant to Section 5.4(d)(ii)) at the time such property is distributed, reduced by any Liabilities either assumed by such Partner upon such distribution or to which such property is subject at the time of distribution.

"*Net Income*" means, for any taxable period, the excess, if any, of the Partnership's items of income and gain (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period. The items included in the calculation of Net Income shall be determined in accordance with Section 5.4 but shall not include any items specially allocated under Section 6.1(d); *provided*, that the determination of the items that have been specially allocated under Section 6.1(d) shall be made without regard to any reversal of such items under Section 6.1(d)(xii).

"*Net Loss*" means, for any taxable period, the excess, if any, of the Partnership's items of loss and deduction (other than those items taken into account in the computation of Net Termination Gain or Net Termination Loss) for such taxable period over the Partnership's items of income and gain (other

(b)   payments (including prepayments and prepayment penalties and the purchase price of indebtedness that is repurchased and cancelled) of principal of and premium on indebtedness other than Working Capital Borrowings shall not constitute Operating Expenditures;

(c)   Operating Expenditures shall not include (i) Expansion Capital Expenditures, (ii) Investment Capital Expenditures, (iii) payment of transaction expenses (including taxes) relating to Interim Capital Transactions, (iv) distributions to Partners, or (v) repurchases of Partnership Interests, other than repurchases of Partnership Interests to satisfy obligations under employee benefit plans, or reimbursements of expenses of the General Partner for such purchases. Where cash expenditures are made in part for Maintenance Capital Expenditures and in part for other purposes, the General Partner shall determine the allocation between the amounts paid for each; and

(d)   (i) payments made in connection with the initial purchase of any Hedge Contract shall be amortized over the life of such Hedge Contract and (ii) payments made in connection with the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled term of such Hedge Contract had it not been so terminated.

"*Operating Surplus*" means, with respect to any period ending prior to the Liquidation Date, on a cumulative basis and without duplication,

(a)   the sum of (i) $75.0 million, (ii) all cash receipts of the Partnership Group (or the Partnership's proportionate share of cash receipts in the case of Subsidiaries that are not wholly owned) for the period beginning on the Closing Date and ending on the last day of such period, but excluding cash receipts from Interim Capital Transactions and provided that cash receipts from the termination of any Hedge Contract prior to its stipulated settlement or termination date shall be included in equal quarterly installments over what would have been the remaining scheduled life of such Hedge Contract had it not been so terminated, and (iii) the amount of cash distributions paid in respect of Construction Equity (and incremental Incentive Distributions in respect thereof) and paid in respect of the Construction Period, less

(b)   the sum of (i) Operating Expenditures for the period beginning on the Closing Date and ending on the last day of such period; (ii) the amount of cash reserves established by the General Partner (or the Partnership's proportionate share of cash reserves in the case of Subsidiaries that are not wholly owned) to provide funds for future Operating Expenditures; (iii) all Working Capital Borrowings not repaid within twelve (12) months after having been incurred or repaid within such twelve (12) month period with the proceeds of additional Working Capital Borrowings; and (iv) any cash loss realized on disposition of an Investment Capital Expenditure;

provided, *however*, that disbursements made (including contributions to a Group Member or disbursements on behalf of a Group Member), cash received or cash reserves established, increased or reduced after the end of such period but on or before the date on which cash or cash equivalents will be distributed with respect to such period shall be deemed to have been made, received, established, increased or reduced, for purposes of determining Operating Surplus, within such period if the General Partner so determines.

Notwithstanding the foregoing, (x) "*Operating Surplus*" with respect to the Quarter in which the Liquidation Date occurs and any subsequent Quarter shall equal zero; (y) cash receipts from an Investment Capital Expenditure shall be treated as cash receipts only to the extent they are a return on principal, but in no event shall a return of principal be treated as cash receipts; and (z) cash received from any equity interest in a Person that is not a Subsidiary of a Group Member and for which the Partnership accounts using the equity method shall not exceed the Partnership's proportionate share of

Antero Resources Midstream LLC, as predecessor in interest to the Partnership, with the Commission under the Securities Act to register the offering and sale of the Common Units in the Initial Offering.

"*Remaining Net Positive Adjustments*" means as of the end of any taxable period, (i) with respect to the Unitholders, the excess of (a) the Net Positive Adjustments of the Unitholders as of the end of such period over (b) the sum of those Unitholders' Share of Additional Book Basis Derivative Items for each prior taxable period and (ii) with respect to the holders of Incentive Distribution Rights, the excess of (a) the Net Positive Adjustments of the holders of Incentive Distribution Rights as of the end of such period over (b) the sum of the Share of Additional Book Basis Derivative Items of the holders of the Incentive Distribution Rights for each prior taxable period.

"*Required Allocations*" means any allocation of an item of income, gain, loss or deduction pursuant to Section 6.1(d)(i), Section 6.1(d)(ii), Section 6.1(d)(iv), Section 6.1(d)(v), Section 6.1(d)(vi), Section 6.1(d)(vii) or Section 6.1(d)(ix).

"*Reset MQD*" is defined in Section 5.10(a).

"*Reset Notice*" is defined in Section 5.10(b).

"*Revaluation Event*" means an event that results in adjustment of the Carrying Value of each Partnership property pursuant to Section 5.4(d).

"*Second Liquidation Target Amount*" is defined in Section 6.1(c)(i)(E).

"*Second Target Distribution*" means $0.234375 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

"*Securities Act*" means the Securities Act of 1933, as amended, supplemented or restated from time to time and any successor to such statute.

"*Securities Exchange Act*" means the Securities Exchange Act of 1934, as amended, supplemented or restated from time to time and any successor to such statute.

"*Share of Additional Book Basis Derivative Items*" means in connection with any allocation of Additional Book Basis Derivative Items for any taxable period, (i) with respect to the Unitholders, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Unitholders' Remaining Net Positive Adjustments as of the end of such taxable period bears to the Aggregate Remaining Net Positive Adjustments as of that time and (ii) with respect to the holders of Incentive Distribution Rights, the amount that bears the same ratio to such Additional Book Basis Derivative Items as the Remaining Net Positive Adjustments of the holders of the Incentive Distribution Rights as of the end of such period bears to the Aggregate Remaining Net Positive Adjustments as of that time.

"*Special Approval*" means approval by a majority of the members of the Conflicts Committee or, if the Conflicts Committee has only one member, the sole member of the Conflicts Committee.

"*Subordinated Unit*" means a Partnership Interest having the rights and obligations specified with respect to Subordinated Units in this Agreement. The term "Subordinated Unit" does not refer to or include a Common Unit. A Subordinated Unit that is convertible into a Common Unit shall not constitute a Common Unit until such conversion occurs.

"*Subordination Period*" means the period commencing on the Closing Date and ending on the first to occur of the following dates:

(a)   the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter beginning with the Quarter ending September 30, 2017 in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case with respect to each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such Business Day equaled or exceeded the sum of the Minimum Quarterly Distribution on all Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in each case in respect of such periods and (B) the Adjusted Operating Surplus for each of the three consecutive, non-overlapping four-Quarter periods immediately preceding such date equaled or exceeded the sum of the Minimum Quarterly Distribution on all of the Common Units, Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such periods on a Fully Diluted Weighted Average Basis, and (ii) there are no Cumulative Common Unit Arrearages;

(b) the first Business Day following the distribution pursuant to Section 6.3(a) in respect of any Quarter in respect of which (i) (A) aggregate distributions from Operating Surplus on the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, with respect to the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the Minimum Quarterly Distribution on all of the Outstanding Common Units and Subordinated Units and any other Outstanding Units that are senior or equal in right of distribution to the Subordinated Units, in respect of such period, and (B) the Adjusted Operating Surplus for the four-Quarter period immediately preceding such Business Day equaled or exceeded 150% of the sum of the Minimum Quarterly Distribution on all of the Common Units and Subordinated Units and any other Units that are senior or equal in right of distribution to the Subordinated Units, in each case that were Outstanding during such period on a Fully Diluted Weighted Average Basis and the corresponding Incentive Distributions and (ii) there are no Cumulative Common Unit Arrearages; and

(c) the first date on which there are no longer outstanding any Subordinated Units due to the conversion of Subordinated Units into Common Units pursuant to Section 5.6 or otherwise.

"*Subsidiary*" means, with respect to any Person, (a) a corporation of which more than 50% of the voting power of shares entitled (without regard to the occurrence of any contingency) to vote in the election of directors or other governing body of such corporation is owned, directly or indirectly, at the date of determination, by such Person, by one or more Subsidiaries of such Person or a combination thereof, (b) a partnership (whether general or limited) in which such Person or a Subsidiary of such Person is, at the date of determination, a general partner of such partnership, but only if such Person, directly or by one or more Subsidiaries of such Person, or a combination thereof, controls such partnership on the date of determination or (c) any other Person in which such Person, one or more Subsidiaries of such Person, or a combination thereof, directly or indirectly, at the date of determination, has (i) a majority ownership interest or (ii) the power to elect or direct the election of a majority of the directors or other governing body of such Person.

"*Surviving Business Entity*" is defined in Section 14.2(b)(ii).

"*Target Distribution*" means each of the Minimum Quarterly Distribution, the First Target Distribution, Second Target Distribution and Third Target Distribution.

"*Third Target Distribution*" means $0.281250 per Unit per Quarter (or, with respect to periods of less than a full fiscal quarter, it means the product of such amount multiplied by a fraction of which the numerator is the number of days in such period, and the denominator is the total number of days in such fiscal quarter), subject to adjustment in accordance with Section 5.10, Section 6.6 and Section 6.9.

by the Partnership in such merger or consolidation does not exceed 20% of the Partnership Interests (other than Incentive Distribution Rights) Outstanding immediately prior to the effective date of such merger or consolidation.

(f) Pursuant to Section 17-211(g) of the Delaware Act, an agreement of merger or consolidation approved in accordance with this Article XIV may (i) effect any amendment to this Agreement or (ii) effect the adoption of a new partnership agreement for the Partnership if it is the Surviving Business Entity. Any such amendment or adoption made pursuant to this Section 14.3 shall be effective at the effective time or date of the merger or consolidation.

Section 14.4 *Certificate of Merger*. Upon the required approval by the General Partner and the Unitholders of a Merger Agreement, a certificate of merger shall be executed and filed with the Secretary of State of the State of Delaware in conformity with the requirements of the Delaware Act.

Section 14.5 *Effect of Merger or Consolidation*.

(a) At the effective time of the certificate of merger:

   (i) all of the rights, privileges and powers of each of the business entities that has merged or consolidated, and all property, real, personal and mixed, and all debts due to any of those business entities and all other things and causes of action belonging to each of those business entities, shall be vested in the Surviving Business Entity and after the merger or consolidation shall be the property of the Surviving Business Entity to the extent they were of each constituent business entity;

  (ii) the title to any real property vested by deed or otherwise in any of those constituent business entities shall not revert and is not in any way impaired because of the merger or consolidation;

 (iii) all rights of creditors and all liens on or security interests in property of any of those constituent business entities shall be preserved unimpaired; and

  (iv) all debts, liabilities and duties of those constituent business entities shall attach to the Surviving Business Entity and may be enforced against it to the same extent as if the debts, liabilities and duties had been incurred or contracted by it.

ARTICLE XV

RIGHT TO ACQUIRE LIMITED PARTNER INTERESTS

Section 15.1 *Right to Acquire Limited Partner Interests*.

(a) Notwithstanding any other provision of this Agreement, if at any time the General Partner and its Affiliates (including Antero Resources Corporation) hold more than 80% of the total Limited Partner Interests of any class then Outstanding, the General Partner shall then have the right, which right it may assign and transfer in whole or in part to the Partnership or any Affiliate of the General Partner, exercisable in its sole discretion, to purchase all, but not less than all, of such Limited Partner Interests of such class then Outstanding held by Persons other than the General Partner and its Affiliates, at the greater of (x) the Current Market Price as of the date three days prior to the date that the notice described in Section 15.1(b) is mailed and (y) the highest price paid by the General Partner or any of its Affiliates for any such Limited Partner Interest of such class purchased during the 90-day period preceding the date that the notice described in Section 15.1(b) is mailed.

(b) If the General Partner, any Affiliate of the General Partner or the Partnership elects to exercise the right to purchase Limited Partner Interests granted pursuant to Section 15.1(a), the General Partner shall deliver to the Transfer Agent notice of such election to purchase



Antero Midstream Partners LP

37,500,000 Common Units
Representing Limited Partner Interests

Prospectus

, 2014

Barclays

Citigroup

Wells Fargo Securities

Through and including   , 2014 (25 days after the date of this prospectus), all dealers that buy, sell or trade our common units, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers' obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PART II

INFORMATION REQUIRED IN THE REGISTRATION STATEMENT

ITEM 13.   OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

Set forth below are the expenses (other than underwriting discounts and structuring fees) expected to be incurred in connection with the issuance and distribution of the securities registered hereby. With the exception of the SEC registration fee, the FINRA filing fee and the NYSE listing fee, the amounts set forth below are estimates.

SEC registration fee	$ 96,600
FINRA filing fee	113,000
NYSE listing fee	250,000
Accountants' fees and expenses	500,000
Legal fees and expenses	2,000,000
Printing and engraving expenses	500,000
Transfer agent and registrar fees	10,000
Miscellaneous	30,400
Total	$3,500,000

*   To be completed by amendment

ITEM 14.   INDEMNIFICATION OF OFFICERS AND MEMBERS OF OUR BOARD OF DIRECTORS.

Subject to any terms, conditions or restrictions set forth in the partnership agreement, Section 17-108 of the Delaware Revised Uniform Limited Partnership Act empowers a Delaware limited partnership to indemnify and hold harmless any partner or other persons from and against all claims and demands whatsoever. The section of the prospectus entitled "The Partnership Agreement— Indemnification" discloses that we will generally indemnify officers, directors and affiliates of the general partner to the fullest extent permitted by the law against all losses, claims, damages or similar events and is incorporated herein by this reference.

Our general partner will purchase insurance covering its officers and directors against liabilities asserted and expenses incurred in connection with their activities as officers and directors of the general partner or any of its direct or indirect subsidiaries.

The underwriting agreement to be entered into in connection with the sale of the securities offered pursuant to this registration statement, the form of which will be filed as an exhibit to this registration statement, provides for indemnification of Antero Resources Corporation and our general partner, their officers and directors, and any person who controls Antero Resources Corporation and our general partner, including indemnification for liabilities under the Securities Act.

ITEM 15.   RECENT SALES OF UNREGISTERED SECURITIES.

In connection with the contribution of Midstream Operating to us at the completion of this offering, Antero Resources Midstream LLC will convert into Antero Midstream Partners LP, and we expect to issue (i) the non-economic general partner interest in us to Antero Resources Midstream Management LLC for no consideration and (ii) the 100% limited partner interest in us to Antero Resources Corporation for $1,000.00. On October 1, 2013, in connection with its formation, Antero Resources Midstream LLC issued 100% of its common economic interests to Antero Resources Corporation and all of its special membership interests to Antero Resources Midstream Management LLC for no consideration. Both issuances were exempt from registration under